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As filed with the Securities and Exchange Commission on September 20, 2004

Registration No. 333-118959

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

OREGON STEEL MILLS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1000 S.W. Broadway, Suite 2200 Portland, Oregon 97205 (503) 223-9228 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	94-0506370 (I.R.S. Employer Identification No.)

L. Ray Adams, Vice President, Finance
Oregon Steel Mills, Inc.
1000 S.W. Broadway, Suite 2200
Portland, Oregon 97205
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carmen Calzacorta, Esq. Schwabe, Williamson & Wyatt, P.C. 1211 S.W. Fifth Avenue, Suites 1600-1900 Portland, Oregon 97204 (503) 222-9981	Richard L. Muglia, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 20, 2004

PRELIMINARY PROSPECTUS

7,500,000 Shares

OREGON STEEL MILLS, INC.

Common Stock

        We are offering 7,500,000 shares of our common stock.

        Our common stock is traded on the New York Stock Exchange under the symbol "OS." The closing sale price on September 17, 2004 as reflected on the New York Stock Exchange, was $15.64 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Price to the public	$	$
Underwriting discount
Proceeds to us

        We have granted the underwriters an option to purchase up to 1,125,000 additional shares of our common stock to cover over-allotments.

        The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares will be made on or about                          , 2004.

CIBC World Markets	UBS Investment Bank

Jefferies & Company, Inc.	KeyBanc Capital Markets
D.A. Davidson & Co.

The date of this prospectus is                          , 2004

Camrose
Portland
Napa
Pueblo
Oregon Steel Division
Rocky Mountain Steel Mills Division

OREGON STEEL MILLS

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read this entire prospectus carefully. Unless the context otherwise requires, references to "we," "us" or "our" refer collectively to Oregon Steel Mills, Inc. and its subsidiaries.

Our Company

We are a leading minimill steel producer with one of the broadest lines of specialty and commodity steel products of any domestic minimill company. We own two steel mills and have nine finishing facilities in the Western United States and Alberta, Canada.

We are focused on serving customers operating in diverse end markets west of the Mississippi River and in Western Canada. Our geographic location enables us to capitalize on a transportation cost competitive advantage in our market and contributes to the stability of our operating results. This market typically exhibits a favorable supply / demand balance as there are few competitors producing in the geographic area. There is a significant transportation cost associated with shipping steel products from other domestic and overseas locations into our market. Our manufacturing flexibility enables us to meet demanding customer specifications in a timely fashion and actively manage our product mix in response to changes in customer demand and individual product cycles.

Through strategic acquisitions and selective capital additions, we have: (i) increased shipments of steel products from approximately 750,000 tons in 1991 to over 1.6 million tons in 2003, (ii) expanded our range of finished products from two in 1991, discrete plate and large diameter welded pipe, to nine currently by adding electric resistance welded ("ERW") pipe, rail, rod, bar, seamless pipe, coiled plate, and structural tubing, (iii) increased our emphasis on higher margin specialty steel products, and (iv) focused on our primary selling region west of the Mississippi River and Western Canada.

Our two business units are the Oregon Steel Division and the Rocky Mountain Steel Mills ("RMSM") Division.

  •
  The Oregon Steel Division is centered on our Portland mill, a steel minimill with a Steckel combination mill that produces steel plate and coil for the division's steel plate heat treating, structural tubing, and large diameter and ERW pipe finishing facilities. Our Portland mill is the only hot rolled steel plate mill in the 11 Western states and is focused on selling plate and coil in the core markets of the Pacific Northwest.

  •
  The RMSM Division consists of the steelmaking and finishing facilities of CF&I Steel, L.P. located in Pueblo, Colorado. The Pueblo mill is a steel minimill which supplies steel for our rail, rod and bar, and seamless tubular finishing mills. The Pueblo mill operates the only rail facility west of the Mississippi River, and is one of only two established rail manufacturers in North America.

For 2004, we expect to ship approximately 1.72 million tons of steel products and generate approximately $1 billion in sales. The Oregon Steel Division expects to ship approximately 615,000 tons of plate and coil, 175,000 tons of welded pipe, and 70,000 tons of structural tubing. The RMSM Division expects to ship approximately 362,000 tons of rail and 500,000 tons of rod and bar products.

Our Recent Initiatives

In May 2003, we closed our Portland mill melt shop, thereby eliminating a significant percentage of our Portland mill's fixed costs. We are currently producing finished product by processing semi-finished steel slab ("steel slab") purchased on the open market. We believe this revised business strategy will help stabilize our financial performance by substantially lowering fixed costs and allowing us to manage the margin between finished product selling prices and the cost of steel slab.

On July 31, 2003, we named James E. Declusin President and Chief Executive Officer. Mr. Declusin has over 30 years of experience in the steel industry. In 2000, Mr. Declusin joined our board of directors after a successful career with California Steel Industries where he was Senior Executive Vice President and Chief Operating Officer.

In October 2003, we leased, with an option to buy, Columbia Structural Tubing ("CST"), a structural tubing facility close to our Portland mill. CST is the former LTV Structural Tube Facility and was not operating at the time of the lease. CST provides significant operational synergies with our Portland mill by increasing capacity utilization and yields, helping to reduce overall costs per ton. In addition, CST's structural tubing sales have enhanced our operating income. Since October 2003, we have increased tons sold from this facility each month as we further develop the structural tubing market in our primary selling region.

On January 15, 2004, we announced a tentative agreement to settle the six-year labor dispute between the United Steelworkers of America (the "Union") and CF&I Steel, L.P. ("CF&I"). On March 12, 2004, the Union voted to accept the proposed agreement. On September 10, 2004, we finalized the settlement, and we now have new five-year collective bargaining agreements in place. This settlement represents a breakthrough in employee relations for us and we believe it will help provide additional operational stability.

In June 2004, we announced that we would be indefinitely idling our Napa, California large diameter steel pipe mill and fabrication facility. This will further reduce our fixed costs and improve our operational efficiencies. The steel plate that was being allocated to the Napa pipe mill from the Portland mill will be redirected to our plate and coil customers and our structural tubing and Canadian line pipe businesses.

In July 2004, our board of directors approved the construction of a spiral weld facility at or near our Portland mill. The project as approved would consist of two pipe mills with a capacity of approximately 150,000 tons, depending on product mix, capable of producing large diameter line pipe from 20" to 60" in diameter, in wall thicknesses of 1/4" to 1", and in lengths of up to 80 feet. The approved budget for the project is approximately $35 million and we expect the project to be completed during the fourth quarter of 2005. We intend to use a portion of the net proceeds from this offering for the project. See "Use of Proceeds."

Our Strengths

        Flexible and Diverse Product Portfolio:    We currently have nine finishing facilities centered on our two primary steel operations. As a result, we are able to adjust our product mix as market conditions change to the products that generate higher margins. This allows us to produce a variety of specialty and commodity products, more efficiently balance capacity utilization, take advantage of niche market opportunities, and meet diverse customer needs not serviced by our competitors. For example, we can shift production at our Portland mill among specialty plate, commodity plate, and coiled plate. In addition, the Portland mill can produce coiled plate for structural tubing at CST and discrete plate and coil for line pipe at our pipe mills. At RMSM, we are able to switch production between our rail, rod and bar, and seamless tubular finishing facilities. We believe we are better able to weather downturns in particular end markets than some of our less diversified competitors, reducing our sensitivity to economic cycles.

        High Margin Specialty Steel Products:    We plan to continue our emphasis on specialty steel products, which enable us to focus on markets with barriers to entry, premium pricing, and less competition. Our specialty products include structural tubing, heat treated and other specialty plate, welded line pipe, high-carbon rod, and deep head-hardened ("DHH") rail, a highly durable rail product that commands a higher price than standard rail. We are one of only two established North American producers of rail for the railroads and the sole North American licensee of Nippon Steel's proprietary DHH rail technology. The recently leased CST facility produces high margin structural tubing by further processing coil provided almost exclusively by the Portland mill.

        Market Focus:    Our Portland mill is the only plate mill in the 11 Western states and our Pueblo mill is the only rail facility west of the Mississippi River. Competition from Midwestern and Eastern United States steel manufacturers is limited by the significant additional transportation costs to be incurred if they decided to ship products to the West Coast. We are currently facing only limited competition from imports due to the weak United States dollar, high ocean freight rates, and substantial demand for steel products in Asia.

        Variable Cost Structure:    In May 2003, we shut down our Portland mill melt shop. The determination to close the melt shop was based, in part, on high energy costs and yield losses associated with the inefficient casting technology in use at the Portland mill. We are currently producing finished product by processing steel slab purchased on the open market. This initiative significantly lowered our fixed costs and helped to stabilize our operation. We are now focused on managing the margin between finished product selling prices and the cost of steel slab.

We produce steel at our minimill at the Pueblo mill utilizing an electric arc furnace ("EAF"). The EAF method of producing steel provides numerous advantages over integrated steel producers using blast furnaces. Minimills have more efficient labor utilization and lower ratios of fixed costs to variable costs than integrated steel producers.

        Efficient and Modern Manufacturing Facilities:    Over the past ten years, we have invested approximately $450 million in capital expenditures for our production facilities, including steelmaking upgrades and a combination rod and bar mill at the Pueblo mill, a Steckel combination mill at the Portland mill and a temper mill cut-to-length line adjacent to the Portland mill built as part of a joint venture with Feralloy Corporation. Additionally, in October 2003, we leased CST, a nearby state-of-the-art structural tubing facility that was constructed in 2000. These investments have increased yields, improved efficiency, and diversified our product mix, and will allow us to incur minimal capital expenditures in the near future.

        Experienced Management Team:    We have a strong and experienced senior management team who have an average of 24 years of experience in the steel industry. See "Management." In 2003, we hired several experienced senior managers for our Portland mill which has been an important factor in the improved operational performance of our Oregon Steel Division.

Our Strategy

We aim to continue to improve our position as a cost-efficient producer of specialty and commodity steel products. We strive to identify and implement programs to reduce production costs, diversify our product mix, enhance performance, and improve operating margins through:

  •
  using free cash flow generation to improve our liquidity;

  •
  operating manufacturing facilities capable of responding to changes in customer demand and individual product cycles;

  •
  emphasizing the production of higher margin specialty steel products;

  •
  investing in efficient and flexible manufacturing technology; and

  •
  maintaining tight cost and quality controls.

Corporate Information

We were founded in 1926 by William G. Gilmore and were incorporated in California in 1928. We were reincorporated in Delaware in 1974. Our executive offices are located at 1000 SW Broadway, Suite 2200, Portland, Oregon 97205, and our telephone number is (503) 223-9228.

The Offering

Common stock offered by Oregon Steel Mills, Inc.	7,500,000 shares
Common stock to be outstanding after this offering	34,197,504 shares
NYSE symbol	OS
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $111.0 million, assuming an offering price of $15.64 per share. We intend to use (1) approximately $62.6 million (assuming the offering price will be $15.64 per share) of the net proceeds to satisfy an obligation in connection with the settlement of the labor dispute with the Union and (2) approximately $35 million of the net proceeds to construct a spiral weld pipe mill at our Portland mill. We will use the remaining net proceeds for general corporate purposes, which may include capital expenditures, including completion of the conversion to the new furnace at the Pueblo mill, possible acquisitions of businesses, technologies, products or assets complementary to our business, funding of working capital, enhancement of liquidity, or reduction of debt. See "Use of Proceeds."
Over-allotment option	We have granted the underwriters a 30-day option to purchase up to 1,125,000 additional shares of our common stock to cover over-allotments.
Risk factors	You should read carefully the "Risk Factors" beginning on page 8 of this prospectus before making an investment in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of the date of this prospectus and does not include:

  •
  options to acquire an aggregate of 649,468 shares outstanding as of August 31, 2004; and

  •
  shares that may be purchased by the underwriters to cover over-allotments, if any.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters. See "Underwriting."

Summary Consolidated Financial Data

The following table presents our summary consolidated financial data as of the end of and for each year in the three-year period ended December 31, 2003, which have been derived from our consolidated financial statements that have been audited by KPMG LLP as of the end of and for the year ended December 31, 2003 and PricewaterhouseCoopers LLP as of December 31, 2002 and for each of the two years in the period then ended. The table also presents our summary consolidated financial data for the six months ended June 30, 2004 and 2003, which are derived from our unaudited condensed consolidated financial statements which, in our opinion, reflect all adjustments necessary for a fair presentation. The consolidated balance sheets as of December 31, 2003 and 2002 and June 30, 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years ended December 31, 2003 and the six months ended June 30, 2004 and 2003 and the notes thereto appear elsewhere in this prospectus. Results for the six months ended June 30, 2004 are not necessarily indicative of results for the full year. The summary consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by, "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes thereto, and other financial information included elsewhere in this prospectus.

	Six Months Ended June 30		Year Ended December 31
	2004	2003	2003	2002	2001
	(unaudited)
	(in thousands, except tonnage, per ton, and per share amounts)
Income Statement Data:
Sales	$534,165	$365,576	$723,297	$904,950	$780,887
Cost of sales	427,372	359,607	713,601	783,940	694,941
Fixed and other asset impairment charges	–	36,113	36,113	–	–
Labor dispute settlement charges	38,868	–	31,089	–	–
Selling, general and administrative expenses	27,683	24,925	50,477	58,600	64,300
Settlement of litigation	–	–	–	–	(3,391)
Loss (gain) on sale of assets	(293)	(274)	(1,835)	(1,283)	(10)
Incentive compensation	5,088	339	354	3,761	244

Operating income (loss)	35,447	(55,134)	(106,502)	59,932	24,803
Interest expense	(17,029)	(16,561)	(33,620)	(36,254)	(35,595)
Minority interests	1,614	2,462	6,108	(3,036)	(339)
Other income, net	1,472	735	1,448	961	3,044

Income (loss) before tax	21,504	(68,498)	(132,566)	21,603	(8,087)
Income tax benefit (expense)	41	7,525	6,617	(9,244)	2,159

Net income (loss) before cumulative effect of change in accounting principle	21,545	(60,973)	(125,949)	12,359	(5,928)
Cumulative effect of change in accounting principle, net of tax	–	–	–	(17,967)	–

Net income (loss)	$21,545	$(60,973)	$(125,949)	$(5,608)	$(5,928)

Common Stock Information:
Basic earnings (loss) per share	$0.81	$(2.31)	$(4.77)	$(0.21)	$(0.22)
Diluted earnings (loss) per share	$0.81	$(2.31)	$(4.77)	$(0.21)	$(0.22)
Cash dividends declared per share	$–	$–	$–	$–	$–
Weighted average common shares and common equivalents outstanding:
Basic	26,535	26,388	26,392	26,388	26,378
Diluted	26,704	26,388	26,392	26,621	26,378

	Six Months Ended June 30		Year Ended December 31
	2004	2003	2003	2002	2001
	(unaudited)
	(in thousands, except tonnage, per ton and per share amounts)
Other Data:
Capital expenditures	$9,461	$11,618	$19,754	$18,246	$12,933
Depreciation and amortization	19,499	21,691	40,809	45,868	46,097
EBITDA	58,032	(30,246)	(58,137)	85,758	73,605
EBITDA excluding effects of fixed and other asset impairment charges, labor dispute settlement charges, and settlement of litigation	$96,900	$5,867	$9,065	$85,758	$70,214
Total tonnage sold:
Oregon Steel Division	447,200	364,800	740,700	947,000	829,700
RMSM Division	460,500	456,800	894,100	836,500	780,900

Total tonnage sold	907,700	821,600	1,634,800	1,783,500	1,610,600

Revenue per ton sold	$588	$445	$442	$507	$485
EBITDA per ton sold	$64	$(37)	$(36)	$48	$46
EBITDA excluding effects of fixed and other asset impairment charges, labor dispute settlement charges, and settlement of litigation, per ton sold	$107	$7	$6	$48	$44
Operating income (loss) per ton sold	$39	$(67)	$(65)	$34	$15
	As of June 30, 2004 (in thousands)
	Actual	As Adjusted(1)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$52,958	$163,980	(2)
Net working capital	178,536	289,558
Net property, plant and equipment	482,189	482,189
Total assets	823,557	934,579
Long-term debt, including current portion	311,550	311,550
Total stockholders' equity	209,118	320,140

(1)
Gives effect to the sale by us of 7,500,000 shares of common stock in this offering (without giving effect to the exercise of the underwriters' over-allotment option), at the assumed public offering price of $15.64 per share and our receipt of the estimated net proceeds therefrom. See "Capitalization."

(2)
Includes approximately $62.6 million (assuming the offering price will be $15.64 per share), which we intend to use to satisfy an obligation in connection with the settlement of the labor dispute with the Union. See "Use of Proceeds."

EBITDA, as used in the table above, is defined as the sum of consolidated net income (loss), consolidated depreciation and amortization expenses, consolidated interest expense, and consolidated income tax expense or benefit. This definition of EBITDA may not be the same as that of similarly named measures used by other companies or the definition used in any of our debt agreements.

We believe that EBITDA is useful to investors because it is a basis upon which we assess our financial performance, it provides useful information regarding our ability to service our debt, and because it is a commonly used financial analysis tool for measuring and comparing companies in several areas of liquidity, operating performance, and leverage. We believe EBITDA excluding effects of fixed and other asset impairment charges, labor dispute settlement charges, and settlement of litigation is useful to investors because we believe the excluded items are nonrecurring, except for additional labor dispute settlement charges that may occur based on the market value of our shares of common stock. See "Business—Labor Matters." Therefore, we believe this financial measure is more useful to investors when comparing the reported results to previous periods.

Neither of these measures is determined in accordance with generally accepted accounting principles, are unaudited and should not be considered an alternative to, or more meaningful than, net income or income from operations, as an indicator of our operating performance, or cash flows from operating activities, as a measure of liquidity.

The following table provides a reconciliation of net income (loss) to (1) EBITDA and (2) EBITDA excluding effects of fixed and other asset impairment charges, labor dispute settlement charges, and settlement of litigation:

	Six Months Ended June 30		Year Ended December 31
	2004	2003	2003	2002	2001
	(unaudited)
	(in thousands)
Net income (loss)	$21,545	$(60,973)	$(125,949)	$(5,608)	$(5,928)
Income tax provision (benefit)	(41)	(7,525)	(6,617)	9,244	(2,159)
Interest expense, net	17,029	16,561	33,620	36,254	35,595
Depreciation and amortization	19,499	21,691	40,809	45,868	46,097

EBITDA	58,032	(30,246)	(58,137)	85,758	73,605

Add back (less):
Fixed and other asset impairment charges	–	36,113	36,113	–	–
Labor dispute settlement charges	38,868	–	31,089	–	–
Settlement of litigation	–	–	–	–	(3,391)

EBITDA excluding effects of fixed and other asset impairment charges, labor dispute settlement charges, and settlement of litigation	$96,900	$5,867	$9,065	$85,758	$70,214

RISK FACTORS

You should carefully consider the following risk factors, together with other information contained or incorporated by reference in this prospectus, in evaluating whether to invest in our shares.

Risks Related to Our Business

Until recently, the steel industry had been experiencing weak demand for products, excess capacity and low prices, and if those conditions return we could be required to reduce prices for our products and our profitability could be adversely impacted.

In recent years, the steel industry has faced weakened demand, overcapacity and low prices for products, and these conditions caused a significant number of domestic companies in the steel industry to file for bankruptcy, including some that are substantially larger than us. Our operating results were affected in 2003 by, among other things, reduced demand and pricing for welded pipe products and increased pricing pressure in plate and coil products and higher scrap and energy costs. The specialty and commodity plate and coil markets have been impacted by both new sources of domestic supply and continued imports from foreign suppliers, which have adversely affected average selling prices for our plate products. In addition, we believe that high fixed costs motivate steel producers to maintain high output levels even in the face of falling prices, thereby increasing further downward pressures on selling prices.

Demand for steel products in Asia, a weak United States dollar, high ocean freight cost, improving conditions in the manufacturing economy, and reduced United States steel production capacity have significantly reduced worldwide oversupply and excess capacity. As a result, in 2004, we, and the domestic steel industry in general, have seen significant increases in the selling price of steel products and as a result, our net revenues and profitability have significantly increased.

However, if the domestic steel industry again experiences reduced demand, overcapacity and reduced selling prices for steel products, our ability to realize our target profit margins will be impaired and our results of operations could be materially and adversely affected.

The inputs used to produce our products are subject to price fluctuations that could increase our costs of production and adversely affect our profitability.

Our principal raw material for the Pueblo mill is ferrous scrap metal derived from, among other sources, junked automobiles, railroad cars and railroad track materials and demolition scrap from obsolete structures, containers, and machines. In addition, direct-reduction iron, hot-briquetted iron, and pig iron (collectively "alternate metallics") can substitute for a limited portion of the scrap used in EAF steel production, although the sources and availability of alternate metallics are substantially more limited than those of scrap. The purchase prices for scrap and alternate metallics are affected by cyclical, seasonal, and other market factors. Prices also fluctuate on the basis of factors affecting supply, such as demand from domestic and foreign steel producers, periodic shortages, freight costs, speculation by brokers, export markets, and other conditions. Most of these factors are beyond our control. The cost of scrap and alternate metallics to us can vary significantly, and our product prices often cannot be adjusted, especially in the short-term, to recover the costs of increases in scrap and alternate metallics prices. In addition, an increase in specific utility or service costs could have an adverse effect on our margins if we are unable to pass along the higher costs to our customers.

In recent years, we purchased material quantities of steel slabs on the open market for use in the production of plate and coiled plate. Due to the closure of our melt shop, we expect steel slab purchases to represent 100% of our production needs for plate and coiled plate in 2004 and into the foreseeable future. We purchase steel slabs on the spot market. While we do have ongoing procurement relationships, we do not have any long-term steel slab supply agreements. The steel slab market and pricing are subject to significant volatility, and steel slabs may not be available at reasonable prices in the future or at the times and in the quantities we need to satisfy our customers. The recent increase in demand in Asia, a weak United States dollar, and the increase in ocean freight costs have added to price volatility, and we expect this situation to remain unsettled until demand in Asia stabilizes.

Supply limitations or delays, including as a result of trade tariffs or quotas or port closures, would constrain our production and could materially and adversely affect our sales and profitability.

As described above, we purchase material quantities of steel slabs on the open market for use in the production of plate and coiled plate because, following the addition of the Steckel combination mill to the Portland mill in 1998, the production of steel plate and coiled plate has exceeded the steel slab production of the Portland mill. Due to the closure of our melt shop, we expect steel slab purchases to represent 100% of our production needs for plate and coiled plate in 2004 and into the foreseeable future.

The imposition of tariffs pursuant to trade laws and regulations can have an adverse impact on our business by placing tariffs and tariff-rate quotas on the import of steel slabs and raising the prices of steel slabs which we require as raw material for our production. On March 5, 2002, President Bush announced temporary measures on imports of ten categories of steel products. These measures took the form of tariffs ranging from 8 to 30 percent, as well as a tariff-rate quota on steel slab. On December 4, 2003, President Bush announced his decision to terminate the safeguard measures fifteen months before the scheduled end date of March 5, 2005, but reserved the option of introducing new measures should steel imports again surge into the United States. Since the lifting of the tariffs, the United States steel industry has seen dramatic increases in both the cost of raw materials and the selling price of most steel products. Future impositions of tariffs or quotas could limit our access to steel slabs at reasonable cost, or at all, and could consequently have a material adverse effect on our production, sales levels, operating margins, and profitability.

We purchase steel slab from a number of foreign producers. Any interruption or reduction in the supply of steel slab may make it difficult or impossible to satisfy customers' delivery requirements, which could have a material adverse effect on our results of operations. Thus far in 2004, our major suppliers of steel slab have been Ispat Mexicana S.A. de C. V. of Mexico and Companhia Siderúrgica de Tubarão, a Brazilian company. Any interruption of supply from these suppliers could have a material adverse effect on our results of operations. Most of the steel slabs we purchase are delivered by ship. Any disruption to port operations, including those caused by a labor dispute involving longshoreman or terrorism, could materially impact the supply or the cost of steel slabs, which could have a material adverse effect on our production, sales levels, and profitability.

In addition, there may be interruption or limitations in supply in the future. A disruption or curtailment in the supply of any of these or other inputs could constrain our production in general or require us to reallocate resources, thereby constraining our production of more profitable products.

We service cyclical industries and generally do not have long-term contracts with our customers, and therefore any downturn in these industries could reduce our revenue and profitability.

We sell many products to cyclical industries, such as the rail transportation, construction, capital equipment, oil and gas, and durable goods segments. Their demand for our products changes as a result of economic conditions, energy prices or other factors beyond our control. For example, the demand for our rail products is impacted by seasonal demand, as dictated by the major railroads' procurement schedules. Demand for oil country tubular goods, which includes seamless pipe, can be subject to seasonal factors. Overall demand for these goods also is subject to significant fluctuations due to the volatility of the oil and gas prices and North American drilling activities, as well as other factors such as competition from imports. As a result of the volatility of the industries we serve, we may have difficulty increasing or maintaining our sales and profitability if we are not able to divert sales of our products to customers in other industries when one or more of our customers' industries is experiencing a decline.

We do not have any significant ongoing contracts with customers, and orders placed with us generally are cancelable by the customer prior to production. We do have contracts ranging from one year to three years with the major railroads, but these customers may not take delivery of their projected requirements or may terminate their contract with less than 60 days' advance notice. In addition, many of our contracts may be terminated by us or the customer before delivery of the full contracted amount.

Our product mix and levels of production and sales therefore are subject to fluctuations and curtailments in the demands of our customers for our products. For example, we made the decision to shut down our seamless pipe operation from November 2001 to April 2002, from mid-August 2002 to mid-September 2002, and from mid-November 2003 to date and the Napa pipe mill in July 2004 because of weakened demand in the oil and gas sector. Changes in our product mix can materially affect our operating results due to variation in the selling prices and profit margins of products.

Increased levels of imports could have an adverse effect on our business.

Foreign competition historically has adversely affected product prices in the United States and the tonnage sold by domestic producers. Fluctuations in the value of the United States dollar against several other currencies substantially affect the intensity of foreign competition. Foreign governments control or subsidize many foreign steel producers. Decisions by these producers concerning production and exports may be influenced, in part, by political and social policy considerations as well as by prevailing market conditions and profit opportunities. Economic and currency dislocations in foreign markets may encourage importers to target the United States with excess capacity at aggressive prices. Moreover, existing trade laws and regulations may be inadequate to prevent unfair trade practices concerning these imports that could pose increasing problems for us and the rest of the domestic steel industry. Any such competition may have an adverse effect on our production, sales, operating margins, and profitability.

Our substantial amount of debt could materially and adversely affect our financial health in a number of ways, including limiting our ability to obtain additional financing and reducing our ability to use cash flow for purposes other than debt payments, and prevent us from fulfilling our obligations under our outstanding debt.

At June 30, 2004, we had $311.6 million of total debt, $823.6 million of total assets and $209.1 million of total stockholders' equity, and our total debt as a percentage of total capitalization was approximately 59.8%. All of our debt is secured by our and our subsidiaries' assets.

This debt could have material adverse consequences for you and for us, including but not limited to:

  •
  making it more difficult for us to satisfy our obligations with respect to our outstanding debt;

  •
  increasing our vulnerability to adverse economic and industry conditions or a downturn in our business;

  •
  limiting our ability to obtain additional financing;

  •
  requiring a substantial portion of our cash flow from operations to be used for debt payments and reducing our ability to use cash flow to fund working capital, capital expenditures, development projects, acquisitions, and other general corporate purposes;

  •
  requiring us to comply with restrictive covenants and limitations;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and our industry; and

  •
  placing us at a disadvantage to competitors with less debt or greater resources.

If we are unable to satisfy our obligations under our debt, it could result in all of our debt becoming immediately due and payable and could permit our lenders to foreclose on our and our subsidiaries' assets securing the debt.

We may not be able to generate sufficient cash flow to service our debt which could prevent us from fulfilling our obligations under our outstanding debt.

We may not be able to generate sufficient cash flow to service our debt, to repay our debt when due or to meet unanticipated capital needs. We plan to service interest payments on our debt with cash from operations. Our cash from operations, however, may not be sufficient to repay the principal of our debt when due.

Our ability to generate sufficient cash flow to satisfy our obligations will depend on our future performance, which is subject to many economic, political, competitive, regulatory, and other factors that are beyond our control. In addition, we face potential costs and liabilities associated with environmental compliance and remediation issues. If cash from operations is not sufficient to satisfy our obligations, we may need to seek additional financing in the debt or equity markets, refinance our debt, sell selected assets or reduce or delay planned activities and capital expenditures. Any such financing, refinancing or sale of assets might not be available on economically favorable terms, if at all. If we cannot meet our debt service requirements an event of default would occur under our debt instruments. This could result in all of our debt becoming immediately due and payable and could permit our lenders to foreclose on our and our subsidiaries' assets securing the debt.

We face significant competition in our principal markets, and increased competition could reduce our gross margins and net income.

The principal markets that we serve are highly competitive. We compete with other steel manufacturers primarily on the basis of product quality, price, and responsiveness to customer needs. Many of our competitors are larger and have substantial capital resources. Consolidation of our competitors and the purchase by our competitors of assets of producers that have exited the industry has increased the size of some of our competitors. Foreign producers have had, and may in the future have, a significant impact on our ability to compete, depending upon various factors, including the level of domestic prices, global and regional steel demand, exchange rates, import restrictions, and foreign subsidies. While we are one of two established North American manufacturers of rail for the railroads, foreign suppliers compete with us in the domestic rail market. In addition, one United States steel company has announced that it plans to start shipping non-specialty rail sometime in 2004. Increased competition, especially combined with excess production capacity in some products, could force us to lower our prices or to offer increased services at a higher cost to us, which would reduce our gross margins and net income.

Unplanned repairs or equipment outages could interrupt production and reduce income or cash flow.

Our operations depend upon critical pieces of equipment, such as electric arc furnaces, semi-finished casters, and rolling mills that may occasionally be out of service due to routine scheduled maintenance or equipment failures. Any unplanned unavailability of critical equipment would interrupt our production capabilities and reduce our sales and profitability. Although we have not recently experienced any equipment failures that have resulted in the complete shutdown of a major portion of our production for a significant period, we have experienced unscheduled equipment outages in the past and we could have material shutdowns in the future.

The resolution of pending environmental actions and our costs of compliance with environmental orders and regulations may materially and adversely affect our competitiveness and profitability.

We are subject to extensive federal, state, and local environmental laws and regulations concerning, among other things, wastewater, stormwater, air emissions, toxic use reduction and hazardous materials storage, handling, and disposal. Like other similar steel mills in the industry, the Pueblo mill generates, and the Portland mill has in the past generated, hazardous waste from the melting operation of the electric arc furnaces, primarily dust containing heavy metals. We are subject to increasingly stringent environmental standards, including those relating to air emissions, waste water and stormwater discharge and hazardous materials use, storage, handling, and disposal, and will likely be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. Furthermore, although we have established reserves for environmental remediation, the cost of remedial measures that might eventually be required by environmental authorities may exceed those reserves. In addition, additional environmental claims, requiring further remedial expenditures in excess of our reserves, might be asserted by environmental authorities or private parties. We also may be subject to legal proceedings brought by private parties or governmental agencies with respect to environmental matters. Expenditures related to these matters could have a material adverse effect on our business.

Expenditures or proceedings of the nature described above, or other expenditures or liabilities resulting from hazardous substances located on our property or used or generated in the conduct of our business, or resulting from circumstances, actions, proceedings or claims relating to environmental matters, may have a material adverse effect on us by reducing profitability and cash available for other uses. At June 30, 2004, our financial statements reflected total accrued liabilities of $31.0 million to cover future costs arising from environmental issues relating to our properties. Our actual future expenditures, however, for installation of and improvements to environmental control facilities, remediation of environmental conditions existing at our properties and other similar matters cannot be conclusively determined and expenditures in excess of our accrual could have a material adverse effect on our business by reducing our profitability and cash available for other uses.

We own or have owned properties and conduct or have conducted operations at properties which have been assessed as contaminated with hazardous or other controlled substances or as otherwise requiring remedial action under federal, state or local environmental laws or regulations. As a result, we are subject to several actual or potential environmental remediation obligations and potential environmental related liabilities, including the following:

  •
  We entered into a Voluntary Clean-up Agreement with the Oregon Department of Environmental Quality ("DEQ") in May 2000 committing us to conduct a full remedial investigation of, whether and to what extent, past or present operations at the Portland mill might have affected sediment quality in the Willamette River. Based on preliminary findings, we are conducting a full remedial investigation ("RI"), including areas of investigation throughout the Portland mill, and we have committed to implement source control if required. Our best estimate for costs of the RI study is $853,000 over the next two years. Accordingly, we have accrued a liability of $853,000 as of June 30, 2004. Based on the results of the RI, the DEQ may require us to incur costs associated with additional phases of investigation, remedial action or implementation of source controls. While insurance is covering the costs of the investigation, subject to a standard reservation of rights, any additional actions we are required to take by the DEQ could cause us to incur costs either in excess of available insurance amounts or not covered by insurance, which could have a material adverse effect on our results of operations.

  •
  We, along with 68 other entities, have been identified by the United States Environmental Protection Agency ("EPA") in a general notice letter as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to contamination in a portion of the Willamette River that has been designated as the "Portland Harbor Superfund Site." The letter advised us that we may be liable for costs of remedial investigation and remedial action at the site, which liability, under CERCLA, may be joint and several with other PRPs. The letter also advised us that we may be liable for natural resource damages that may be associated with any releases of contaminants, principally at the Portland mill site, for which we have liability. We have agreed, along with nine other PRPs, to fund certain investigations relating to the environmental condition of the site and to the assessment of damages to natural resources. We, along with eight of the nine other industrial and municipal parties, withdrew from the agreement, effective October 1, 2004, because of the inability to reach agreement with the trustees with respect to the assessment to be conducted. We intend to continue to work with interested parties to assess natural resource damages. In connection with these matters, we could incur costs associated with remedial action, natural resource damage, and natural resource restoration, which could have a material adverse effect on our results of operations.

  •
  In connection with the acquisition of the Pueblo mill, our subsidiary, CF&I, accrued a liability of $36.7 million for environmental remediation related to the prior owner's operations. In addition, as part of the postclosure permit requirements for hazardous waste units at the Pueblo mill, CF&I must conduct a corrective action program for the 82 solid waste management units at the facility and continue to address projects on a prioritized corrective action schedule. At June 30, 2004, the accrued liability was $27.5 million, of which $23.8 million was classified as non-current in our consolidated balance sheet. If the cost of remediation exceeds our accrual, or if regulatory authorities decide to accelerate the corrective action program schedule, our results of operations could be materially and adversely affected.

  •
  In May 2000, the EPA issued a final determination that one of the two electric arc furnaces at the Pueblo mill was subject to federal New Source Performance Standards Subpart AA ("NSPS AA"). This determination was contrary to an earlier "grandfather" determination first made in 1996 by the Colorado Department of Public Health and Environment ("CDPHE"). CF&I appealed the EPA determination in the federal Tenth Circuit Court of Appeals. The issue has been resolved by entry of a Consent Decree on November 26, 2003, and the Tenth Circuit dismissed the appeal on December 10, 2003. In that Consent Decree and overlapping with the commitments made to the CDPHE, CF&I committed to the conversion to the new furnace (to be completed approximately 21 months after permit approval and expected to cost, with all related emission control improvements, approximately $25.0 million) and to pay approximately $450,000 in penalties and fund certain supplemental environmental projects valued at approximately $1.1 million, including the installation of additional pollution control equipment at the Pueblo mill. Under this settlement, and a related settlement with the

    CDPHE, we are subject to certain stipulated penalties if we fail to comply. In March 2004, the CDPHE notified CF&I of alleged violations of the state consent decree relating to opacity. In June 2004, the CDPHE assessed stipulated penalties of $270,000. On July 26, 2004, CF&I sought judicial review of the determination. At this time, no date for a hearing has been set. In addition to these assessed penalties, we may in the future incur additional penalties related to these matters. Such penalties may materially and adversely affect our results of operations and cash flows.

Approximately 795 of our employees belong to unions; any labor disruptions, work stoppages or significant negotiated wage increases could reduce our sales or increase our costs, and accordingly could have an adverse effect on our business.

Most of the employees at our Pueblo mill and our Camrose pipe mill belong to unions. Accordingly, CF&I and Camrose Pipe Company, our 60%-owned subsidiary, negotiate collective bargaining agreements with these unions. Any failure to reach agreement on new labor agreements when required might result in a work stoppage that could, depending upon the operations affected and the length of the work stoppage, have a material adverse effect on our operations. In addition, a contract may be renegotiated with significant increases in wages or other adverse economic terms, which would increase our costs and could reduce our profitability. Moreover, as part of the 2004 settlement with the Union, we will remain neutral, that is, we will not in any way, directly or indirectly, involve ourselves in any matter which involves the unionization of production and maintenance employees, starting on January 1, 2005 for the Portland mill and January 1, 2006 for the Napa pipe mill and CST. Our unionized employees consist primarily of hourly production workers.

We may be unable to satisfy regulatory requirements relating to internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our internal controls over financial reporting and have our auditor attest to such evaluation. We have prepared an internal plan of action for compliance and we are in the process of documenting and testing our system of internal controls to provide the basis for our report. Due to ongoing evaluation and testing of our internal controls and the uncertainties of the interpretation of these new requirements, we cannot assure you that there may not be significant deficiencies or material weaknesses that would be required to be reported.

Senior management may be difficult to replace if they leave.

The loss of the services of one or more members of our senior management team or the inability to attract, retain and maintain additional senior management personnel could harm our business, financial condition, results of operations and future prospects. Our operations and prospects depend in large part on the performance of our senior management team, including our chief executive officer and president, James E. Declusin, our chief financial officer, L. Ray Adams, and the other members of the senior management team. We may not be able to find qualified replacements for any of these individuals if their services are no longer available. We do not have key man insurance on any executive.

Risks Relating to Our Common Stock

Certain provisions of our charter documents, Delaware law, and our stockholder rights plan could discourage potential acquisition proposals and could delay, defer or prevent a change in control of our company that our stockholders consider favorable and could depress the market value of our common stock.

Certain provisions of our certificate of incorporation and bylaws, provisions of the Delaware General Corporation Law, as well as our stockholder rights plan, could have the effect of deterring takeovers or delaying, deferring or preventing changes in control or management of our company that our stockholders consider favorable and could depress the market value of our common stock.

Our certificate of incorporation and bylaws provide for a classified board, that directors can only be removed for cause, and require advance notice of certain stockholder proposals and director nominations. These provisions may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the stockholder's shares.

We are a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which such person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

In addition, we have adopted a stockholder rights plan. The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which, in our board of directors' opinion, would impair its ability to represent our stockholders' interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though a takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Future sales of our common stock could depress our market price and diminish the value of your investment.

Future sales of shares of our common stock could adversely affect the prevailing market price of our common stock. If one of our existing stockholders sells a large number of shares, or if we issue a large number of shares, the market price of our common stock could significantly decline. Moreover, the perception in the public market that a stockholder might sell shares of common stock could depress the market for our common stock.

Although, we, our officers, and our directors have entered into lock-up agreements with CIBC World Markets Corp. and UBS Securities LLC, as representatives of the underwriters, whereby we and they will not offer, sell, contract to sell, pledge, grant or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, except for the shares of common stock to be sold in this offering and certain other exceptions, for a period of 90 days from the date of this prospectus, without the prior written consent of CIBC World Markets Corp. and UBS Securities LLC, we or any of these persons may be released from this obligation, in whole or in part, by CIBC World Markets Corp. and UBS Securities LLC in their sole discretion at any time with or without notice.

The price of our common stock may fluctuate substantially.

The market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

  •
  actual or anticipated fluctuations in our results of operations;

  •
  variance in our financial performance from the expectations of market analysts;

  •
  conditions and trends in the end markets we serve and changes in the estimation of the size and growth rate of these markets;

  •
  announcements of significant contracts by us or our competitors;

  •
  loss of one or more of our significant customers;

  •
  legislation;

  •
  changes in market valuation or earnings of our competitors;

  •
  trading volume of our common stock; and

  •
  general economic conditions.

In addition, the stock market in general, and the New York Stock Exchange and the market for steel companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

We currently do not intend to pay dividends on our common stock and, consequently, your best opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, the payment of dividends by us is restricted by the indenture governing our 10% First Mortgage Notes due 2009 and by our credit facility. Consequently, your best opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit.

FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements," as defined by federal securities laws, with respect to our financial condition, results of operations and business, and our expectations or beliefs concerning future events. Statements made in this prospectus that are not statements of historical fact are forward-looking statements. In addition, from time to time, we and our representatives may make statements that are forward-looking. This section provides you with cautionary statements identifying important factors that could cause our actual results to differ materially from those contained in forward-looking statements made in this prospectus or otherwise made by us or on our behalf. You can identify these forward-looking statements by forward-looking words such as, but not limited to, "expect," "anticipate," "believe," "intend," "plan," "seek," "forecast," "estimate," "continue," "may," "will," "would," "could," "likely," and similar expressions.

All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in the steel industry. Others are more specific to our operations. The occurrence of any of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Because of such risks, uncertainties and assumptions, actual results may differ materially from expected results, and the forward-looking events described in the forward-looking statements may not occur. The following are some of the factors that could cause actual results to differ from our expectations:

  •
  changes in market supply and demand for steel, including the effect of changes in general economic conditions and imports;

  •
  changes in the availability and costs of steel scrap, steel scrap substitute materials, steel slab and billets and other raw materials or supplies used by us, as well as the availability and cost of electricity and other utilities;

  •
  downturns in the industries we serve, including the rail transportation, construction, capital equipment, oil and gas, and durable goods segments;

  •
  increased levels of steel imports;

  •
  our substantial indebtedness, debt service requirements, and liquidity constraints;

  •
  our highly leveraged capital structure and the effect of restrictive covenants in our debt instruments on our operating and financial flexibility;

  •
  availability and adequacy of our cash flow to meet our requirements;

  •
  actions by our domestic and foreign competitors;

  •
  unplanned equipment failures and plant outages;

  •
  costs of environmental compliance and the impact of governmental regulations;

  •
  risks related to pending environmental matters, including the risk that costs associated with such matters may exceed our expectations or available insurance coverage, if any, and the risk that we may not be able to resolve any matter as expected;

  •
  risks relating to our relationship with our current unionized employees and the possibility of future unionization at our Portland mill;

  •
  changes in our relationship with our workforce;

  •
  inability to satisfy regulatory requirements relating to internal controls over financial reporting;

  •
  changes in United States or foreign trade policies affecting steel imports or exports; and

  •
  other factors disclosed under "Risk Factors" in this prospectus and that may be disclosed from time to time in our SEC filings or otherwise.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $111.0 million ($127.7 million if the underwriters fully exercise the over-allotment option). "Net proceeds" is what we expect to receive after paying the underwriting discount and other expenses of the offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $15.64 per share (the closing sale price of our common stock on September 17, 2004).

We intend to use (1) approximately $62.6 million (assuming the offering price will be $15.64 per share) of the net proceeds to satisfy an obligation in connection with the settlement of the labor dispute with the Union and (2) approximately $35 million of the net proceeds to construct a spiral weld pipe mill at our Portland mill. We will use the remaining net proceeds for general corporate purposes, which may include capital expenditures, including completion of the conversion to the new furnace at the Pueblo mill, possible acquisitions of businesses, technologies, products or assets complementary to our business, funding of working capital, enhancement of liquidity, or reduction of debt. Although we currently have no commitments or agreements to make any additional material acquisitions, we may make acquisitions in the future. Pending our use of any excess proceeds, we intend to invest such excess proceeds of this offering in short-term, interest-bearing investment-grade or government securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2004:

  •
  on an actual basis; and

  •
  as adjusted to give effect to the sale by us of 7,500,000 shares of our common stock in this offering and our receipt of the estimated net proceeds therefrom.

You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of June 30, 2004
	Actual	As Adjusted(3)
	(in thousands)
Cash and cash equivalents	$52,958	$163,980 (4)

Long-term debt (including current portion):
10% First Mortgage Notes due 2009	$305,000	$305,000
Less unamortized discount on 10% First Mortgage Notes due 2009	(2,950)	(2,950)
Oregon Feralloy Partners Term Loan(1)	9,500	9,500

Total long-term debt (including current portion)	311,550	311,550
Stockholders' equity:
Preferred stock, par value $0.01 per share; 1,000 shares authorized; none issued	–	–
Common stock, $0.01 par value, 45,000 shares authorized, 26,656 shares issued and outstanding; 34,156 shares issued and outstanding as adjusted(2)	266	341
Additional paid-in capital	228,747	339,694
Accumulated deficit	(4,794)	(4,794)
Accumulated other comprehensive income (deficit)	(15,101)	(15,101)

Total stockholders' equity	209,118	320,140

Total capitalization	$520,668	$631,690

(1)
Includes current portion of $2.0 million.

(2)
Excludes (i) an aggregate of 612,718 shares subject to outstanding options under our 2000 Nonqualified Stock Option Plan of as of June 30, 2004 at a weighted average exercise price of $2.29 per share and (ii) an aggregate of 58,750 shares subject to outstanding options under our 2002 Non-Employee Director Stock Option Plan as of June 30, 2004 at a weighted average exercise price of $4.17 per share.

(3)
Does not give effect to the exercise of the underwriters' over-allotment option.

(4)
Includes approximately $62.6 million (assuming the offering price will be $15.64 per share), which we intend to use to satisfy an obligation in connection with the settlement of the labor dispute with the Union. See "Use of Proceeds."

PRICE RANGE OF COMMON STOCK

Our common stock trades on the New York Stock Exchange under the symbol "OS." The following table shows, for the quarterly periods indicated, the high and low prices for the common stock as reported on the New York Stock Exchange.

	Stock Price
	High	Low
Year ended December 31, 2002
First Quarter	$7.60	$4.70
Second Quarter	8.13	5.00
Third Quarter	7.46	5.62
Fourth Quarter	6.50	3.81
Year ended December 31, 2003
First Quarter	$4.07	$2.08
Second Quarter	3.50	2.11
Third Quarter	3.55	2.53
Fourth Quarter	6.02	2.95
Year ended December 31, 2004
First Quarter	$7.56	$4.84
Second Quarter	14.74	6.74
Third Quarter (through September 17, 2004)	17.76	12.32

On September 17, 2004, the closing price of our common stock on the New York Stock Exchange was $15.64 per share. As of June 30, 2004, there were 1,010 holders of record of our common stock.

DIVIDEND POLICY

We have not declared cash dividends on our common stock since the third quarter of 2000. The indenture under which our 10% First Mortgage Notes due 2009 were issued contains restrictions on new indebtedness and various types of disbursements, including common stock dividends. One of the restrictions on cash dividends is based on the cumulative amount of our consolidated net income, as defined. Under that restriction, there was no amount available for cash dividends at June 30, 2004. In addition, our revolving credit facility does not allow us to pay cash dividends without the approval from the lenders. See Note 5 to the Consolidated Financial Statements as of June 30, 2004 and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial data as of the end of and for each year in the five-year period ended December 31, 2003, which have been derived from our consolidated financial statements that have been audited by KPMG LLP as of and for the year ended December 31, 2003 and PricewaterhouseCoopers LLP as of December 31, 2002 and for each of the four years in the period then ended. The table also presents our summary consolidated financial data for the six months ended June 30, 2004 and 2003, which are derived from our unaudited condensed consolidated financial statements which, in our opinion, reflect all adjustments necessary for a fair presentation. The consolidated balance sheets as of December 31, 2003 and 2002 and June 30, 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years ended December 31, 2003 and the six months ended June 30, 2004 and 2003 and the notes thereto appear elsewhere in this prospectus. Results for the six months ended June 30, 2004 are not necessarily indicative of results for the full year. The selected consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes thereto and other financial information included elsewhere in this prospectus.

	Six Months Ended June 30		Year Ended December 31
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(in thousands, except tonnage, per ton and per share amounts)
Income Statement Data:
Sales	$534,165	$365,576	$723,297	$904,950	$780,887	$672,017	$884,649
Cost of sales	427,372	359,607	713,601	783,940	694,941	619,016	756,461
Fixed and other asset impairment charges	–	36,113	36,113	–	–	–	–
Labor dispute settlement charges	38,868	–	31,089	–	–	–	–
Selling, general and administrative expenses	27,683	24,925	50,477	58,600	64,300	51,486	55,992
Settlement of litigation	–	–	–	–	(3,391)	–	(7,027)
Loss (gain) on sale of assets	(293)	(274)	(1,835)	(1,283)	(10)	(290)	501
Incentive compensation	5,088	339	354	3,761	244	698	10,540

Operating income (loss)	35,447	(55,134)	(106,502)	59,932	24,803	1,107	68,182
Interest expense	(17,029)	(16,561)	(33,620)	(36,254)	(35,595)	(34,936)	(35,027)
Minority interests	1,614	2,462	6,108	(3,036)	(339)	(7)	(1,475)
Other income, net	1,472	735	1,448	961	3,044	4,355	1,290

Income (loss) before tax	21,504	(68,498)	(132,566)	21,603	(8,087)	(29,481)	32,970
Income tax benefit (expense)	41	7,525	6,617	(9,244)	2,159	11,216	(13,056)

Net income (loss) before cumulative effect of change in accounting principle	21,545	(60,973)	(125,949)	12,359	(5,928)	(18,265)	19,914
Cumulative effect of change in accounting principle, net of tax	–	–	–	(17,967)	–	–	–

Net income (loss)	$21,545	$(60,973)	$(125,949)	$(5,608)	$(5,928)	$(18,265)	$19,914

Common Stock Information:
Basic earnings (loss) per share	$0.81	$(2.31)	$(4.77)	$(0.21)	$(0.22)	$(0.69)	$0.76
Diluted earnings (loss) per share	$0.81	$(2.31)	$(4.77)	$(0.21)	$(0.22)	$(0.69)	$0.76
Cash dividends declared per share	$–	$–	$–	$–	$–	$0.06	$0.56
Weighted average common shares and common equivalents outstanding:
Basic	26,535	26,388	26,392	26,388	26,378	26,375	26,375
Diluted	26,704	26,388	26,392	26,621	26,378	26,375	26,375

	Six Months Ended June 30		Year Ended December 31
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(in thousands, except tonnage, per ton and per share amounts)
Other Data:
Capital expenditures	$9,461	$11,618	$19,754	$18,246	$12,933	$16,684	$15,908
Depreciation and amortization	19,499	21,691	40,809	45,868	46,097	46,506	47,411
EBITDA	58,032	(30,246)	(58,137)	85,758	73,605	51,961	115,408
EBITDA excluding effects of fixed and other asset impairment charges, labor dispute settlement charges, and settlement of litigation	$96,900	$5,867	$9,065	$85,758	$70,214	$51,961	$108,381
Total tonnage sold:
Oregon Steel Division	447,200	364,800	740,700	947,000	829,700	871,500	969,800
RMSM Division	460,500	456,800	894,100	836,500	780,900	757,000	734,900

Total tonnage sold	907,700	821,600	1,634,800	1,783,500	1,610,600	1,628,500	1,704,700

Revenue per ton sold	$588	$445	$442	$507	$485	$413	$519
EBITDA per ton sold	$64	$(37)	$(36)	$48	$46	$32	$68
EBITDA excluding effects of fixed and other asset impairment charges, labor dispute settlement charges, and settlement of litigation, per ton sold	$107	$7	$6	$48	$44	$32	$64
Operating income (loss) per ton sold	$39	$(67)	$(65)	$34	$15	$1	$40
	As of June 30, 2004
Balance Sheet Data (at end of period):	Actual	As Adjusted(1)
Cash and cash equivalents	$52,958	$163,980 (2)	$5,770	$28,008	$12,278	$3,370	$9,270
Net working capital	178,536	289,558	126,727	171,521	62,145	108,753	101,177
Net property, plant and equipment	482,189	482,189	477,581	523,378	551,054	583,875	613,363
Total assets	823,557	934,579	763,978	844,320	869,576	880,354	877,254
Long-term debt, including current portion	311,550	311,550	301,832	301,428	243,006	322,981	306,190
Total stockholders' equity	209,118	320,140	187,252	306,990	318,586	331,645	352,402

(1)
Gives effect to the sale by us of 7,500,000 shares of common stock in this offering (without giving effect to the exercise of the underwriters' over-allotment option), at the assumed public offering price of $15.64 per share and our receipt of the estimated net proceeds therefrom. See "Capitalization."

(2)
Includes approximately $62.6 million (assuming the offering price will be $15.64 per share), which we intend to use to satisfy an obligation in connection with the settlement of the labor dispute with the Union. See "Use of Proceeds."

EBITDA, as used in the table above, is defined as the sum of consolidated net income (loss), consolidated depreciation and amortization expenses, consolidated interest expense, and consolidated income tax expense or benefit. This definition of EBITDA may not be the same as that of similarly named measures used by other companies or the definition used in any of our debt agreements.

We believe that EBITDA is useful to investors because it is a basis upon which we assess our financial performance, it provides useful information regarding our ability to service our debt, and because it is a commonly used financial analysis tool for measuring and comparing companies in several areas of liquidity, operating performance, and leverage. We believe EBITDA excluding effects of fixed and other asset impairment charges, labor dispute settlement charges, and settlement of litigation is useful to investors because we believe the excluded items are nonrecurring, except for additional labor dispute settlement charges that may occur based on the market value of our shares of common stock. See "Business—Labor Matters." Therefore, we believe this financial measure is more useful to investors when comparing the reported results to previous periods.

Neither of these measures is determined in accordance with generally accepted accounting principles, are unaudited and should not be considered an alternative to, or more meaningful than, net income or income from operations, as an indicator of our operating performance, or cash flows from operating activities, as a measure of liquidity.

The following table provides a reconciliation of net income (loss) to (1) EBITDA and (2) EBITDA excluding effects of fixed and other asset impairment charges, labor dispute settlement charges, and settlement of litigation:

	Six Months Ended June 30		Year Ended December 31
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(in thousands)
Net income (loss)	$21,545	$(60,973)	$(125,949)	$(5,608)	$(5,928)	$(18,265)	$19,914
Income tax provision (benefit)	(41)	(7,525)	(6,617)	9,244	(2,159)	(11,216)	13,056
Interest expense, net	17,029	16,561	33,620	36,254	35,595	34,936	35,027
Depreciation and amortization	19,499	21,691	40,809	45,868	46,097	46,506	47,411

EBITDA	58,032	(30,246)	(58,137)	85,758	73,605	51,961	115,408

Add back (less):
Fixed and other asset impairment charges	–	36,113	36,113	–	–	–	–
Labor dispute settlement charges	38,868	–	31,089	–	–	–	–
Settlement of litigation	–	–	–	–	(3,391)	–	(7,027)

EBITDA excluding effects of fixed and other asset impairment charges, labor dispute settlement charges, and settlement of litigation	$96,900	$5,867	$9,065	$85,758	$70,214	$51,961	$108,381

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The consolidated financial statements include our and our subsidiaries' accounts, which include wholly owned Camrose Pipe Corporation, which does business as Columbia Structural Tubing and through ownership in another corporation holds a 60 percent interest in Camrose Pipe Company ("Camrose"); a 60 percent interest in Oregon Feralloy Partners ("OFP"); and 87 percent owned New CF&I, Inc. ("New CF&I"), which owns a 95.2 percent interest in CF&I. Oregon Steel Mills, Inc. also directly owns an additional 4.3 percent interest in CF&I. In January 1998, CF&I assumed the trade name Rocky Mountain Steel Mills. New CF&I owns a 100 percent interest in the Colorado and Wyoming Railway Company. All significant inter-company balances and transactions have been eliminated.

We currently have two aggregated operating divisions known as the Oregon Steel Division and the RMSM Division. The Oregon Steel Division is centered at the steel plate mill in Portland, Oregon, which supplies steel for our steel plate, structural tubing, and welded pipe finishing facilities. The Oregon Steel Division's steel pipe mill in Napa, California is a large diameter steel pipe mill and fabrication facility. The Oregon Steel Division also produces large diameter pipe and ERW pipe at Camrose. In October 2003, the Oregon Steel Division began production of structural tubing at its Columbia Structural Tubing facility. The RMSM Division consists of the steelmaking and finishing facilities of the Pueblo mill, as well as certain related operations.

In June 2004, we announced the indefinite idling of our Napa pipe mill. Our determination to idle the Napa pipe mill was based on (1) our ability to improve operating margins by directing production from the Portland mill to support our plate and coil customers, our structural tubing operation, and our Canadian line pipe business instead of the Napa pipe mill, (2) our assessment that our large diameter pipe business can be more effectively produced at our Camrose pipe mill, and (3) our ability to restart the Napa pipe mill should market conditions change.

On January 15, 2004, we announced a tentative agreement to settle the labor dispute between the Union and CF&I. We recorded a charge of $31.1 million in the fourth quarter of 2003, an additional charge of $7.0 million in the first quarter of 2004, and an additional charge of $31.9 million in the second quarter of 2004 related to the tentative settlement. The agreement was finalized in September 2004. See "—Discussion and Analysis of Income—Labor Dispute Settlement Charges" for a discussion of the accounting for the agreement.

In May 2003, we shut down our Portland mill melt shop. Our determination to close the melt shop was based on (1) our ability to obtain steel slab through purchases from suppliers on the open market, and (2) high energy and raw material costs and the yield losses associated with the inefficient casting technology in use at the Portland mill. We forecast that future steel slab purchases for the Portland mill will meet the production needs of the Portland mill finishing operation for the remainder of 2004 and into the foreseeable future. We intend to maintain the melt shop in operating condition but we are also exploring other alternatives and have contracted with a third party to market the melt shop equipment to suitable buyers. Associated with the operations of the melt shop is an oxygen purchase contract which cannot be used in current operations and therefore does not provide a current benefit to us unless we decide to restart the melt shop. See Note 12 to the Consolidated Financial Statements as of June 30, 2004. In the future if we determine to not reopen the melt shop, or terminate the associated oxygen purchase contract, we will incur an expense for contract termination costs. We estimate the cancellation and buyout costs could range from $3.0 million to $5.5 million, depending on negotiation of a settlement. None of the future costs of the contract have been accrued as of June 30, 2004, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" as we have not effectively ceased our rights under the contract. In addition, CF&I determined in the second quarter of 2003 that the new single furnace operation will not have the capacity to support a two caster operation and therefore CF&I has determined that one caster and other related assets have no future service potential. We recorded a pre-tax charge to earnings of approximately $36.1 million in the second quarter of 2003 related to the melt shop and caster and other related asset impairments. See Note 12 to the Consolidated Financial Statements as of June 30, 2004.

On December 4, 2003, President Bush lifted the tariffs on imports of steel that were imposed March 5, 2002. The tariffs were designed to give the United States steel industry time to restructure and become competitive in the global steel market. During the time that the tariffs were in effect, we believe that the tariffs did not materially impact either the supply of, or the cost of, steel slabs purchased by us on the open market for processing into steel plate and coil. Since the lifting of the tariffs, the steel industry has seen a dramatic increase in both the cost of raw materials and the selling price of most steel products. We believe that current market conditions are the result of the combination of strong steel demand in Asia, a weak United States dollar, and an increase in ocean freight costs. We anticipate that market conditions will remain unsettled into the foreseeable future. During this period of time, we believe that we will continue to incur increased costs for steel scrap, steel slabs, and ocean freight, and achieve increased selling prices to offset these higher costs.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. This provides a basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and these differences may be material.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

        Employee Benefits Plans and Other Post-retirement Benefits.    Annual pension and other post-retirement benefits ("OPRB") expenses are calculated by third party actuaries using standard actuarial methodologies. The actuaries assist us in making estimates based on both historical and current information and estimates about future events and circumstances. Significant assumptions used in the valuation of pension and OPRB include expected return on plan assets, discount rate, rate of increase in compensation levels, and the health care cost trend rate. We account for the defined benefit pension plans using Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions." As a result of continuing declines in interest rates being offset by favorable investment returns of our defined benefit pension plans' assets, we reduced the minimum pension liability at December 31, 2003 by $0.8 million after tax effect. This adjustment did not impact current earnings. For further details regarding our benefits and post-retirement plans, see Note 11 to the Consolidated Financial Statements as of December 31, 2003 and Note 8 to the Consolidated Financial Statements as of June 30, 2004.

        Environmental Liabilities.    All material environmental remediation liabilities for non-capital expenditures, which are both probable and estimable, are recorded in the financial statements based on current technologies and current environmental standards at the time of evaluation. Adjustments are made when additional information is available that suggests different remediation methods or when estimated time periods are changed, thereby affecting the total cost. The best estimate of the probable cost within a range is recorded; however, if there is no best estimate, the low end of the range is recorded and the range is disclosed. Even though we have established certain reserves for environmental remediation, environmental authorities may require additional remedial measures, and additional environmental hazards, necessitating further remedial expenditures, may be asserted by these authorities or by private parties. Accordingly, the costs of remedial measures may exceed the amounts reserved.

        Deferred Taxes.    Deferred income taxes reflect the differences between the financial reporting and tax bases of assets and liabilities at year-end based on enacted tax laws and statutory tax rates. Tax credits are recognized as a reduction of income tax expense in the year the credit arises. A valuation allowance is established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

        Allowance for Doubtful Accounts.    We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. As of June 30, 2004, the allowance of doubtful accounts was approximately $4.5 million. In establishing a proper allowance for doubtful accounts, we evaluate the collectibility of our accounts receivable based on a combination of factors. In cases where our management is aware of the circumstances that may impair a specific customer's ability to meet its financial obligations, we record a specific allowance against amounts due from customers, and thereby reduce the net recognized receivable amount we reasonably believe will be collected. For all other customers, we evaluate the allowance for doubtful accounts based on the length of time the receivables are past due, historical collection experience, customer credit-worthiness and economic trends.

        Long-Lived Asset Impairments.    Long-lived asset impairments are recognized when the carrying value of those productive assets exceeds their aggregate projected undiscounted cash flows. These undiscounted cash flows are based on our long range estimates of market conditions, with due consideration to historical, cyclical, operating cash flows, and the overall performance associated with the individual asset. If future demand and market conditions are less favorable than those projected by us, or if the probability of disposition of the assets differs from that previously estimated by us, additional asset write-downs may be required.

Operations

The following table sets forth, for the periods indicated, the percentage of sales represented by selected income statement items.

	Six Months Ended June 30
			Year Ended December 31
Income Statement Data:
	2004	2003	2003	2002	2001
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	80.0	98.4	98.7	86.6	89.0
Fixed and other asset impairment charges	–	9.9	5.0	–	–
Labor dispute settlement charges	7.3	–	4.3	–	–
Selling, general and administrative expenses	5.2	6.8	7.0	6.5	8.2
Settlement of litigation	–	–	–	–	(0.4)
Gain on sale of assets	(0.1)	(0.1)	(0.3)	(0.1)	–
Incentive compensation	1.0	0.1	–	0.4	–

Operating income (loss)	6.6	(15.1)	(14.7)	6.6	3.2
Interest expense	(3.2)	(4.5)	(4.6)	(4.0)	(4.6)
Minority interests	0.3	0.7	0.8	(0.3)	(0.1)
Other income, net	0.3	0.2	0.2	0.1	0.4

Pretax income (loss)	4.0	(18.7)	(18.3)	2.4	(1.1)
Income tax benefit (expense)	0.0	2.1	0.9	(1.0)	0.3

Net income (loss) before cumulative effect of change in accounting principle	4.0	(16.6)	(17.4)	1.4	(0.8)
Cumulative effect of change in accounting principle, net of tax	–	–	–	(2.0)	–

Net income (loss)	4.0%	(16.6)%	(17.4)%	(0.6)%	(0.8)%

The following table sets forth by division, for the periods indicated, tonnage sold, revenues, and average selling price per ton.

	Six Months Ended June 30		Year Ended December 31
	2004	2003	2003	2002	2001
Total tonnage sold:
Oregon Steel Division:
Plate and Coil	309,700	234,600	501,300	467,600	472,000
Welded Pipe	108,200	130,200	237,800	479,400	357,700
Structural Tubing(1)	28,900	–	1,600	–	–
Steel Slabs	400	–	–	–	–

Total Oregon Steel Division	447,200	364,800	740,700	947,000	829,700

RMSM Division:
Rail	193,900	199,700	360,400	384,100	246,000
Rod and Bar	263,300	232,900	482,400	419,700	432,500
Seamless Pipe(2)	3,300	24,200	51,300	30,000	97,700
Semi-finished	–	–	–	2,700	4,700

Total RMSM Division	460,500	456,800	894,100	836,500	780,900

Total Company	907,700	821,600	1,634,800	1,783,500	1,610,600

Product sales (in thousands):(3)
Oregon Steel Division	$287,875	$175,808	$343,755	$535,049	$414,994
RMSM Division	223,871	170,343	340,658	315,448	291,993

Total Company	$511,746	$346,151	$684,413	$850,497	$706,987

Average selling price per ton:(3)
Oregon Steel Division	$644	$482	$464	$565	$500
RMSM Division	486	373	381	377	374

Company Average	$564	$421	$419	$477	$439

(1)
We began operations at the structural tubing facility in October 2003.

(2)
We suspended operation of the seamless pipe mill from November 2001 to April 2002, from mid-August 2002 to mid-September 2002, and from mid-November 2003 to date.

(3)
Product sales and average selling price per ton exclude freight revenues of $22.4 million and $19.4 million in the first six months of 2004 and 2003, respectively, and $38.9 million, $54.5 million, and $54.8 million in 2003, 2002, and 2001, respectively, and sale of electricity of $19.1 million in 2001. During 2001, the Portland mill was the beneficiary of a committed power supply contract with a local utility company. Under the contract the utility guaranteed to supply an amount of electricity to the mill at a fixed rate. During the west coast electricity shortage in 2001, we agreed not to use a daily determined portion of the guaranteed supply and was compensated by the local utility at a daily-determined rate per megawatt/hour. The revenue from this was included in operating income because we made an operational choice to not use power in return for compensation rather than to produce product. There was no direct cost of sales associated with this transaction and, accordingly, the net revenue (compensation in excess of contracted price) fully impacted operating income for the period.

Our operating results were affected in 2003 by, among other things, reduced demand and pricing for welded pipe products and increased pricing pressure in plate and coil products and higher scrap and energy costs. The specialty and commodity plate markets were impacted by both new sources of domestic supply and continued imports from foreign suppliers, which adversely affected average selling prices for our plate products. In addition, we believe that high fixed costs motivate steel producers to maintain high output levels even in the face of falling prices, thereby increasing further downward pressures on selling prices. Operating income was further reduced by the recognition of impairment to fixed assets and by the charge for the tentative settlement of the labor dispute. The domestic steel industry and our business are highly cyclical in nature and these factors adversely affected our profitability in 2003.

Our operating results in the first and second quarters of 2004 were affected by strong demand for our plate, coil, and rod and bar products, resulting in our ability to raise steel prices throughout the quarter on these products. Our improved operating performance was primarily accomplished by our ability to successfully manage steel price increases which more than offset high costs for steel slab and steel scrap experienced during the first and second quarters of 2004.

Discussion and Analysis of Income

(Information in tables in thousands except tons, per ton, and percentages)

Comparison of First and Second Quarters of 2004 to First and Second Quarters of 2003

During the second quarter of 2004, tons sold of 431,000 tons were up 2 percent from the second quarter of 2003. Sales were $281.8 million for the second quarter of 2004, the highest level per quarter in our history and up 48 percent from the second quarter of 2003.

	Three Months Ended June 30				Six Months Ended June 30
	2004	2003	Change	% Change	2004	2003	Change	% Change
Sales
Oregon Steel Division	$156,433	$104,496	$51,937	49.7%	$302,059	$187,622	$114,437	61.0%
RMSM Division	125,336	85,398	39,938	46.8%	232,106	177,954	54,152	30.4%

Consolidated	$281,769	$189,894	$91,875	48.4%	$534,165	$365,576	$168,589	46.1%

Tons sold
Oregon Steel Division:
Plate and Coil	135,900	125,900	10,000	7.9%	309,700	234,600	75,100	32.0%
Welded Pipe	49,400	79,000	(29,600)	(37.5)%	108,200	130,200	(22,000)	(16.9)%
Structural Tubing	18,500	–	18,500	100.0%	28,900	–	28,900	100.0%
Steel Slabs	300	–	300	100.0%	400	–	400	100.0%

Total Oregon Steel Division	204,100	204,900	(800)	(0.4)%	447,200	364,800	82,400	22.6%

RMSM Division:
Rail	93,200	86,800	6,400	7.4%	193,900	199,700	(5,800)	(2.9)%
Rod and Bar	133,200	117,400	15,800	13.5%	263,300	232,900	30,400	13.1%
Seamless Pipe	500	13,300	(12,800)	(96.2)%	3,300	24,200	(20,900)	(86.4)%

Total RMSM Division	226,900	217,500	9,400	4.3%	460,500	456,800	3,700	0.8%

Consolidated	431,000	422,400	8,600	2.0%	907,700	821,600	86,100	10.5%

Sales price per ton
Oregon Steel Division	$766	$510	$256	50.2%	$675	$514	$161	31.3%
RMSM Division	552	393	159	40.5%	504	390	114	29.2%

Consolidated	$654	$450	$204	45.3%	$588	$445	$143	32.1%

        Sales.    The increase in consolidated tonnage shipments for the comparative three and six month periods ended on June 30, 2004 and June 30, 2003 was primarily due to increased shipments of plate, coil, structural tubing and rod and bar products partially offset by lower welded and seamless pipe shipments. The increase in product sales and average product sales price were primarily due to higher average selling prices for plate, coil, welded pipe, rail and rod and bar products and the increased shipments noted above. Increased shipments and selling prices are the result of a combination of factors including strong steel demand in Asia, a weak United States dollar and increased ocean freight costs, all of which makes the United States market less attractive to foreign producers.

Gross Profit

					Six Months Ended June 30
	Three Months Ended June 30
								% Change
	2004	2003	Change	% Change	2004	2003	Change
Gross Profit	$68,997	$(112)	$69,109	61,704.4%	$106,793	$5,969	$100,824	1,689.1%

The increase in gross profit for the three months and six months ended June 30, 2004 over the same periods ended June 30, 2003 was primarily a result of the increased volume and higher average sales prices discussed above, partially offset by higher steel slab and scrap costs and our inability to fully recover our cost of raw material for rail and large diameter pipe products.

Selling, General and Administrative Expenses

	Three Months Ended June 30				Six Months Ended June 30
	2004	2003	Change	% Change	2004	2003	Change	% Change
Selling, General and Administrative	$13,774	$12,434	$1,340	10.8%	$27,683	$24,925	$2,758	11.1%

The increase in selling, general and administrative expenses for the three and six months ended June 30, 2004 over the same periods ended June 30, 2003 was primarily the result of a $1.7 million and $3.0 million, respectively, charge due to the 10 year profit participation obligation resulting from the Settlement. See Note 10 to the Consolidated Financial Statements as of June 30, 2004. In addition, we incurred increased costs related to the handling and loading of products sold due to an increase in the volume of tons shipped. These increases were partially offset by decreased costs for information technology support and equipment and lower depreciation expense of certain information technology assets, and for the three months ended June 30, 2004, by recovery of bad debt previously expensed in the three months ended March 31, 2004.

Incentive Compensation

	Three Months Ended June 30				Six Months Ended June 30
	2004	2003	Change	% Change	2004	2003	Change	% Change
Incentive Compensation	$3,042	$117	$2,925	2,500.0%	$5,088	$339	$4,749	1,400.9%

The increase in incentive compensation for the three and six months ended June 30, 2004 over the same periods ended June 30, 2003 was the result of increased operating income.

Interest Expense

	Three Months Ended June 30				Six Months Ended June 30
	2004	2003	Change	% Change	2004	2003	Change	% Change
Interest Expense	$8,461	$8,352	$109	1.3%	$17,029	$16,561	$468	2.8%

The increase in interest expense for the three months ended June 30, 2004 over the same period ended June 30, 2003 was due to the addition of OFP interest expense as a result of the adoption of FASB's Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R"). See Note 11 to the Consolidated Financial Statements as of June 30, 2004.

The increase in interest expense for the six months ended June 30, 2004 over the same period ended June 30, 2003 was due to short-term borrowings under our credit facility in the first six months of 2004 versus no borrowings in the same period ended June 30, 2003, and also to the addition of OFP interest expense as a result of the adoption of FIN 46R (as noted above).

Income Tax Benefit

	Three Months Ended June 30				Six Months Ended June 30
	2004	2003	Change	% Change	2004	2003	Change	% Change
Income Tax Benefit	$43	$2,305	$(2,262)	(98.1)%	$41	$7,525	$(7,484)	(99.5)%

The effective income tax benefit rate was less than 1% for the three and six months ended June 30, 2004, compared to the tax benefit rate of 4.2% and 11.0% for the three and six months ended June 30, 2003, respectively. The effective income tax rate for the three and six months ended June 30, 2004 varied from the combined state and federal statutory rate principally because we reversed a portion of the valuation allowance, established in 2003, for certain federal and state net operating loss carry-forwards, state tax credits, and alternative minimum tax credits. SFAS No. 109, "Accounting for Income Taxes," requires that tax benefits for federal and state net operating loss carry-forwards, state tax credits, and alternative minimum tax credits each be recorded as an asset to the extent that management assesses the utilization of such assets to be "more likely than not"; otherwise, a valuation allowance is required to be recorded. Based on this guidance, we reduced our valuation allowance by $7.3 million and $10.5 million in the three and six months ended June 30, 2004, respectively, due to less uncertainty regarding the realization of these deferred tax assets. We will continue to evaluate the need for valuation allowances in the future. Changes in estimated future taxable income and other underlying factors may lead to adjustments to the valuation allowances.

Comparison of 2003 to 2002

	Year Ended December 31
	2003	2002	Change	% Change
Product Sales
Oregon Steel Division	$343,755	$535,049	$(191,294)	(35.8)%
RMSM Division	340,658	315,448	25,210	8.0%

Consolidated	$684,413	$850,497	$(166,084)	(19.5)%

Tons sold
Oregon Steel Division:
Plate and Coil	501,300	467,600	33,700	7.2%
Welded Pipe	237,800	479,400	(241,600)	(50.4)%
Structural Tubing	1,600	–	1,600	100.0%

Total Oregon Steel Division	740,700	947,000	(206,300)	(21.8)%

RMSM Division:
Rail	360,400	384,100	(23,700)	(6.2)%
Rod and Bar	482,400	419,700	62,700	14.9%
Seamless Pipe	51,300	30,000	21,300	71.0%
Semi-finished	–	2,700	(2,700)	(100.0)%

Total RMSM Division	894,100	836,500	57,600	6.9%

Consolidated	1,634,800	1,783,500	(148,700)	(8.3)%

Sales price per ton
Oregon Steel Division	$464	$565	$(101)	(17.9)%
RMSM Division	381	377	4	1.1%

Consolidated	$419	$477	$(58)	(12.2)%

        Sales.    The decrease in consolidated product sales and average sales price was primarily due to a reduction in welded pipe sales at the Oregon Steel Division. During 2002, the Oregon Steel Division sales were higher due to a large pipe contract for the Kern River Gas Transmission Company at the Napa pipe mill. No similar large pipe contract was in place in 2003 and consequently the Oregon Steel Division's sales, shipments, and sales price per ton were significantly reduced. The RMSM Division's sales, shipments, and sales price per ton all increased in 2003 due to higher shipments of rod and bar products as a result of higher rod production and a reduction in domestic capacity.

Gross Profit

	Year Ended December 31
	2003	2002	Change	% Change
Gross Profit	$9,696	$121,010	$(111,314)	(92.0)%

The decrease in gross profit was a result of the decreased sales and average sales price of high-priced welded pipe from the Napa pipe mill, and to an increase in our costs due to increased costs in scrap, steel slab, and energy costs for electricity and natural gas.

Selling, General and Administrative

	Year Ended December 31
	2003	2002	Change	% Change
Selling, General and Administrative	$50,477	$58,600	$(8,123)	(13.9)%

The decrease in selling, general and administrative expenses ("SG&A") for 2003 was the result of a decrease of $5.5 million in expenses related to the handling and loading of goods for sale, which was due to a decrease in the volume of tons shipped in 2003; a decrease of $1.0 million in expenses for information technology support and equipment, and a decrease of $0.7 million in bad debt expense.

Interest Expense

	Year Ended December 31
	2003	2002	Change	% Change
Interest Expense	$33,620	$36,254	$(2,634)	(7.3)%

The decrease in interest expense was primarily due to a decreased borrowing rate during 2003. We issued our 10% First Mortgage Notes due 2009 ("10% Notes") on July 15, 2002 in order to refinance our 11% First Mortgage Notes due 2003 ("11% Notes"). We also incurred additional interest expense in 2002 due to interest accrued on the 11% Notes which were outstanding concurrently with the 10% Notes for the period of July 15 to August 14, 2002.

Income Tax Benefit (Expense)

	Year Ended December 31
	2003	2002	Change	% Change
Income Tax Benefit (Expense)	$6,617	$(9,244)	$15,861	171.6%

The effective income tax benefit rate was 5.0% in 2003, compared to the tax expense rate of 42.8% in 2002. The effective income tax rate for 2003 varied from the combined state and federal statutory rate principally because we established a valuation allowance for certain federal and state net operating loss carry-forwards, state tax credits, and alternative minimum tax credits. In accordance with SFAS No. 109, we recorded an additional valuation allowance of $48.3 million in 2003 due to uncertainties regarding the realization of these deferred tax assets. We will continue to evaluate the need for valuation allowances in the future. Changes in estimated future taxable income and other underlying factors may lead to adjustments to the valuation allowance.

Comparison of 2002 to 2001

	Year Ended December 31
	2002	2001	Change	% Change
Product Sales
Oregon Steel Division	$535,049	$414,994	$120,055	28.9%
RMSM Division	315,448	291,993	23,455	8.0%

Consolidated	$850,497	$706,987	$143,510	20.3%

Tons sold
Oregon Steel Division:
Plate and Coil	467,600	472,000	(4,400)	(0.9)%
Welded Pipe	479,400	357,700	121,700	34.0%

Total Oregon Steel Division	947,000	829,700	117,300	14.1%

RMSM Division:
Rail	384,100	246,000	138,100	56.1%
Rod and Bar	419,700	432,500	(12,800)	(3.0)%
Seamless Pipe	30,000	97,700	(67,700)	(69.3)%
Semi-finished	2,700	4,700	(2,000)	(42.6)%

Total RMSM Division	836,500	780,900	55,600	7.1%

Consolidated	1,783,500	1,610,600	172,900	10.7%

Sales price per ton
Oregon Steel Division	$565	$500	$65	13.0%
RMSM Division	377	374	3	0.8%

Consolidated	$477	$439	$38	8.7%

        Sales.    Growth in both product sales and related average selling prices were primarily due to higher shipments of welded pipe and rail products and higher rod and bar prices in 2002. The increase in sales at the Oregon Steel Division was due to significantly higher shipments of welded pipe resulting from the supply of more than 364,000 tons of large diameter pipe to Kern River Gas Transmission Company. The increase in sales at the RMSM Division was due to higher shipments of rail products, partially offset by decreased rod and bar shipments, as well as decreased shipments of seamless pipe and semi-finished products. The shift of product mix to rail in 2002 was the principal reason for the improvement in average sales price. In addition, the demand for seamless pipe remained sluggish throughout 2002, and as a result, the seamless mill was temporarily shut down for the periods from November 2001 to April 2002 and from mid-August 2002 to mid-September of 2002.

Gross Profit

	Year Ended December 31
	2002	2001	Change	% Change
Gross Profit	$121,010	$85,946	$35,064	40.8%

The increase of $35.1 million in gross profit was due to increased sales of high-priced welded pipe from the Napa pipe mill and increased sales of rail products and higher rod and bar prices at the RMSM Division.

Selling, General and Administrative

	Year Ended December 31
	2002	2001	Change	% Change
Selling, General and Administrative	$58,600	$64,300	$(5,700)	(8.9)%

SG&A decreased as a percentage of total sales to 6.5% in 2002 from 8.2% in 2001. The decrease was due to higher general administrative costs in 2001, including $3.1 million of seamless pipe commission fees and $4.0 million of environmental and other legal expenses.

Interest Expense

	Year Ended December 31
	2002	2001	Change	% Change
Interest Expense	$36,254	$35,595	$659	1.9%

Total interest expense increased as a result of refinancing activities in 2002. We issued our 10% Notes on July 15, 2002 in order to refinance our outstanding 11% Notes. Although our 10% Notes bear a lower interest rate than the 11% Notes, we incurred increased interest expense primarily attributable to the additional interest accrued on the 11% Notes which were outstanding concurrently with the 10% Notes for the period of July 15 to August 14, 2002. This was partially offset by the lower average borrowing levels on our credit facility in 2002. In 2001, interest expense included additional expensed loan fees due to an amendment of our credit facility.

Income Tax (Expense) Benefit

	Year Ended December 31
	2002	2001	Change	% Change
Income Tax (Expense) Benefit	$(9,244)	$2,159	$(11,403)	(528.2)%

The effective income tax expense rate was 42.8% for 2002 versus an effective income tax benefit rate of 26.7% for 2001. The effective income tax rate for 2002 varied principally from the combined state and federal statutory rate due to a $1.7 million increase in the valuation allowance for state tax credit carryforwards.

Impairment Charges

In May 2003, we shut down our Portland mill melt shop. The determination to close the melt shop was based on (1) our ability to obtain steel slab through purchases from suppliers on the open market, and (2) high energy and raw material costs and the yield losses associated with the inefficient casting technology in use at the Portland mill. We believe that future steel slab purchases for the Portland mill will meet the production needs of the Portland mill finishing operation for the remainder of 2004 and into the foreseeable future. We intend to maintain the melt shop in operating condition but we are also exploring other alternatives and have contracted with a third party to market the melt shop equipment to suitable buyers.

In connection with the melt shop closure, we determined the value of the related assets to be impaired. Accordingly, we recorded a pre-tax impairment charge to earnings of $27.0 million for the melt shop and other related assets in the quarter ended June 30, 2003. Of this impairment charge recognized, $18.3 million represented impairment of fixed assets and $8.4 million pertained to reduction of dedicated stores and operating supplies to net realizable value. Following the impairment charge, the carrying value of the fixed assets was approximately $1.4 million. The fair value of the impaired fixed assets was determined using our estimate of market prices for similar assets.

As part of the settlement with the CDPHE and the EPA, CF&I is required to install one new electric arc furnace, and thus the two existing furnaces with a combined melting and casting capacity of approximately 1.2 million tons through two continuous casters will be shut down. CF&I has determined that the new single furnace operation will not have the capacity to support a two caster operation and therefore CF&I has determined that one caster and other related assets have no future service potential. Accordingly, we recorded a pre-tax impairment charge to earnings of $9.1 million in the quarter ended June 30, 2003. Of the impairment charge recognized, $8.1 million represented impairment of fixed assets and $1.0 million pertained to reduction of related stores items to net realizable value. Because it is believed the caster has no salvage value, the carrying value of the fixed assets was zero after the effect of the impairment charge.

Labor Dispute Settlement Charges

CF&I Labor Dispute and Resultant Litigation

The labor contract at CF&I expired on September 30, 1997. After a brief contract extension intended to help facilitate a possible agreement, on October 3, 1997, the Union initiated a strike at CF&I for approximately 1,000 bargaining unit employees. On December 30, 1997, the Union called off the strike and made an unconditional offer on behalf of its members to return to work. The labor dispute lasted more than six years and resulted in various legal actions between us and the Union.

CF&I Labor Dispute Settlement

On January 15, 2004, we announced a tentative agreement to settle the labor dispute between the Union and CF&I and on September 10, 2004 the settlement was finalized and became effective ("Settlement"). The Settlement was conditioned on, among other things, (1) its approval by stockholders of New CF&I, (2) ratification of a new collective bargaining agreement being executed between CF&I and the Union, (3) approval of the Settlement by the NLRB and the dismissal of cases pending before the NLRB related to the labor dispute, and (4) various pending legal actions between us, New CF&I and CF&I and the Union being dismissed. The Settlement resulted in the dismissal of all court actions between us and the Union relating to the labor dispute and environmental matters and the NLRB's issuance of an Order Withdrawing Complaints and Conditionally Approving Withdrawals of Charges related to the labor dispute and includes the ratification of new five-year collective bargaining agreements. The Settlement called for the establishment of a trust and on September 10, 2004, the Rocky Mountain Steel Mills—United Steelworkers of America Back Pay Trust ("Trust") was established. As part of the tentative settlement we had originally planned to issue four million shares of our common stock to the Trust. On September 10, 2004, the parties agreed instead that the Trust would receive cash in an amount equal to the gross proceeds from the sale of four million shares of our common stock in this offering. We, after consultation with the Union, will determine the price at which the four million shares of common stock will be sold in this offering. CF&I is generally responsible for the employer portion of the employment taxes associated with certain Settlement payments. However, the Trust is responsible for the employer portion of the employment taxes associated with the gross proceeds from the sale of the four million shares of common stock in this offering if: (1) the offering is closed and the per share sales price was acceptable to the Union; or (2) if the offering is not closed and the per share sales price was not acceptable to the Union.

The Settlement also includes payment by us of (1) a cash contribution of $2,500 for each beneficiary, estimated to be in total $2.5 million and (2) beginning on the effective date of the Settlement, a ten year profit participation obligation consisting of 25% of CF&I's quarterly profit, as defined, for years 2004 and 2007 through 2013, and 30% for years 2005 and 2006, not to exceed $3.0 million per year for 2004 through 2008 and $4.0 million per year for 2009 through 2013; these cap amounts are subject to carryforward/carryback provision described in the Settlement documents. The beneficiaries are those individuals who (1) as of October 3, 1997 were employees of CF&I and represented by the Union, (2) as of December 31, 1997 had not separated, as defined, from CF&I, and (3) are entitled to an allocation as defined in the Trust. The Settlement, certain elements of which are effected through the new five-year collective bargaining agreements, also includes: (1) early retirement with immediate enhanced pension benefit where CF&I will offer bargaining unit employees an early retirement opportunity based on seniority until a maximum of 200 employees have accepted the offer, the benefit will include immediate and unreduced pension benefits for all years of service (including the period of the labor dispute) and for each year of service prior to March 3, 1993 (including service with predecessor companies) an additional monthly pension of $10, (2) pension credit for the period of the labor dispute whereby CF&I employees who went on strike will be given pension credit for both eligibility and pension benefit determination purposes for the period beginning October 3, 1997 and ending on the latest of said employees actual return to work, termination of employment, retirement or death, (3) pension credit for service with predecessor companies whereby for retirements after January 1, 2004, effective January 2, 2006 for each year of service prior to March 3, 1978 (including service with predecessor companies), CF&I will provide an additional monthly benefit to employees of $12.50, and for retirements after January 1, 2006, effective January 2, 2008 for each year of service between March 3, 1978 and March 3, 1993 (including service with predecessor companies), CF&I will provide an additional monthly benefit of $12.50, and (4) individuals who are members of the bargaining units as of October 3, 1997 will be immediately eligible to apply for and receive qualified long-term disability ("LTD") benefits on a go forward basis, notwithstanding the date of the injury or illness, service requirements or any filing deadlines. The Settlement also includes our agreement to nominate a director designated by the Union on our board of directors, and to a broad based neutrality clause for certain of our facilities in the future.

CF&I Labor Dispute Settlement—Accounting

We recorded charges of $31.1 million in the fourth quarter of 2003 and $7.0 million in the first quarter of 2004, and an additional charge of $31.9 million in the second quarter of 2004, of which $23.2 million, $7.0 million, and $28.7 million, respectively, were non-cash, related to our agreement to issue four million shares of our common stock as part of the Settlement. As of June 30, 2004, the liability accrued for these charges totals $70.0 million, with $63.5 million classified as long-term on our consolidated balance sheet. The non-cash portion of the charges in the first and second quarters of 2004 are a result of adjusting the previously recorded value at December 31, 2003 of the four million shares of our common stock ($23.2 million at $5.81 per share) to market at March 31, 2004 and June 30, 2004, respectively. The closing price of our common stock on the New York Stock Exchange at March 31, 2004 was $7.56 per share, resulting in an additional labor dispute settlement charge of $7.0 million for the first quarter of 2004, and at June 30, 2004 was $14.74, resulting in an additional labor dispute settlement charge of $28.7 million for the second quarter of 2004. Since the second quarter, the Settlement was revised so that no stock will be issued to the Trust, but rather the Trust will receive the gross cash proceeds from the sale of four million shares of our common stock in this offering. As a result, we will continue to adjust the Settlement charges for the change in the price of our common stock through the date of pricing of this offering. The accrual for the LTD benefits ($5.3 million at June 30, 2004) may also change, as better claims information becomes available. As employees accept the early retirement benefits, we expect to record an additional charge during 2004 estimated at approximately $6.8 million related to these benefits. The enhancements to pension and post-retirement medical benefits for non-early retirees will be accounted for prospectively on the date at which plan amendments occur pursuant to the new five-year collective bargaining agreements in accordance with SFAS No. 87 and SFAS No. 106.

Liquidity and Capital Resources

At December 31, 2003, our liquidity, comprised of cash, cash equivalents, and funds available under our $65 million revolving credit facility, totaled approximately $49.7 million, compared to $89.9 million at December 31, 2002. The reduction in liquidity was primarily the result of a reduction in cash on hand of $22.2 million, a reduction in the credit facility of $10.0 million, as well as increased outstanding letters of credit of $7.8 million. At June 30, 2004, our liquidity, comprised of cash, cash equivalents, and funds available under our credit facility totaled approximately $97.6 million.

Cash flow used in operations for 2003 was $5.0 million compared to $49.1 million of cash provided by operations in 2002. The items primarily affecting the $54.1 million decrease in operating cash flows were (a) an increase of $120.4 million in net loss including non-cash transactions of (1) an impairment of fixed and other assets of $36.1 million related to the Portland mill melt shop and the caster at the Pueblo mill; (2) the write-off of $31.9 million of goodwill during the first quarter of 2002 resulting in a cumulative effect of change in accounting principle of $18.0 million (net of a $11.3 million tax effect and $2.6 million of minority interest); (3) estimated settlement costs of $31.1 million related to the tentative agreement with the Union, (4) an allowance for deferred income taxes of $(7.9) million in 2003 versus $9.1 million in 2002, and (5) a reduction in depreciation and amortization of $5.1 million in 2003 that resulted from the impairment charges to fixed assets (see item 1 above); and (b) changes in working capital including: (1) a decrease in inventories of $14.4 million versus an increase of $30.4 million in 2002; (2) a decrease of $6.5 million in net accounts receivable in 2003 versus a decrease of $4.6 million in 2002; (3) a $7.6 million increase in other assets in 2003 versus a $0.7 million decrease in 2002; and (4) a $14.8 million increase in operating liabilities in 2003 verses a $4.1 million increase in 2002.

Net cash provided by operating activities was $56.0 million for the first six months of 2004 compared to $2.0 million provided by operations in the same period of 2003. The items primarily affecting the $54.0 million increase in operating cash flows were operating income of $93.3 million, before consideration of non-cash transactions of the labor dispute Settlement adjustment and fixed and other asset impairment charges, offset by cash used for net working capital requirements of $33.7 million.

Net cash used by investing activities in the first six months of 2004 totaled $9.4 million compared to $11.5 million in the same period of 2003. The decrease was in part due to a $2.2 million decrease in additions to property, plant and equipment. During the first six months of 2004, we expended approximately $5.3 million and $3.7 million on capital projects (excluding capitalized interest) at the Oregon Steel Division and the RMSM Division, respectively.

Net cash used in financing activities in 2003 was $3.3 million compared to $19.7 million used in 2002. Net cash used in financing activities during 2002 was primarily for issue costs of our 10% Notes issued on July 15, 2002.

Net working capital at December 31, 2003 decreased $44.8 million compared to December 31, 2002, reflecting a $31.9 million decrease in current assets and a $12.9 million increase in current liabilities. The decrease in current assets was primarily due to decreased cash, accounts receivable, and inventories ($22.2 million, $6.5 million, and $23.2 million, respectively). An offset to the decrease in current assets was an increase in the deferred tax asset of $11.4 million and an increase in other assets of $8.7 million. The accounts receivable turnover for the year ended December 31, 2003, as measured in average daily sales outstanding, decreased to 34 days, as compared to 35 days for the year ended December 31, 2002. The decrease was attributable to a faster turnover of product receivables from customers paying earlier in order to utilize cash discounts, and an increased effort on collections of receivables. The change in current liabilities was due primarily to a decrease in accrued sales taxes for welded pipe sales from $8.4 million in 2002 to $0.0 million in 2003.

Net working capital at June 30, 2004 increased $51.8 million compared to December 31, 2003, reflecting a $57.0 million increase in current assets and a $5.2 million increase in current liabilities. The increase in current assets was primarily due to an increase in cash, accounts receivable, and inventories of $47.2 million, $12.8 million, and $14.8 million, respectively, partially offset by a decrease in deferred income taxes of $11.8 million and a decrease in inventory reserved for deferred revenue of $7.2 million. The increase in accounts receivable was primarily due to increased sales and sales prices for plate and coil and rod and bar products. The increase in inventory is primarily due to the accumulation of structural tubing inventory as a result of the addition of the CST facility in the fourth quarter of 2003. The increase in current liabilities was primarily due to an increase in accrued incentive compensation of $6.4 million due to increased operating income, by $3.1 million for Settlement related to common stock issuance costs, by a $2.0 million increase in the current portion of the OFP debt, and by an increase in trade accounts payable of $2.4 million due to increased raw material prices, partially offset by a decrease of $7.4 million in other accrued expenses.

The following table summarizes our contractual obligations at December 31, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt(1)	$305,000	$–	$–	$–	$305,000
Capital lease obligations	814	315	499	–	–
Operating lease obligations	46,476	4,830	9,342	9,043	23,261
Purchase obligations(2)	25,592	3,456	5,962	5,712	10,462
Electric arc furnace improvements(3)	22,632	8,615	14,017	–	–
Pension obligations	(6)	471	(4)	(4)	(4)
Other post-retirement benefits(5)	(6)	1,300	1,300	1,300	(5)

(1)
Principal payments on our 10% Notes. See Note 6 to the Consolidated Financial Statements as of December 31, 2003.

(2)
Includes minimum electricity purchase commitment, and oxygen supply contracts where the future amounts are estimated based on current prices. See Note 16 to the Consolidated Financial Statements as of December 31, 2003.

(3)
Amounts required to satisfy the CDPHE settlement and the EPA action. These amounts are to be expended over a 16 month period after approval of the PSD air permit.

(4)
Our obligation is limited to the next year's minimum current ERISA obligation. It is not possible to determine the future ERISA minimum required contributions beyond 2004.

(5)
We estimated the future obligations based upon the recent history of benefits paid. Amounts in excess of 5 years cannot be reliably estimated.

(6)
Totals cannot be determined because future obligations cannot be determined.

On July 15, 2002, we issued $305 million of 10% Notes at a discount of 98.772% and an interest rate of 10%. Interest is payable on January 15 and July 15 of each year. The 10% Notes are secured by a lien on substantially all of our property, plant and equipment and certain other assets (exclusive of Camrose Pipe Corporation and OFP), excluding accounts receivable, inventory, and certain other assets. As of June 30, 2004, we had outstanding $305 million of principal amount under the 10% Notes. The indenture under which the 10% Notes were issued contains restrictions on new indebtedness and various types of disbursements, including dividends, based on the cumulative amount of our net income, as defined. Under these restrictions, there was no amount available for cash dividends at June 30, 2004. New CF&I and CF&I (collectively "Guarantors") guarantee the obligations of the 10% Notes, and those guarantees are secured by a lien on substantially all of the property, plant and equipment and certain assets of the Guarantors, excluding accounts receivable, inventory, and certain other assets.

On March 29, 2000, OFP entered into a 7-year $14 million loan agreement for the purchase of certain processing assets and for the construction of a processing facility. Amounts under the loan agreement bear interest based on the prime rate plus a margin ranging from 1.84% to 3.00%, and as of June 30, 2004, there was $9.5 million of principal outstanding. The loan is secured by all the assets of OFP. The creditors of OFP have no recourse to our general credit. Effective January 1, 2004, we included the OFP loan balance in the consolidated balance sheet as a result of the adoption of FIN 46R. See Note 11 to the Consolidated Financial Statements as of June 30, 2004.

As of June 30, 2004, Oregon Steel Mills, Inc., New CF&I, Inc., CF&I Steel, L.P., and Colorado and Wyoming Railway Company ("Borrowers") maintained a $65 million revolving credit agreement ("Credit Agreement"), which will expire on June 30, 2005. At June 30, 2004, $5.0 million was restricted under the Credit Agreement, $15.4 million was restricted under outstanding letters of credit, and $44.6 million was available for use. Amounts under the Credit Agreement bear interest based on either (1) the prime rate plus a margin ranging from 0.25% to 1.00%, or (2) the adjusted LIBO rate plus a margin ranging from 2.50% to 3.25%. Unused commitment fees range from 0.25% to 0.75%. During the quarter ended June 30, 2004, there was a total of $11.5 million of short-term borrowings under the Credit Agreement with an average daily balance of $0.3 million. As of June 30, 2004, there was no outstanding balance due under the Credit Agreement. Had there been an outstanding balance, the average interest rate for the Credit Agreement would have been 5.0%. The unused commitment fees were 0.75% for the quarter ended June 30, 2004. The margins and unused commitment fees will be subject to adjustment within the ranges discussed above based on a quarterly leverage ratio. The Credit Agreement contains various restrictive covenants including minimum consolidated tangible net worth amount, a minimum earnings before interest, taxes, depreciation and amortization amount, a minimum fixed charge coverage ratio, limitations on maximum annual capital and environmental expenditures, a borrowing availability limitation relating to inventory, limitations on stockholder dividends and limitations on incurring new or additional debt obligations other than as allowed by the Credit Agreement. We cannot pay cash dividends without prior approval from the lenders. At June 30, 2004, the Borrowers were in compliance with the Credit Agreement covenants.

Camrose maintains a CDN $15 million revolving credit facility with a Canadian bank, the proceeds of which may be used for working capital and general business purposes of Camrose. The facility is collateralized by substantially all of the assets of Camrose, and borrowings under this facility are limited to an amount equal to the sum of the product of specified advance rates and Camrose's eligible trade accounts receivable and inventories. This facility expires in September 2005. As of June 30, 2004, the interest rate of this facility was 3.75%. Annual commitment fees are 0.25% of the unused portion of the credit line. At June 30, 2004, there was no outstanding balance due under the credit facility. At June 30, 2004, Camrose was in compliance with the revolving credit facility covenants.

As of June 30, 2004, principal payments on debt are due as follows (in thousands):

2004	$1,000
2005	2,000
2006	2,000
2007	4,500
2008	–
2009	305,000

$314,500

Due to the favorable net results for the first six months of 2004, we have been able to satisfy our needs for working capital and capital expenditures through operations and in part through our available cash on hand. We believe that our anticipated needs for working capital and capital expenditures for the next 12 months will be met from funds generated from operations, and if necessary, from our available credit facilities.

Our level of indebtedness presents other risks to investors, including the possibility that we may be unable to generate cash sufficient to pay the principal of and interest on our indebtedness when due. In that event, the holders of the indebtedness may be able to declare all indebtedness owing to them to be due and payable immediately, and to proceed against their collateral, if applicable. These actions would have a material adverse effect on us. In addition, we face potential costs and liabilities associated with environmental compliance and remediation issues. See "Business—Environmental Matters." Any costs or liabilities in excess of those expected by us could have a material adverse effect on us.

Off Balance Sheet Arrangements

Information on our off balance sheet arrangements is disclosed in the contractual obligations table above.

New Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements as of December 31, 2003 and Note 1 to the Consolidated Financial Statements as of June 30, 2004.

Quantitative and Qualitative Disclosures About Market Risk

We have entered into certain market-risk-sensitive financial instruments for other than trading purposes, principally short-term debt.

The following discussion of market risks necessarily includes forward-looking statements. Actual changes in market conditions and rates and fair values may differ materially from those used in the sensitivity and fair value calculations discussed. Factors which may cause actual results to differ materially include, but are not limited to: greater than 10% changes in interest rates or foreign currency exchange rates, changes in income or cash flows requiring significant changes in the use of debt instruments or the cash flows associated with them, or changes in commodity market conditions affecting availability of materials in ways not predicted by us.

  Interest Rate Risk

        Sensitivity analysis was used to determine the potential impact that market risk exposure may have on the fair values of our financial instruments, including debt and cash equivalents. We have assessed the potential risk of loss in fair values from hypothetical changes in interest rates by determining the effect on the present value of the future cash flows related to these market sensitive instruments. The discount rates used for these present value computations were selected based on market interest rates in effect at December 31, 2003, plus or minus 10%.

All of our debt is fixed-rate debt. A hypothetical 10% decrease in interest rates with all other variables held constant would result in an increase in the fair value of our fixed-rate debt by $17.7 million. A hypothetical 10% increase in interest rates with all other variables held constant would result in a decrease in the fair value of our fixed-rate debt by $16.4 million. The fair value of our fixed-rate debt was estimated by considering the impact of the hypothetical interest rates on quoted market prices and current yield. While changes in interest rates impact the fair value of this debt, there is no impact to earnings and cash flows because we intend to hold these obligations to maturity unless we elect to repurchase our outstanding debt securities at prevailing market prices.

  Foreign Currency Risk

        In general, we use a single functional currency, the United States dollar, for all receipts, payments and other settlements at our facilities. Occasionally, transactions will be denominated in another currency and a foreign currency forward exchange contract is used to hedge currency gains and losses; however, at December 31, 2003, we did not have any open forward contracts.

BUSINESS

Our Company

We were founded in 1926 by William G. Gilmore and we were incorporated in California in 1928. We reincorporated in Delaware in 1974. We changed our name in December 1987 from Gilmore Steel Corporation to Oregon Steel Mills, Inc.

We are a leading minimill steel producer with one of the broadest lines of specialty and commodity steel products of any domestic minimill company. We own two steel mills and have nine finishing facilities in the Western United States and Alberta, Canada.

We are focused on serving customers operating in diverse end markets west of the Mississippi River and in Western Canada. Our geographic location enables us to capitalize on a transportation cost competitive advantage in our market and contributes to the stability of our operating results. This market typically exhibits a favorable supply / demand balance as there are few competitors producing in the geographic area. There is a significant transportation cost associated with shipping steel products from other domestic and overseas locations into our market. Our manufacturing flexibility enables us to meet demanding customer specifications in a timely fashion and actively manage our product mix in response to changes in customer demand and individual product cycles.

Through strategic acquisitions and selective capital additions, we have: (i) increased shipments of steel products from approximately 750,000 tons in 1991 to over 1.6 million tons in 2003, (ii) expanded our range of finished products from two in 1991, discrete plate and large diameter welded pipe, to nine currently by adding ERW pipe, rail, rod, bar, seamless pipe, coiled plate, and structural tubing, (iii) increased our emphasis on higher margin specialty steel products, and (iv) focused on our primary selling region west of the Mississippi River and Western Canada.

For 2004, we expect to ship approximately 1.72 million tons of steel products and generate approximately $1 billion in sales. The Oregon Steel Division expects to ship approximately 615,000 tons of plate and coil, 175,000 tons of welded pipe, and 70,000 tons of structural tubing. The RMSM Division expects to ship approximately 362,000 tons of rail and 500,000 tons of rod and bar products.

Our Strengths

        Flexible and Diverse Product Portfolio:    We currently have nine finishing facilities centered on our two primary steel operations. As a result, we are able to adjust our product mix as market conditions change to the products that generate higher margins. This allows us to produce a variety of specialty and commodity products, more efficiently balance capacity utilization, take advantage of niche market opportunities, and meet diverse customer needs not serviced by our competitors. For example, we can shift production at our Portland mill among specialty plate, commodity plate, and coiled plate. In addition, the Portland mill can produce coiled plate for structural tubing at CST and discrete plate and coil for line pipe at our pipe mills. At RMSM, we are able to switch production between our rail, rod and bar, and seamless tubular finishing facilities. We believe we are better able to weather downturns in particular end markets than some of our less diversified competitors, reducing our sensitivity to economic cycles.

        High Margin Specialty Steel Products:    We plan to continue our emphasis on specialty steel products, which enable us to focus on markets with barriers to entry, premium pricing, and less competition. Our specialty products include structural tubing, heat treated and other specialty plate, welded line pipe, high-carbon rod, and DHH rail, a highly durable rail product that commands a higher price than standard rail. We are one of only two established North American producers of rail for the railroads and the sole North American licensee of Nippon Steel's proprietary DHH rail technology. The recently leased CST facility produces high margin structural tubing by further processing coil provided almost exclusively by the Portland mill.

        Market Focus:    Our Portland mill is the only plate mill in the 11 Western states and our Pueblo mill is the only rail facility west of the Mississippi River. Competition from Midwestern and Eastern United States steel manufacturers is limited by the significant additional transportation costs to be incurred if they decided to ship products to the West Coast. We are currently facing only limited competition from imports due to the weak United States dollar, high ocean freight rates, and substantial demand for steel products in Asia.

        Variable Cost Structure:    In May 2003, we shut down our Portland mill melt shop. The determination to close the melt shop was based, in part, on high energy costs and yield losses associated with the inefficient casting technology in use at the Portland mill. We are currently producing finished product by processing steel slab purchased on the open market. This initiative significantly lowered our fixed costs and helped to stabilize our operation. We are now focused on managing the margin between finished product selling prices and the cost of steel slab.

We produce steel at our minimill at the Pueblo mill utilizing an EAF. The EAF method of producing steel provides numerous advantages over integrated steel producers using blast furnaces. Minimills have more efficient labor utilization and lower ratios of fixed costs to variable costs than integrated steel producers.

        Efficient and Modern Manufacturing Facilities:    Over the past ten years, we have invested approximately $450 million in capital expenditures for our production facilities, including steelmaking upgrades and a combination rod and bar mill at the Pueblo mill, a Steckel combination mill at the Portland mill and a temper mill cut-to-length line adjacent to the Portland mill built as part of a joint venture with Feralloy Corporation. Additionally, in October 2003, we leased CST, a nearby state-of-the-art structural tubing facility that was constructed in 2000. These investments have increased yields, improved efficiency, and diversified our product mix, and will allow us to incur minimal capital expenditures in the near future.

        Experienced Management Team:    We have a strong and experienced senior management team who have an average of 24 years of experience in the steel industry. See "Management." In 2003, we hired several experienced senior managers for our Portland mill which has been an important factor in the improved operational performance of our Oregon Steel Division.

Our Strategy

We aim to continue to improve our position as a cost-efficient producer of specialty and commodity steel products. We strive to identify and implement programs to reduce production costs, diversify our product mix, enhance performance, and improve operating margins through:

  •
  using free cash flow generation to improve our liquidity;

  •
  operating manufacturing facilities capable of responding to changes in customer demand and individual product cycles;

  •
  emphasizing the production of higher margin specialty steel products;

  •
  investing in efficient and flexible manufacturing technology; and

  •
  maintaining tight cost and quality controls.

Our Divisions

Our two business units are the Oregon Steel Division and the RMSM Division.

  •
  The Oregon Steel Division is centered on our Portland mill, a steel minimill with a Steckel combination mill that produces steel plate and coil for the division's steel plate heat treating, structural tubing, and large diameter and ERW pipe finishing facilities. Our Portland mill is the only hot rolled steel plate mill in the 11 Western states and is focused on selling plate and coil in the core markets of the Pacific Northwest.

  •
  The RMSM Division consists of the steelmaking and finishing facilities of CF&I Steel, L.P. located in Pueblo, Colorado. The Pueblo mill is a steel minimill which supplies steel for our rail, rod and bar, and seamless tubular finishing mills. The Pueblo mill operates the only rail facility west of the Mississippi River, and is one of only two established rail manufacturers in North America.

  Oregon Steel Division

        Portland Mill.    The Portland mill is the only hot-rolled steel plate minimill and steel plate production facility in the 11 Western states. The Portland mill melt shop has the capability to produce steel slab thicknesses of 6", 7", 8" or 9" and the rolling mill can produce finished steel plate in widths up to 136" and coiled plate in widths up to 120". In May 2003, we shut down our Portland mill melt shop and recorded an asset impairment charge of $27.0 million, and we are currently producing our finished product from purchased steel slab. We intend to maintain the melt shop in operating condition but we are also exploring other alternatives and have contracted with a third party to market the melt shop equipment to suitable buyers.

During 1997, we completed the construction of a Steckel combination mill ("Combination Mill") at our Portland mill. The project included installation of a new reheat furnace, a 4-high rolling mill with coiling furnaces, a vertical edger, a down coiler, on-line accelerated cooling, hot leveling and shearing equipment, extended roll lines, and a fully automated hydraulic gauge control system.

The Combination Mill gives us the ability to produce steel plate in commercially preferred dimensions and sizes, increases our manufacturing flexibility and supplies substantially all our plate requirements for large diameter line pipe, as well as coiled plate for applications such as the smaller diameter ERW pipe manufactured at the Camrose pipe mill and structural tubing manufactured at CST. The Combination Mill produces discrete steel plate in widths from 48" to 136" and in thicknesses from 3/16" to 8". Coiled plate can be produced in widths of 48" to 120" and in thicknesses that range from 0.09" to 0.75". With the Combination Mill, we are in a position to produce all grades of discrete steel plate and coiled plate for substantially all of our commodity and specialty markets, including heat-treated applications.

        Napa Pipe Mill.    The Napa pipe mill produces large diameter steel pipe of a quality suitable for use in high pressure oil and gas transmission pipelines. The Napa pipe mill can produce pipe with an outside diameter ranging from 16" to 42", with wall thicknesses of up to 1 1/16" and in lengths of up to 80 feet, and can process two different sizes of pipe simultaneously in its two finishing sections. Although the Portland mill can supply substantially all of the Napa pipe mill's specialty plate requirements, due to market conditions and other considerations, the Napa pipe mill may purchase steel plate from third-party suppliers. In June 2004, we announced that the Napa pipe mill would be idled indefinitely.

        Camrose Pipe Mill.    We acquired a 60% interest in the Camrose pipe mill in June 1992 from Stelco, Inc., a large Canadian steel producer. The Camrose pipe mill has two pipe manufacturing mills, a large diameter pipe mill similar to the Napa pipe mill and an ERW pipe mill which produces steel pipe used by the oil and gas industry. The large diameter pipe mill produces pipe in lengths of up to 80 feet with a diameter ranging from 20" to 42". The ERW mill produces pipe in sizes ranging from 4 1/2" to 16" in diameter.

        Columbia Structural Tubing.    In October 2003, we leased (with an option to buy) the equipment of the former LTV Structural Tube Facility located in the Rivergate Industrial Park in Portland, Oregon. The lease expires in March 2017. We have the option to purchase the assets beginning in October 2013 and extending through the term of the lease. The leased equipment consists of a slitting line, a structural tubing mill, a proprietary in-line coating system and a manufacturing/warehousing structure. The facility, known as Columbia Structural Tubing, is located one mile from the Portland mill. The CST structural tubing mill produces rectangular hollow steel sections ("HSS") in sizes ranging from 2 1/2" to 10".

See "Business—Properties," for discussion of the operating capacities of the Portland mill, the Camrose pipe mill, CST, and the Napa pipe mill.

  RMSM Division

        On March 3, 1993, New CF&I, a wholly owned subsidiary of Oregon Steel Mills, Inc., acquired a 95.2% interest in CF&I, a newly formed Delaware limited partnership. The remaining 4.8% interest was owned by the Pension Benefit Guaranty Corporation ("PBGC"). CF&I then purchased substantially all of the steelmaking, fabricating, metals, and railroad business assets of CF&I Steel Corporation. In August 1994, New CF&I sold a 10% equity interest in New CF&I to a subsidiary of Nippon Steel Corporation ("Nippon"). In connection with that sale, Nippon agreed to license to us a proprietary technology for producing DHH rail products as well as to provide certain production equipment to produce DHH rail. In November 1995, we sold equity interests totaling 3% in New CF&I to two subsidiaries of the Nissho Iwai Group, a large Japanese trading company. In 1997, Oregon Steel Mills, Inc. purchased the 4.8% interest in CF&I owned by the PBGC. In 1998, Oregon Steel Mills, Inc. sold a 0.5% limited partnership interest in CF&I to a subsidiary of Nippon.

Shortly after the acquisition of the Pueblo mill in 1993, we began a series of major capital improvements designed to increase yields, improve productivity and quality, and expand our ability to offer specialty rail, rod and bar products. The primary components of the Pueblo mill and the related capital improvements, as appropriate, are outlined below.

        Steelmaking.    We installed a ladle refining furnace and a vacuum degassing facility and upgraded both continuous casters. During 1995, we eliminated ingot casting and replaced it with more efficient continuous casting methods that allow us to cast directly into bloom. These improvements expanded the Pueblo mill steelmaking capacity to 1.2 million tons.

        Rod and Bar Mill.    At the time of their acquisition, the rod and bar mills at the Pueblo mill were relatively old and located in separate facilities, which resulted in significant inefficiencies as we shifted production between them in response to market conditions. In 1995, we commenced operation of a new combination rod and bar mill with a new reheat furnace and a high speed rod train, capable of producing commodity and specialty grades of rod and bar products. These improvements have enabled us to produce a wider range of high margin specialty products, such as high-carbon rod, merchant bar and other specialty bar products, and larger rod coil sizes, which we believe are preferred by many of our customers.

        Rail Manufacturing.    At the time of our acquisition of the Pueblo mill, rail was produced by ingot casting using energy-intensive processes with significant yield losses as the ingots were reheated, reduced to blooms and then rolled into rail. Continuous casting has increased rail yields and decreased rail manufacturing costs. In 1996, we invested in the Pueblo mill's railmaking capacity by entering into the agreement with Nippon for the license of its proprietary technology to produce DHH rail, and acquired the production equipment necessary to produce the specialty rail. DHH rail is considered by the rail industry to be longer lasting and of higher quality than rail produced using conventional methods and, accordingly, DHH rail usually has a corresponding higher average selling price. We believe we are able to meet the needs of a broad array of rail customers with both traditional and DHH rail.

        Seamless Pipe.    Seamless pipe produced at the Pueblo mill consists of seamless casing, coupling stock and standard and line pipe. Seamless pipe casing is used as a structural retainer for the walls of oil or gas wells. Standard and line pipes are used to transport liquids and gasses both above and underground. Our seamless pipe mill is equipped to produce the most widely used sizes of seamless pipe (5" outside diameter through 10 3/4" outside diameter) in all standard lengths. Our production capability includes carbon and heat-treated tubular products. We also sell semi-finished seamless pipe (referred to as green tubes) for processing and finishing by others.

See "Business—Properties" for discussion of the operating capacities of the Pueblo mill.

Products

Overview

We manufacture and market one of the broadest lines of specialty and commodity steel products of any domestic minimill company. Through acquisitions and capital improvements, we have expanded our range of finished products from two in 1991, discrete plate and large diameter welded pipe, to nine currently by adding ERW pipe, rail, rod, bar, seamless pipe, coiled plate, and structural tubing. We have also expanded our primary selling region from the Western United States to national and international markets. See Note 3 to the Consolidated Financial Statements as of December 31, 2003.

The following chart identifies our principal products and the primary markets for those products.

	Products	Markets
Oregon Steel Division	Specialty steel and coiled plate	Steel service centers Heavy equipment manufacturers Railcar manufacturers Pressure vessel manufacturers Welded pipe mills
	Commodity steel and coiled plate	Steel service centers Construction Ship and barge manufacturers Heavy equipment manufacturers
	Large diameter steel pipe	Oil and petroleum natural gas transmission pipelines Construction
	ERW pipe	Oil and natural gas line pipe Construction
	Structural tubing	Steel service centers Construction Ship and barge manufacturers Heavy equipment manufacturers
RMSM Division	Rail	Rail transportation
	Rod and bar products	Construction Durable goods Capital equipment
	Seamless pipe	Oil and petroleum producers

The following table sets forth for the period indicated the tonnage sold and our total shipments by product class:

	Tons Sold
Product Class
	2003	2002	2001
Oregon Steel Division:
Steel Plate	424,500	402,000	463,100
Coiled Plate	76,800	65,600	8,900
Large Diameter Steel Pipe	181,200	444,600	281,300
Electric Resistance Welded Pipe	56,600	34,800	76,400
Structural Tubing(1)	1,600	–	–

Total Oregon Steel Division	740,700	947,000	829,700

RMSM Division:
Rail	360,400	384,100	246,000
Rod and Bar	482,400	419,700	432,500
Seamless Pipe(2)	51,300	30,000	97,700
Semi-finished	–	2,700	4,700

Total RMSM Division	894,100	836,500	780,900

Total Company	1,634,800	1,783,500	1,610,600

(1)
We began operations at the structural tubing facility in October 2003.

(2)
We suspended operation at the seamless pipe mill from November 2001 to April 2002, from mid-August 2002 to mid-September 2002, and from mid-November 2003 to date.

  Oregon Steel Division

        Steel Plate and Coil.    Our specialty grade and commodity steel plate is produced at the Portland mill on the Combination Mill. The Combination Mill allows for the production of discrete plate widths up to 136" and coiled plate up to 120" wide. The majority of steel plate is commonly produced and consumed in standard widths and lengths, such as 96" × 240". Specialty steel plate consists of hot-rolled carbon, high-strength-low-alloy, alloy and heat-treated steel plate. Specialty steel plate has superior strength and performance characteristics as compared to commodity steel plate and is typically made to order for customers seeking specific properties, such as improved malleability, hardness or abrasion resistance, impact resistance or toughness, higher strength and the ability to be more easily machined and welded. These improved properties are achieved by chemically refining the steel by either adding or removing specific elements, and by accurate temperature control while hot-rolling or heat-treating the plate. Specialty steel plate is used to manufacture railroad cars, mobile equipment, bridges and buildings, pressure vessels and machinery components. Commodity steel plate is used in a variety of applications such as the manufacture of storage tanks, machinery parts, ships and barges, and general load bearing structures. Coiled plate is the feeder stock for the manufacture of ERW pipe, structural tubing, spiral welded pipe and for conversion into cut-to-length plate.

The heat-treating process of quenching and tempering improves the strength, toughness, and hardness of the steel. Quenched and tempered steel is used extensively in the mining industry, the manufacture of heavy transportation equipment, construction and logging equipment, and armored vehicles for the military. In early 1994, we installed a hot leveler at the heat-treat facility which flattens the steel plate following heat-treatment and ensures that the steel plate will retain its desired shape after cooling. These additions have enabled us to manufacture a superior hardened plate product.

        Large Diameter Steel Pipe.    We currently manufacture large diameter, double submerged arc-welded ("DSAW") steel pipe at our Camrose pipe mill and Napa pipe mill. Large diameter pipe is manufactured to demanding specifications and is produced in sizes ranging from 16" to 42" in outside diameter with wall thickness of up to 1 1/16" and in lengths of up to 80 feet. We also offer customers several options, which include internal linings, external coatings, and double end pipe joining. Our large diameter pipe is used primarily in pressurized underground or underwater oil and gas transmission pipelines where high quality is absolutely necessary. In June 2004, we announced that the Napa pipe mill would be idled indefinitely.

        ERW Pipe.    We produce smaller diameter ERW pipe at the Camrose pipe mill. ERW pipe is produced in sizes ranging from approximately 4 1/2" to 16" in diameter. The pipe is manufactured using coiled steel formed on a high frequency ERW mill. The principal customers for this product are oil and gas companies that use it for gathering lines to supply product to feed larger pipeline systems.

        Structural Tubing.    We produce rectangular HSS in sizes ranging from 2 1/2" to 10". These products have a wide variety of uses, including construction applications, structural support, safety and ornamental tubing for buildings, bridges, and highways and is also used for an extensive range of applications in industrial, transportation, and agricultural equipment.

  RMSM Division

        Rail.    We produce standard carbon and high-strength head-hardened rail at our Pueblo mill. The Pueblo mill is the sole manufacturer of rail west of the Mississippi River and one of only two established rail manufacturers in North America. Rails are manufactured in the six most popular rail weights (ranging from 115 lb/yard through 141 lb/yard), in 39 and 80-foot lengths. The primary customers for the Pueblo mill's rail are the western railroads, with an increased share of the eastern railroad business in recent years. We have also developed a major presence in the Canadian and Mexican rail markets. Rail is also sold directly to rail contractors, transit districts, and short-line railroads.

As part of our capital improvement program, we improved our rail manufacturing facilities to include the production of in-line head-hardened rail. In-line head-hardened rail is produced through a proprietary technology, known as deep head-hardened or DHH technology, which is licensed from a third party. In 2003, we produced approximately 157,000 tons of head-hardened product using the DHH technology. The in-line DHH technology allows us to produce head-hardened product up to the capacity of the rail facility. Rail produced using the improved in-line technology is considered by many rail customers to be longer lasting and of higher quality than rail produced with traditional off-line techniques. Since 2001, the Pueblo mill has produced and marketed an improved head-hardened rail called High Carbon Pearlite. This rail metallurgy was designed for heavy application situations such as heavy tonnage curves.

        Rod and Bar Products.    Our rod and bar mill located at the Pueblo mill is able to produce coils of up to 6,000 pounds. The improved steel quality and finishing capabilities allow us to manufacture rods up to 1" in diameter, and to manufacture a variety of high-carbon rod products such as those used for spring wire, wire rope, and tire bead. We produce several sizes of coiled rebar in the most popular grades for the reinforcement of concrete products.

        Seamless Pipe.    Our seamless pipe mill at the Pueblo mill produces seamless casing and standard and line pipe. The primary use of these products is in the transmission and recovery of oil and natural gas resources, through either above ground or subterranean pipelines. The seamless mill produces both carbon and heat-treated tubular products. We also market green tubes to other tubular mills for processing and finishing. Due to market conditions, operation at the seamless pipe mill was suspended from November 2001 to April 2002, from mid-August 2002 to mid-September 2002, and from mid-November 2003 to date.

Raw Materials and Steel Slabs

Our principal raw material for the Pueblo mill is ferrous scrap metal derived from, among other sources, junked automobiles, railroad cars and railroad track materials and demolition scrap from obsolete structures, containers, and machines. In addition, direct-reduction iron, hot-briquetted iron and pig iron (collectively "alternate metallics") can substitute for a limited portion of the scrap used in minimill steel production, although the sources and availability of alternate metallics are substantially more limited than those of scrap. The purchase prices for scrap and alternate metallics are subject to market forces largely beyond our control, and are impacted by demand from domestic and foreign steel producers, freight costs, speculation by scrap brokers, and other conditions. The cost of scrap and alternate metallics to us can vary significantly, and our product prices often cannot be adjusted, especially in the short-term, to recover the costs of increases in scrap and alternate metallics prices.

The long-term demand for steel scrap and its importance to the domestic steel industry may increase as steelmakers continue to expand scrap-based electric arc furnace capacity; however, we believe that near-term supplies of steel scrap will continue to be available in sufficient quantities at competitive prices. In addition, while alternate metallics are not currently cost competitive with steel scrap, a sustained increase in the price of steel scrap could result in increased implementation of these alternative materials.

With the expanded finishing capability available to us from the 1997 completion of the Combination Mill, along with the manufacturing flexibility to purchase steel slabs at a lower cost, we have consequently purchased material quantities of steel slabs on the open market for use in production of plate and coil at the Portland mill since 1999 and, due to the closure of our melt shop as discussed below, we expect steel slab purchases to represent 100% of our production needs at the Portland mill in 2004. The steel slab market and pricing are subject to significant volatility and steel slabs may not be available at reasonable prices in the future.

In May 2003, we shut down our Portland mill melt shop. Our determination to close the melt shop was based on (1) our ability to obtain steel slab through purchases from suppliers on the open market, and (2) high energy and raw material costs and the yield losses associated with the inefficient casting technology in use at the Portland mill. We forecast that future steel slab purchases for the Portland mill will meet the production needs of the Portland mill finishing operation for the remainder of 2004 and into the foreseeable future. We intend to maintain the melt shop in operating condition but we are also exploring other alternatives and have contracted with a third party to market the melt shop equipment to suitable buyers.

Marketing and Customers

Steel products are sold by us principally through our own sales organizations, which have sales offices at various locations in the United States and Canada and, as appropriate, through foreign sales agents. In addition to selling to customers who consume steel products directly, we also sell to intermediaries such as steel service centers, distributors, processors, and converters.

The sales force is organized both geographically and by product line. We have separate sales forces for plate and coiled plate, large diameter steel pipe, ERW pipe, structural tubing, rod and bar, seamless pipe and rail products. Most of our sales are initiated by contacts between sales representatives and customers. Accordingly, we do not incur substantial advertising or other promotional expenses for the sale of our products. Except for contracts entered into from time to time to supply rail and large diameter steel pipe to significant projects (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"), we do not have any significant ongoing contracts with customers, and orders placed with us generally are cancelable by the customer prior to production. Although no single customer or group of affiliated customers represented more than 10% of our sales revenue in 2003 and 2001, during 2002 we had sales to one customer, Kern River Gas Transmission Company, which accounted for 18.4% of our total revenue for the year.

We do not have a general policy permitting return of purchased steel products except for product defects. We do not routinely offer extended payment terms to our customers.

The demand for a majority of our products is not generally subject to significant seasonal trends. Our rail products are impacted by seasonal demand, as dictated by the major railroads' procurement schedules. Demand for oil country tubular goods ("OCTG"), which include both seamless pipe and ERW pipe, can be subject to seasonal factors, particularly for sales to Canadian customers. Overall demand for OCTG is subject to significant fluctuations due to the volatility of oil and gas prices and North American drilling activity as well as other factors including competition from imports. We do not have material contracts with the United States government and do not have any major supply contracts subject to renegotiation.

  Oregon Steel Division

        Specialty Steel Plate.    Customers for specialty steel are located throughout the United States, but we are most competitive west of the Mississippi River, where transportation costs are less of a factor. Typical customers include steel service centers and equipment manufacturers. Typical end uses include pressure vessels, construction and mining equipment, machine parts, rail cars, and military armor.

        Commodity Steel Plate.    Most of the customers for our commodity steel plate are located in the Western United States, primarily in the Pacific Northwest. Our commodity steel plate is typically sold to steel service centers, fabricators, and equipment manufacturers. Service centers typically resell to other users with or without additional processing such as cutting to a specific shape. Frequent end uses of commodity steel plate include the manufacture of rail cars, storage tanks, machinery parts, bridges, barges, and ships.

        Large Diameter Steel Pipe.    Large diameter steel pipe is marketed on a global basis, and sales generally consist of a small number of large orders from natural gas pipeline companies, public utilities, and oil and gas producing companies. We believe that the quality of our pipe enables us to compete effectively in international as well as domestic markets. Domestically, we have historically been most competitive in the steel pipe market west of the Mississippi River. The Camrose pipe mill is most competitive in Western Canada. Sales of large diameter pipe generally involve us responding to requests to submit bids.

        ERW Pipe.    The principal customers for ERW pipe produced at the Camrose pipe mill are in the provinces of Alberta and British Columbia, where most of Canada's natural gas and oil reserves are located. We believe our proximity to these gas fields gives us a competitive advantage. Demand for ERW pipe produced at the Camrose pipe mill is largely dependent on the level of exploration and drilling activity in the gas fields of Western Canada.

        Structural Tubing.    The majority of our customers for our structural tubing products are steel service centers located in Oregon and Washington. We have also started to expand into other regions including Alaska, British Columbia, Montana, and Idaho.

  RMSM Division

        Rail.    The primary customers for the Pueblo mill's rail are the western railroads, with an increased share of the eastern railroad business in recent years. We have also developed a major presence in the Canadian and Mexican rail markets. Rail is also sold directly to rail distributors, transit districts and short-line railroads. We believe our proximity to the North American rail markets benefits our marketing efforts.

        Bar Products.    We sell our bar products, primarily reinforcing bar, to fabricators and distributors. The majority of these customers are located in the United States, west of the Mississippi River.

        Rod Products.    Our wire rod products are sold primarily to wire drawers ranging in location from the Midwest to the West Coast. The demand for wire rod is dependent upon a wide variety of markets, including agricultural, construction, capital equipment, and the durable goods segments. We entered the high carbon rod market during 1995 as a direct result of the investment in the new rolling facility. Since that time, our participation in the higher margin, high carbon rod market has steadily increased, to the point where it now represents over two-thirds of our total rod product shipments. Typical end uses of high carbon rod include spring wire, wire rope and tire bead.

        Seamless Pipe.    Our seamless pipe is sold primarily through our internal sales force to a large number of oil exploration and production companies and directly to companies outside of the OCTG industry, such as construction companies. The market for our seamless pipe is primarily domestic. The demand for this product is determined in large part by the number and drilling depths of the oil and gas drilling rigs working in the United States.

Competition and Other Market Factors

The steel industry is cyclical in nature, and high levels of steel imports, worldwide production overcapacity, and other factors have adversely affected the domestic steel industry in recent years. We are also subject to industry trends and conditions, such as the presence or absence of sustained economic growth and construction activity, currency exchange rates, and other factors. We are particularly sensitive to trends in the oil and gas, construction, capital equipment, rail transportation, and durable goods segments, because these industries are significant markets for our products.

Competition within the steel industry is intense. We compete primarily on the basis of product quality, price, and responsiveness to customer needs. Many of our competitors are larger and have substantially greater capital resources, more modern technology, and lower labor and raw material costs than us. Moreover, United States steel producers have historically faced significant competition from foreign producers. The highly competitive nature of the industry, combined with excess production capacity in some products, results in significant sales pricing pressure for certain of our products.

  Oregon Steel Division

        Specialty Steel Plate.    Our principal domestic competitor in the specialty steel plate market is International Steel Group ("ISG"), the largest plate producer in North America with six plate mills located in the Midwest and East. ISG's estimated plate-making capacity now exceeds 3 million tons, including the largest plate heat-treating tonnage capacity in North America. ISG aggressively markets to major national accounts in fabrication and heavy-duty manufacturing as a single source supplier.

        Commodity Steel Plate.    Our principal domestic commodity plate competitor is IPSCO Inc. ("IPSCO"). IPSCO operates a 120" wide Steckel mill in Iowa, with that mill operating to nearly the same specifications as the Portland mill. IPSCO also operates a smaller 72" wide Steckel mill in Saskatchewan, Canada, and a 120" wide Steckel mill in Mobile, Alabama. IPSCO's rated plate and plate coil capacity exceeds two million tons annually. IPSCO also operates cut-to-length lines (to convert coiled plate into flat sheets) in five strategic market locations throughout North America. IPSCO competes primarily in the Midwest commodity plate market, in other selected target markets, and in the coiled plate market throughout the United States. Nucor Corporation operates a green field plate mill at Hertford, North Carolina with an operating capacity of one million tons per year.

Until its shut down in November 2001 and subsequent Chapter 11 bankruptcy filing in January 2002, Geneva Steel ("Geneva") was a major competitor in the commodity plate market. Geneva, located in Orem, Utah, was the only integrated steelmaking facility west of the Mississippi River, and historically produced approximately 1.8 million tons of commodity plate and coil per year. In February 2004, Geneva's equipment was sold to Qingdao Iron & Steel Group Co. Ltd. In July 2004, the purchaser hired a third party to manage the relocation of the steel plant assets to Qingdao, China.

        Large Diameter Pipe.    Our principal domestic competitors in the large diameter steel pipe market are Berg Steel Pipe Corporation, located in Florida, and South Texas Steel, located in Texas. International competitors consist primarily of pipe producers from Japan, Europe, and Canada, with the principal Canadian competitor being IPSCO. Demand for our pipe in recent years is primarily a function of new construction of oil and gas transportation pipelines and to a lesser extent maintenance and replacement of existing pipelines. Construction of new pipelines domestically depends to some degree on the level of oil and gas exploration and drilling activity.

        ERW Pipe.    The competition in the market for ERW pipe is based on availability, price, product quality, and responsiveness to customers. The need for this product has a direct correlation to the number of drilling rigs in the United States and Canada. Principal competitors in the ERW product in Western Canada are IPSCO and Prudential Steel Ltd., a wholly owned subsidiary of Maverick Tube Corporation, located in Calgary, Alberta.

        Structural Tubing.    Our primary competitors in the structural tubing market are Maruichi America Corporation, and Vest Industries, both located in the Los Angeles, California vicinity. Other competitors are located in the Midwest and Western United States as well as importers from Asia.

  RMSM Division

        Rail.    The majority of current rail requirements in the United States are replacement rails for existing rail lines. Imports have been a significant factor in the domestic rail market in recent years. Our capital expenditure program at the Pueblo mill provided the rail production facilities with continuous cast steel capability and in-line head-hardening rail capabilities necessary to compete with other producers. ISG is the only other qualified domestic rail producer at this time.

        Rod and Bar.    The competition in bar products includes a group of minimills that have a geographical location close to the markets in or around the Rocky Mountains. Our market for wire rod ranges from the Midwest to the West Coast. Domestic rod competitors include North Star Steel, Cascade Steel Rolling Mills, and Keystone Steel and Wire for commodity grades and ISG, Ivaco Rolling Mills, and North Star Steel for high carbon rod products.

        Seamless Pipe.    Our primary competitors in seamless pipe include a number of domestic and foreign manufacturers. We have the flexibility to produce relatively small volumes of specified products on short notice in response to customer requirements. Principal domestic competitors include U.S. Steel Corporation and V&M Star for seamless product. Lone Star Steel competes with its welded ERW pipe in lieu of seamless, which is acceptable for some applications.

Environmental Matters

We are subject to extensive United States and foreign, federal, state and local environmental laws and regulations concerning, among other things, wastewater, stormwater, air emissions, toxic use reduction and hazardous materials disposal. Like other similar steel mills in the industry, the Pueblo mill generates, and the Portland mill has in the past generated, hazardous waste from the melting operation of the electric arc furnaces, primarily dust containing heavy metals. This dust, which constitutes the largest waste stream generated at these facilities, must be managed in accordance with applicable laws and regulations.

The Clean Air Act Amendments ("CAA") of 1990 imposed responsibilities on many industrial sources of air emissions, including our plants. In addition, the monitoring and reporting requirements of the law subject all companies with significant air emissions to increased regulatory scrutiny. We submitted applications in 1995 to the DEQ and the CDPHE for permits under Title V of the CAA for the Portland and Pueblo mills, respectively. A Title V permit was issued for the Portland mill and related operations in December 2000 and modified in April 2002. See "—Environmental Matters—RMSM Division" below for a description of CAA compliance issues relating to the Pueblo mill. We do not know the ultimate cost of compliance with the CAA, which will depend on a number of site-specific factors. Regardless of the outcome of the matters discussed below, we anticipate that we will be required to incur additional expenses and make additional capital expenditures as a result of the CAA and future laws regulating air emissions.

Our future expenditures for installation of, and improvements to, environmental control facilities, remediation of environmental conditions, penalties for violations of environmental laws, and other similar matters are difficult to predict accurately. It is likely that we will be subject to increasingly stringent environmental standards, including those relating to air emissions, waste water and stormwater discharge and hazardous materials use, storage, handling and disposal. It is also likely that we will be required to make potentially significant expenditures relating to environmental matters, including environmental remediation, on an ongoing basis. Although we have established reserves for certain environmental matters, including those described below, additional measures may be required by environmental authorities or as a result of additional environmental hazards, identified by such authorities, us or others, each necessitating further expenditure. Accordingly, the costs of environmental matters may exceed the amounts reserved. Expenditures of the nature described below or liabilities resulting from hazardous substances located on our currently or previously owned properties or used or generated in the conduct of our business, or resulting from circumstances, actions, proceedings or claims relating to environmental matters, may have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

  Oregon Steel Division

        In May 2000, we entered into a Voluntary Clean-up Agreement with the DEQ committing us to conduct an investigation of whether, and to what extent, past or present operations at our Portland mill may have affected sediment quality in the Willamette River. Based on preliminary findings, we are conducting a full RI, including areas of investigation throughout the Portland mill, and have committed to implement source control if required. Our best estimate for costs of the RI study is $853,000 over the next two years. Accordingly, we have accrued a liability of $853,000 as of June 30, 2004. We also recorded a $853,000 receivable for insurance proceeds that are expected to cover these RI costs because our insurer is defending this matter, subject to a standard reservation of rights, and is paying these RI costs as incurred. Based upon the results of the RI, the DEQ may require us to incur costs associated with additional phases of investigation, remedial action or implementation of source controls, which could have a material adverse effect on our results of operations because it may cause costs to exceed available insurance or because insurance may not cover those particular costs. We are unable at this time to determine if the likelihood of an unfavorable outcome or loss is either probable or remote, or to estimate a dollar amount range for a potential loss.

In a related matter, in December 2000, we received a general notice letter from the EPA, identifying us, along with 68 other entities, as a PRP under CERCLA with respect to contamination in a portion of the Willamette River that has been designated as the "Portland Harbor Superfund Site." The letter advised us that we may be liable for costs of remedial investigation and remedial action at the Portland Harbor Superfund Site (which liability, under CERCLA, is joint and several with other PRPs) as well as for natural resource damages that may be associated with any releases of contaminants (principally at the Portland mill site) for which we have liability. At this time, nine private and public entities have signed an Administrative Order on Consent ("AOC") to perform a remedial investigation/feasibility study ("RI/FS") of the Portland Harbor Superfund Site under EPA oversight. The RI/FS is expected to be completed in 2008. Although we did not sign the original AOC, we are a member of the Lower Willamette Group, which is funding that investigation, and we signed a Coordination and Cooperation Agreement with the EPA that binds us to all terms of the AOC. Our cost associated with the RI/FS as of June 30, 2004 is approximately $441,000, all of which has been covered by our insurer. As a best estimate of our share of the remaining RI/FS costs, we accrued a liability of $860,000 as of June 30, 2004. We also recorded a $860,000 receivable for insurance proceeds that are expected to cover these RI/FS costs because our insurer is defending this matter, subject to a standard reservation of rights, and is paying these RI/FS costs as incurred. At the conclusion of the RI/FS, the EPA will issue a Record of Decision setting forth any remedial action that it requires to be implemented by identified PRPs. In addition, in June 2003, we signed a Funding and Participating Agreement whereby we, with nine other industrial and municipal parties, agreed to fund a joint effort with federal, state, and tribal trustees to study potential natural resource damages in the Portland Harbor. We, along with eight of the nine other industrial and municipal parties, withdrew from the agreement, effective October 1, 2004, because of the inability to reach agreement with the trustees with respect to the assessment to be conducted. We intend to continue to work with interested parties to assess natural resource damages. We estimate our financial commitment in connection with future natural resource damage assessment to be approximately $591,000. Based on this estimate, we accrued a liability of $591,000 as of June 30, 2004. We also recorded a $591,000 receivable for insurance proceeds that are expected to cover these costs because our insurer is defending this matter, subject to a standard reservation of rights, and is paying these costs as incurred. In connection with these matters, we could incur additional costs associated with investigation, remedial action, natural resource damage and natural resource restoration, the costs of which may exceed available insurance or which may not be covered by insurance, which therefore could have a material adverse effect on our results of operations. We are unable to estimate a dollar amount range for any related remedial action that may be implemented by the EPA, or natural resource damages and restoration that may be sought by federal, state, and tribal natural resource trustees.

In 2003, the wastewater treatment system at the Napa pipe mill overflowed on at least two occasions. These overflows are being investigated by several government agencies, including the EPA and the Napa County Department of Environmental Management. In connection with these matters, we expect to undertake certain capital improvements, and may be subject to fines or penalties. Based on currently available information, we do not believe these matters will be material to our results of operations or cash flows.

  RMSM Division

        In connection with the acquisition of the steelmaking and finishing facilities located at Pueblo, Colorado, CF&I accrued a liability of $36.7 million for environmental remediation related to the prior owner's operations. CF&I believed this amount was the best estimate of costs from a range of $23.1 million to $43.6 million. CF&I's estimate of this liability was based on two remediation investigations conducted by environmental engineering consultants, and included costs for the Resource Conservation and Recovery Act facility investigation, a corrective measures study, remedial action, and operation and maintenance associated with the proposed remedial actions. In October 1995, CF&I and the CDPHE finalized a postclosure permit for hazardous waste units at the Pueblo mill. As part of the postclosure permit requirements, CF&I must conduct a corrective action program for the 82 solid waste management units at the facility and continue to address projects on a prioritized corrective action schedule which substantially reflects a straight-line rate of expenditure over 30 years. The State of Colorado mandated that the schedule for corrective action could be accelerated if new data indicated a greater threat existed to the environment than was currently believed to exist. At June 30, 2004, the accrued liability was $27.5 million, of which $23.8 million was classified as non-current on our consolidated balance sheet.

The CDPHE inspected the Pueblo mill in 1999 for possible environmental violations, and in the fourth quarter of 1999 issued a Compliance Advisory indicating that air quality regulations had been violated, which was followed by the filing of a judicial enforcement action ("Action") in the second quarter of 2000. In March 2002, CF&I and CDPHE reached a settlement of the Action, which was approved by the court (the "State Consent Decree"). The State Consent Decree provided for CF&I to pay $300,000 in penalties, fund $1.5 million of community projects, and to pay approximately $400,000 for consulting services. CF&I is also required to make certain capital improvements expected to cost approximately $25.0 million, including converting to the new single New Source Performance Standards Subpart AAa ("NSPS AAa") compliant furnace discussed below. The State Consent Decree provides that the two existing furnaces will be permanently shut down approximately 16 months after the issuance of a Prevention of Significant Deterioration ("PSD") air permit. The PSD permit was issued June 21, 2004.

In May 2000, the EPA issued a final determination that one of the two electric arc furnaces at the Pueblo mill was subject to federal NSPS AA. This determination was contrary to an earlier "grandfather" determination first made in 1996 by CDPHE. CF&I appealed the EPA determination in the federal Tenth Circuit Court of Appeals. The issue has been resolved by entry of a Consent Decree on November 26, 2003, and the Tenth Circuit dismissed the appeal on December 10, 2003. In that Consent Decree and overlapping with the commitments made to the CDPHE described above, CF&I committed to the conversion to the new NSPS AAa compliant furnace (demonstrating full compliance 21 months after permit approval and expected to cost, with all related emission control improvements, approximately $25.0 million), and to pay approximately $450,000 in penalties and fund certain supplemental environmental projects valued at approximately $1.1 million, including the installation of certain pollution control equipment at the Pueblo mill. The above mentioned expenditures for supplemental environmental projects will be both capital and non-capital expenditures. Under this settlement and the settlement with the CDPHE, we are subject to certain stipulated penalties if we fail to comply with the terms of the settlement. In March 2004, the CDPHE notified CF&I of alleged violations of the State Consent Decree relating to opacity. In June 2004, the CDPHE assessed stipulated penalties of $270,000. On July 26, 2004, CF&I sought judicial review of the determination. At this time, no date for a hearing has been set. In addition to these penalties, we may in the future incur additional penalties related to this matter. To date, such penalties have not been material to our results of operations and cash flows; however, we cannot assure you that future penalties will not be material.

In response to the CDPHE settlement and subsequent alleged violations and the resolution of the EPA action, CF&I expensed $2.8 million in 2001 and $132,000 in the second quarter of 2004 for possible fines and non-capital related expenditures. As of June 30, 2004, the remaining accrued liability was approximately $306,000.

In December 2001, the State of Colorado issued a Title V air emission permit to CF&I under the CAA requiring that the furnace subject to the EPA action operate in compliance with NSPS AA standards. The Title V permit has been modified several times and gives CF&I adequate time (at least 15 1/2 months after CDPHE issues the PSD permit) to convert to a single NSPS AAa compliant furnace. Any decrease in steelmaking production during the furnace conversion period when both furnaces are expected to be shut down will be offset by increasing production prior to the conversion period by building up semi-finished steel inventory and to a much lesser degree, if necessary, purchasing semi-finished steel ("billets") for conversion into rod products at spot market prices. Pricing and availability of billets is subject to significant volatility.

In a related matter, in April 2000, the Union filed suit in United States District Court in Denver, Colorado, asserting that we and CF&I had violated the CAA at the Pueblo mill for a period extending over five years. The Union sought declaratory judgement regarding the applicability of certain emission standards, injunctive relief, civil penalties, and attorney's fees. On July 6, 2001, the presiding judge dismissed the suit. The 10th Circuit Court of Appeals on March 3, 2003 reversed the District Court's dismissal of the case and remanded the case for further hearing to the District Court. As part of the Settlement, the parties to the above-referenced litigation have negotiated a settlement of the labor dispute and all associated litigation, including this Union suit. As a result, the Union suit was dismissed on August 3, 2004. See "—Labor Matters" for a description of the Settlement.

Labor Matters

  CF&I Labor Dispute and Resultant Litigation

        The labor contract at CF&I expired on September 30, 1997. After a brief contract extension intended to help facilitate a possible agreement, on October 3, 1997, the Union initiated a strike at CF&I for approximately 1,000 bargaining unit employees. On December 30, 1997, the Union called off the strike and made an unconditional offer on behalf of its members to return to work. The labor dispute lasted more than six years and resulted in various legal actions between us and the Union.

  CF&I Labor Dispute Settlement

        On January 15, 2004, we announced a tentative agreement to settle the labor dispute between the Union and CF&I and on September 10, 2004 the Settlement was finalized and became effective. The Settlement was conditioned on, among other things, (1) its approval by stockholders of New CF&I, (2) ratification of a new collective bargaining agreement being executed between CF&I and the Union, (3) approval of the Settlement by the NLRB and the dismissal of cases pending before the NLRB related to the labor dispute, and (4) various pending legal actions between us, New CF&I and CF&I and the Union being dismissed. The Settlement resulted in the dismissal of all court actions between us and the Union relating to the labor dispute and environmental matters and the NLRB's issuance of an Order Withdrawing Complaints and Conditionally Approving Withdrawals of Charges related to the labor dispute and includes the ratification of new five-year collective bargaining agreements. The Settlement called for the establishment of a trust and on September 10, 2004, the Rocky Mountain Steel Mills—United Steelworkers of America Back Pay Trust ("Trust") was established. As part of the tentative settlement we had originally planned to issue four million shares of our common stock to the Trust. On September 10, 2004, the parties agreed instead that the Trust would receive cash in an amount equal to the gross proceeds from the sale of four million shares of our common stock in this offering. We, after consultation with the Union, will determine the price at which the four million shares of common stock will be sold in this offering. CF&I is generally responsible for the employer portion of the employment taxes associated with certain Settlement payments. However, the Trust is responsible for the employer portion of the employment taxes associated with the gross proceeds from the sale of the four million shares of common stock in this offering if: (1) the offering is closed and the offering price was acceptable to the Union; or (2) if the offering is not closed and the per share sales price was not acceptable to the Union.

The Settlement also includes payment by us of (1) a cash contribution of $2,500 for each beneficiary, estimated to be in total $2.5 million and (2) beginning on the effective date of the Settlement, a ten year profit participation obligation consisting of 25% of CF&I's quarterly profit, as defined, for years 2004 and 2007 through 2013, and 30% for years 2005 and 2006, not to exceed $3.0 million per year for 2004 through 2008 and $4.0 million per year for 2009 through 2013; these cap amounts are subject to carryforward/carryback provision described in the Settlement documents. The beneficiaries are those individuals who (1) as of October 3, 1997 were employees of CF&I and represented by the Union, (2) as of December 31, 1997 had not separated, as defined, from CF&I, and (3) are entitled to an allocation as defined in the Trust. The Settlement, certain elements of which are effected through the new five-year collective bargaining agreements, also includes: (1) early retirement with immediate enhanced pension benefit where CF&I will offer bargaining unit employees an early retirement opportunity based on seniority until a maximum of 200 employees have accepted the offer, the benefit will include immediate and unreduced pension benefits for all years of service (including the period of the labor dispute) and for each year of service prior to March 3, 1993 (including service with predecessor companies) an additional monthly pension of $10, (2) pension credit for the period of the labor dispute whereby CF&I employees who went on strike will be given pension credit for both eligibility and pension benefit determination purposes for the period beginning October 3, 1997 and ending on the latest of said employees actual return to work, termination of employment, retirement or death, (3) pension credit for service with predecessor companies whereby for retirements after January 1, 2004, effective January 2, 2006 for each year of service prior to March 3, 1978 (including service with predecessor companies), CF&I will provide an additional monthly benefit to employees of $12.50, and for retirements after January 1, 2006, effective January 2, 2008 for each year of service between March 3, 1978 and March 3, 1993 (including service with predecessor companies), CF&I will provide an additional monthly benefit of $12.50, and (4) individuals who are members of the bargaining units as of October 3, 1997 will be immediately eligible to apply for and receive qualified long-term disability ("LTD") benefits on a go forward basis, notwithstanding the date of the injury or illness, service requirements or any filing deadlines. The Settlement also includes our agreement to nominate a director designated by the Union on our board of directors, and to a broad based neutrality clause for certain of our facilities in the future.

  CF&I Labor Dispute Settlement—Accounting

        We recorded charges of $31.1 million in the fourth quarter of 2003 and $7.0 million in the first quarter of 2004, and an additional charge of $31.9 million in the second quarter of 2004 of which $23.2 million, $7.0 million, and $28.7 million, respectively, were non-cash, related to our agreement to issue four million shares of our common stock as part of the Settlement. As of June 30, 2004, the liability accrued for these charges totals $70.0 million, with $63.5 million classified as long-term on our consolidated balance sheet. The non-cash portion of the charges in the first and second quarters of 2004 are a result of adjusting the previously recorded value at December 31, 2003 of the four million shares of our common stock ($23.2 million at $5.81 per share) to market at March 31, 2004 and June 30, 2004, respectively. The closing price of our common stock on the New York Stock Exchange at March 31, 2004 was $7.56 per share, resulting in an additional labor dispute settlement charge of $7.0 million for the first quarter of 2004, and at June 30, 2004 was $14.74, resulting in an additional labor dispute settlement charge of $28.7 million for the second quarter of 2004. Since the second quarter, the Settlement was revised so that no stock will be issued to the Trust, but rather the Trust will receive the gross cash proceeds from the sale of four million shares of our common stock in this offering. As a result, we will continue to adjust the Settlement charges for the change in the price of our common stock through the date of pricing of this offering. The accrual for the LTD benefits ($5.3 million at June 30, 2004) may also change, as better claims information becomes available. As employees accept the early retirement benefits, we expect to record an additional charge during 2004 estimated at approximately $6.8 million related to these benefits. The enhancements to pension and post-retirement medical benefits for non-early retirees will be accounted for prospectively on the date at which plan amendments occur pursuant to the new five-year collective bargaining agreements in accordance with SFAS No. 87 and SFAS No. 106.

Employees

As of June 30, 2004, we had approximately 1,532 full-time employees. Within the Oregon Steel Division all of the employees of the Napa pipe mill, CST, and the corporate headquarters are not represented by a union. The employees of the Portland mill are not represented by a union except for eight test lab employees who are represented by the Northwest Metals Producers Association. Approximately 76 employees at the Camrose pipe mill are members of the Canadian Autoworkers Union and are working under the terms of a collective bargaining agreement that expires in 2006. Approximately 711 employees of the RMSM Division work under collective bargaining agreements with several unions, including the Union. We and the Union have entered into new labor agreements in September 2004 that expire in 2009. The Colorado and Wyoming Railway Company labor agreements expire in March 2006 and May 2007. See "—Labor Matters."

Certain of our domestic employees of the Oregon Steel Division (exclusive of CST) participate in the Employee Stock Ownership Plan ("ESOP"). As of June 30, 2004, the ESOP owned less than 2% of our outstanding common stock. We are currently in the process of terminating the ESOP. Participants will be able to either (1) have the ESOP sell their shares and roll the proceeds into our 401(k) plan, (2) roll their ESOP shares into our 401(k) plan, (3) receive their ESOP shares, or (3) have the ESOP sell their shares and receive the proceeds. We also have profit participation plans for our employees, with the exception of bargaining unit employees of Camrose and our senior managers, which permit eligible employees to share in the pretax income of their operating unit. We may modify, amend or terminate the plans, at any time, subject to the terms of various labor agreements.

Properties

  Oregon Steel Division

        The Portland mill is located on approximately 143 acres owned by us in the Rivergate Industrial Park in Portland, Oregon, near the confluence of the Columbia and Willamette rivers. The operating facilities principally consist of an electric arc furnace, ladle metallurgy station, vacuum degasser, steel slab casting equipment and the Combination Mill, as well as an administrative office building. In May 2003, we shut down our Portland melt shop which includes the electric arc furnace, ladle metallurgy station, vacuum degasser, and steel slab casting equipment. We intend to maintain the melt shop in operating condition but we are also exploring other alternatives and have contracted with a third party to market the melt shop equipment to suitable buyers. Our heat-treating facilities are located nearby on a 5-acre site owned by us.

We own approximately 152 acres in Napa, California, with the Napa pipe mill occupying approximately 92 of these acres. We also own a 325,000 square foot steel fabricating facility adjacent to the Napa pipe mill. The fabricating facility is not currently operated by us, but is instead leased to operators on a short-term basis, and consists of industrial buildings containing equipment for the production and assembly of large steel products or components. In June 2004, we announced that the Napa pipe mill would be idled indefinitely.

The Camrose pipe mill is located on approximately 67 acres in Camrose, Alberta, Canada, with the large diameter pipe mill and the ERW pipe mill occupying approximately four acres and three acres, respectively. In addition, there is a 3,600 square foot office building on the site. The sales staff leases office space in Calgary, Alberta, Canada. The property, plant and equipment of Camrose, and certain other assets, are collateral for the Camrose (CDN) $15 million revolving credit facility. See Note 5 to the Consolidated Financial Statements as of June 30, 2004.

We lease equipment and approximately 25 acres in the Rivergate Industrial Park in Portland, Oregon with the CST operations and sales staff occupying the site. The equipment consists of a slitting line, a structural tubing mill, a proprietary in-line coating system, and a manufacturing/warehousing structure.

  RMSM Division

        The Pueblo mill is located in Pueblo, Colorado on approximately 570 acres. The operating facilities principally consist of two electric arc furnaces, a ladle refining furnace and vacuum degassing system, two 6-strand continuous round casters for producing semi-finished steel (one of which has not operated since 1998 and for accounting purposes is considered an impaired asset), and three finishing mills (a rail mill, a seamless pipe mill, and a rod and bar mill). Due to market conditions, operations at the seamless pipe mill were suspended from November 2001 to April 2002, from mid-August 2002 to mid-September 2002, and from mid-November 2003 to date.

At June 30, 2004, we had the following practical capacities, which are affected by product mix:

		Annual Production Capacity	Production In 2003
		(Tons)
Portland Mill:	Melting(1)	840,000	148,500
	Finishing	1,200,000	691,100
Napa Pipe Mill:(2)	Steel Pipe	400,000	200,600
Camrose Pipe Mill:	Steel Pipe	320,000	49,500
CST Structural Tubing Mill:	Steel Tubing	150,000	4,500
Pueblo Mill:	Melting	1,200,000	876,500
	Finishing Mills(3)	1,150,000	894,300

(1)
In May 2003, we shut down our Portland mill melt shop.

(2)
In June 2004, we announced that the Napa pipe mill would be idled indefinitely.

(3)
Includes the production capacity and production in 2003 of 150,000 tons and 46,600 tons, respectively, of the seamless pipe mill.

Our 10% Notes are secured, in part, by a lien on substantially all of our property, plant and equipment, exclusive of Camrose Pipe Corporation and OFP. New CF&I and CF&I (collectively, the "Guarantors") have pledged substantially all of their property, plant and equipment and certain other assets as security for their guarantees of the 10% Notes. See Note 5 to the Consolidated Financial Statements as of June 30, 2004.

Legal Proceedings

See "—Environmental Matters" for discussion of the environmental issues at the Portland mill, the Napa pipe mill, and RMSM.

See "—Labor Matters" for the settlement of the labor dispute at RMSM.

We are party to various other claims, disputes, legal actions and other proceedings involving contracts, employment, and various other matters. In the opinion of our management, the outcome of these matters should not have a material adverse effect on our consolidated financial condition.

We maintain insurance against various risks, including certain types of tort liability arising from the sale of our products. We do not maintain insurance against liability arising out of waste disposal, on-site remediation of environmental contamination or earthquake damage to our Napa pipe mill and related properties because of the high cost of that coverage. In addition, our per claim deductible for workers' compensation claims is $1 million due to the high cost of maintaining such insurance with a lower deductible. There is no assurance that the insurance coverage carried by us will be available in the future at reasonable rates, if at all.

MANAGEMENT

Our directors, executive officers, and senior managers and their ages as of June 30, 2004 are as follows:

Name	Age	Position(s) Held
James E. Declusin	61	Director, President and Chief Executive Officer
L. Ray Adams	53	Chief Financial Officer, Vice President, Finance, and Treasurer
Steven M. Rowan	58	Vice President Materials and Transportation
Robert A. Simon	42	Vice President and General Manager—RMSM Division
Jennifer R. Murray	47	Vice President Administration and Secretary
Jeff S. Stewart	42	Corporate Controller
Larry R. Lawrence	56	Vice President, Oregon Steel Mills Division Tubular Products
David J. Cranston	44	Vice President of Operations, Portland mill
Scott J. Montross	39	Vice President of Sales and Marketing, Portland mill
Steve Didyk	55	Director of Rail & Semi-finished Sales—RMSM Division
James W. (Bill) Groom	57	Director of Rod, Bar and Seamless Sales—RMSM Division
Harry L. Demorest(2)	62	Director
William P. Kinnune(1)	65	Director
Carl W. Neun(2)	60	Director
David L. Parkinson(2)	66	Director
Stephen P. Reynolds(1)	56	Director
William Swindells	73	Director and Chairman of the Board
Frank M. Walker(1)	58	Director
Brett Wilcox(2)	51	Director

(1)
Member of the Nomination/Compensation Committee.

(2)
Member of the Audit Committee.

Our board of directors is divided into three classes serving staggered terms. One-third of the directors are elected at each annual meeting of stockholders for a term of three years to hold office until their successors are elected and qualified. All of our officers serve at the discretion of our board of directors.

James E. Declusin has served as a director of our company since 2000. Mr. Declusin has served as the President and Chief Executive Officer of our company since August 2003. Mr. Declusin spent 16 years with California Steel Industries, most recently serving as Senior Executive Vice President and Chief Operating Officer, retiring on October 31, 2000. Prior to that time, Mr. Declusin spent 17 years in various management positions in the commercial area of Kaiser Steel Corporation.

L. Ray Adams is the Chief Financial Officer, Vice President, Finance, and Treasurer of our company. Mr. Adams joined our company in July 1988 as Assistant Treasurer, was Treasurer from 1989 until 1995, assumed the position of Chief Financial Officer and Vice President, Finance in March of 1991, and again assumed the position of Treasurer in January of 2000.

Steven M. Rowan has been Vice President Materials and Transportation of our company since February 1992. Mr. Rowan joined the company in 1972 and has served in a variety of positions at our Portland operation, including Manager of Production Planning and Materials Manager.

Robert A. Simon has been Vice President and General Manager—RMSM Division of our company since September 2000. Mr. Simon joined our company in 1992 as an Industrial Engineer at the

Oregon Steel Mills Division. Mr. Simon transferred to the RMSM Division in 1995 and served the roles of Manager of Business Processes and Environmental Services and Operations Manager prior to moving into his current position in September 2000.

Jennifer R. Murray has been Vice President Administration and Secretary of our company since August 2001. Ms. Murray joined our company in January 1997 as Assistant Corporate Controller, Financial Systems. She served as Director of Corporate Administration from March 1998 until assuming her current position in August 2001.

Jeff S. Stewart has been Corporate Controller of our company since January 2000. Mr. Stewart joined our company in November 1988 as an Internal Auditor, became Assistant Treasurer in January 1991, Plant Controller of Camrose in September 1992, and Business Manager of Capital Projects in May 1994. He served as Treasurer from November 1995 until January 2000.

Larry R. Lawrence has been Vice President, Oregon Steel Mills Division Tubular Products since 2002. Mr. Lawrence joined our company in 1987 as Manager of Property Development, and was named Assistant General Manager in 1990. In 1994, Mr. Lawrence was elected Vice President and General Manager of the Napa pipe mill operations.

David J. Cranston has been Vice President of Operations, Portland mill since July 2004 and joined our company in August 2003 as the Director of Portland Steelworks Operations. Prior to joining our company, Mr. Cranston worked at Ipsco Steel in Montpelier, Iowa from 1998 to 2003 and was Superintendent of Rolling and headed up the commissioning of their new Steckel mill. Before joining Ipsco, Mr. Cranston worked at Lukens Steel as Superintendent, Manufacturing in Conshohocken and other operations management positions from 1988 to 1998.

Scott J. Montross has been Vice President of Sales and Marketing, Portland mill, where he is responsible for all plate and coil sales, since joining our company in June 2003. Prior to joining our company, Mr. Montross was Vice President of Marketing and Sales for National Steel Corporation. He worked at National Steel Corporation and its predecessor company from 1987 to 1993 and 1996 to 2003. From 1993 to 1996, Mr. Montross was the Regional Sales Manager in the Detroit area for Mitsubishi International.

Steve Didyk has been Director of Rail & Semi-finished Sales—RMSM Division since September 2000. Mr. Didyk joined our company in May 2000 as Manager of Rail Sales. Prior to joining our company, Mr. Didyk was Vice President of Sales for nine years at Sydney Steel Corporation in Nova Scotia, Canada.

James W. (Bill) Groom has been Director of Rod, Bar and Seamless Sales—RMSM Division since September 2000. Mr. Groom joined our company in September 1995 as District Sales Manager located in Kansas City, Missouri. In November 1995, he transferred to Pueblo, Colorado as Manager of Rod Product Sales.

Harry L. Demorest has served as a director of our company since 2001. Mr. Demorest is President and Chief Executive Officer and a director of Columbia Forest Products, Inc., a leading manufacturer of hardwood plywood, veneer, and flooring, a position he has held since March 1996. He is also a director on the boards of the Oregon Museum of Science and Industry, Friends of the Children, and the Portland Police Foundation.

William P. Kinnune has served as a director of our company since 2004. Mr. Kinnune is a former Executive Vice President of Willamette Industries, Inc., a diversified wood products company. While at Willamette Industries, Inc., he held the position of Executive Vice President of the Corrugated, Bags, Specialty Products, Board and Paper from 1985 to 2002. He is a director on the board of AGE Industries, Inc., and serves as director and chairman of the Development Committee of the Portland

Oregon Hearing and Speech Institute, and on the Advisory Board of the University of Washington Business School.

Carl W. Neun has served as a director of our company since 2002. Mr. Neun was Senior Vice President and Chief Financial Officer for Tektronix, Inc., an electronics manufacturing company, from 1993 until his retirement in 2000. Mr. Neun also serves on the boards of RadiSys Corporation, Planar Systems, and Powerwave Technologies.

David L. Parkinson has served as a director of our company since 2001. Mr. Parkinson is Chairman and Chief Financial Officer of the Arizona Railway Group, a short line railroad holding company. He was Chairman and Chief Executive Officer of ParkSierra Rail Group from 1998 to 2002. Mr. Parkinson is on the board of directors for Napa Landmarks and the Foundation of Intermodal Research.

Stephen P. Reynolds has served as a director of our company since 1999. Mr. Reynolds is President and Chief Executive Officer and a director of Puget Energy and Puget Sound Energy, Bellevue, Washington. Prior to joining Puget Energy in January of 2002, Mr. Reynolds served as President and Chief Executive Officer of Reynolds Energy International, an energy advisory firm in Houston, Texas. From 1987 to 1997, he served as President and Chief Executive Officer of Pacific Gas Transmission Company. He also serves on the boards of the Corporate Council for the Arts, the Nature Conservancy of Washington, the Washington Business Roundtable, the Edison Electric Institute, and the American Gas Association.

William Swindells has served as a director of our company since 1994. Mr. Swindells is the Chairman of the Board of Directors and is the former Chairman of the Board of Directors of Willamette Industries, Inc., a diversified wood products company. While at Willamette Industries, Inc., he held the position of Chairman of the Board from 1985 to February 2002 and also held the position of Chief Executive Officer from 1985 until September 1995 and again from November 1997 until December 1998. He serves as a trustee of Willamette University and the Oregon Health & Science University Foundation.

Frank M. Walker has served as a director of our company since 2002. Mr. Walker is President, Chief Executive Officer, and a director of Feralloy Corporation, a steel processing and distribution corporation. He has held these positions since 1993. He also serves on the Board of Delta Steel, Inc.

Brett Wilcox has served as a director of our company since 2004. Mr. Wilcox is President and owner of Golden Northwest Aluminum, Inc., which owns and operates Northwest Aluminum Company and Goldendale Aluminum Company. He is also Managing Member of Northwest Energy Development, LLC, that is developing efficient natural gas and wind power generating projects. Mr. Wilcox serves as Vice President of the Oregon Progress Board, and on the Boards of Reed College, Oregon Business Council, Citizens for the Columbia River Discovery Center, the Bonneville Environmental Foundation, and the Washington Business Roundtable.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 31, 2004 by (i) each director and executive officer; (ii) each person known to us to be a beneficial owner of more than 5% of the outstanding shares of our common stock; and (iii) all current directors and executive officers as a group. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to the table. This table assumes no exercise of the underwriters' over-allotment option.

		Percentage of Shares Beneficially Owned
Name	Number of Shares Beneficially Owned	Prior to Offering	After Offering
First Pacific Advisors, Inc.(1) 11400 W Olympic Blvd Suite 1200 Los Angeles, CA 90064	3,797,400	14.2%	11.1%
Jeffrey L. Gendell, et al(2) 55 Railroad Ave, 3rd Fl Greenwich, CT 06830	1,980,900	7.4%	5.8%
Dimensional Fund Advisors, Inc.(3) 1299 Ocean Ave, 11th Fl Santa Monica, CA 90401	1,812,628	6.8%	5.3%
Royce & Associates, L.L.C.(4) 1414 Avenue of the Americas New York, NY 10019	1,575,400	5.9%	4.6%
Harry L. Demorest(5)(6)	49,666	*	*
Carl W. Neun(5)(6)	5,166	*	*
David L. Parkinson(5)(6)	13,166	*	*
Stephen P. Reynolds(5)(6)	3,266	*	*
William Swindells(5)(6)	39,166	*	*
Frank M. Walker(5)(6)	3,916	*	*
William P. Kinnune(5)	5,000	*	*
Brett Wilcox(5)	–	0%	0%
James E. Declusin(5)(6)	43,166	*	*
L. Ray Adams(6)	71,710	*	*
Steven M. Rowan(6)	38,698	*	*
Robert A. Simon(6)	23,884	*	*
All current directors and executive officers as a group (27 persons)(6)	427,853	1.6%	1.2%

*
Less than 1% of the outstanding common stock.

(1)
Based upon information obtained from Schedule 13G Amendment No. 7 dated February 5, 2004, filed by First Pacific Advisors, Inc. with the Securities and Exchange Commission: First Pacific Advisors, Inc. has the shared power to dispose of 3,797,400 shares and the shared power to vote 1,603,700 shares.

(2)
Based upon information obtained from Schedule 13G/Amendment No. 1, dated February 10, 2004, filed by Jeffrey L. Gendell, et al. with the Securities and Exchange Commission: Tontine Management, L.L.C. and Tontine Partners L.P. have shared power to vote and dispose of 1,071,800 shares; Tontine Capital Management, L.L.C. has shared power to vote and dispose of 56,200 shares; Tontine Overseas Associates, L.L.C. has shared power to vote and dispose of 852,900 shares; and Jeffrey Gendell has shared power to vote and dispose of 1,980,900 shares.

(3)
Based on the information obtained from Schedule 13G/A dated February 6, 2004 filed by Dimensional Fund Advisors Inc. with the Securities and Exchange Commission.

(4)
Based upon information obtained from Schedule 13G, dated February 5, 2004, filed by Royce & Associates, L.L.C. with the Securities and Exchange Commission.

(5)
Member of our board of directors.

(6)
Includes the following numbers of shares:

	Owned directly	Beneficially owned that may be acquired within 60 days of August 31, 2004 pursuant to stock options	Held by the ESOP for the named persons account**
Directors:
Harry L. Demorest	46,500	3,166	–
William P. Kinnune	5,000	–	–
Carl W. Neun	2,000	3,166	–
David L. Parkinson	10,000	3,166	–
Stephen P. Reynolds	100	3,166	–
William Swindells	36,000	3,166	–
Frank M. Walker	2,000	1,916	–
Brett Wilcox	–	–	–
Executive Officers:
James E. Declusin	40,000	3,166	–
L. Ray Adams	10,600	60,000	1,110
Steven M. Rowan	–	26,784	11,914
Robert A. Simon	100	23,784	0
All directors and executive officers as a group (27 persons)	161,400	247,998	18,455

**
The respective beneficial owners have the power to direct the vote under the terms of the ESOP, but they do not have investment power with respect to such shares.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 45 million shares of common stock, par value $0.01 per share, and 1 million shares of preferred stock, par value $0.01 per share. As of August 31, 2004, there were 26,697,504 shares of common stock issued and outstanding. Upon completion of this offering, there will be 34,197,504 shares of common stock issued and outstanding, assuming no exercise of the underwriters' over-allotment option and not including options to acquire an aggregate of 649,468 shares outstanding as of August 31, 2004. There are no shares of our preferred stock issued and outstanding.

Common Stock

        Voting Rights.    Each share of common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting. Therefore, the holders of a majority of the shares of common stock voted in an election of directors can elect all of the directors then standing for election, subject to any rights of the holders of any outstanding preferred stock.

        Dividends, Distributions, and Stock Splits.    Holders of shares of common stock are entitled to receive dividends, if, as and when such dividends are declared by our board of directors out of assets legally available therefore after payment of dividends required to be paid on shares of any outstanding preferred stock.

        Liquidation.    In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of outstanding preferred stock, if any, our remaining assets will be distributed ratably among the holders of our common stock.

Preferred Stock

Our preferred stock consists of 400,000 shares of undesignated preferred stock and 600,000 shares of preferred stock designated as Participating Preferred Stock in connection with our stockholders' rights plan. With respect to our undesignated preferred stock, our board of directors has the authority to issue preferred stock in one or more series and to establish the rights and restrictions granted to or imposed on any unissued shares of preferred stock and to fix the number of shares constituting any series without any further vote or action by our stockholders. Our board of directors has the authority, without approval of our stockholders, to issue preferred stock that has voting and conversion rights superior to our common stock, which could have the effect of delaying, deferring or preventing a change in control. We currently have no plans to issue any shares of undesignated preferred stock.

Limitation of Liability and Indemnification of Directors

Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of our directors. These provisions eliminate a director's personal liability to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, including:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for any liability under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or unlawful stock purchases or redemptions); and

  •
  for any transaction in which the director derives an improper benefit.

These provisions do not eliminate our right or those of any of our stockholders to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our bylaws also contain provisions that allow us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with certain directors and executive officers which require us to provide indemnification to the fullest extent allowed by our certificate of incorporation and applicable law, provide indemnification for all expenses and liabilities relating to any proceeding in which the director or officer is made a party by reason of being our agent, and provide for mandatory insurance coverage for the director or officer. We believe that these provisions are necessary to attract and retain qualified individuals to serve as directors and officers.

Certain Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that we describe in the following paragraphs, which may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the stockholder's shares.

        Classified Board of Directors.    Our certificate of incorporation contains provisions dividing our board of directors into three classes serving staggered three-year terms. Our directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors. Vacancies on our board of directors may be filled by the remaining directors, or by our stockholders if the vacancy is not filled by the directors.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our bylaws establish an advance notice procedure with regard to the nomination, other than by our board of directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of our stockholders. In general, notice must be received by us not less than 120 nor more than 150 days prior to the anniversary date of the proxy statement for the preceding year's annual meeting of stockholders. The notice must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

        Authorized But Unissued Shares.    Our authorized but unissued shares of common stock and undesignated preferred stock are available for future issuance without stockholder approval, subject to limitations imposed by the New York Stock Exchange. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-Takeover Law

Our company is a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

  •
  the owner of 15% or more of the outstanding voting stock of a corporation;

  •
  an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

  •
  an affiliate or associate of the persons described above.

Stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

Stockholder Rights Plan

We have 600,000 shares of Participating Preferred Stock authorized and reserved for issuance in connection with our stockholder rights plan set forth in our Rights Agreement, dated December 23, 1999, with ChaseMellon Shareholder Services, LLC (now Mellon Investor Services, LLC), as rights agent. A copy of our Rights Agreement has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. Each outstanding share of our common stock has, and each share of common stock issued in this offering will have, one right representing the right to purchase one one-thousandth of a preferred share. The exercise price of the rights will be $42 per right, subject to adjustment as set forth in the Rights Agreement. The rights will expire on December 22, 2009, unless redeemed or exchanged prior to that date. Our board of directors may extend the expiration date.

Generally, if any person or group acquires 15% or more of our common stock, the rights holders will be entitled to receive upon exercise of a preferred stock purchase right, the number of shares of preferred stock that, at that time, have a market value equal to twice the purchase price of the right. The shares of preferred stock acquired upon exercise of a purchase right are not redeemable and are entitled to preferential quarterly dividends. They are also entitled to preferential rights in the event of liquidation. Finally, if any business combination occurs in which our common stock is exchanged for shares of another company, each share of preferred stock will be entitled to receive 1,000 times the amount received per share of common stock of the company.

If we are acquired in a business combination, the purchase rights holders will be entitled to acquire, for the purchase price, the number of shares of common stock of the acquiring corporation that, at the time, have a market value equal to twice the purchase price of the right. Our board has the right to redeem the purchase rights in certain circumstances for $0.001 per right, subject to adjustment.

The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which, in our board of directors' opinion, would impair its ability to represent our stockholders' interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though a takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and UBS Securities LLC are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
CIBC World Markets Corp.
UBS Securities LLC
Jefferies & Company, Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.
D.A. Davidson & Co.

Total	7,500,000

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about                          , 2004 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $             per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus electronically.

We have granted to the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 1,125,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $                           and the total proceeds to us will be $                          . The underwriters have severally agreed that, to the extent the over-allotment is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us.

	No Exercise	Full Exercise
Per share
Total

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $0.4 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our officers, and our directors, have agreed to a 90-day "lock up" with respect to all the shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90-days following the date of this prospectus, we and such other persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. and UBS Securities LLC.

Our common stock is traded on the New York Stock Exchange under the symbol "OS."

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  •
  Stabilizing Transactions.  The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  •
  Over-Allotments and Syndicate Covering Transactions.  The underwriters may sell more shares of common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

  •
  Penalty Bids.  If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

  •
  Passive Market Making.  Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resale of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the New York Stock Exchange or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Schwabe, Williamson & Wyatt, P.C., Portland, Oregon. The underwriters are being represented in connection with this offering by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedule as of December 31, 2003 and for the year ended December 31, 2003 included in this prospectus have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2002 and for each of the two years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits and schedules, with the SEC in connection with this offering. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC's web site at "http://www.sec.gov." Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "OS" and all reports, proxy statements, and other information filed by us with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

Our web site is "www.osm.com." We make available free of charge, on or through our web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the SEC. Information contained on our web site is not part of this prospectus.

INCORPORATION OF DOCUMENTS THAT WE FILE WITH THE SEC

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 1-9887) we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than current reports furnished under Item 2.01 or 7.01 of Form 8-K and other information in future filings deemed, under SEC rules, not to have been filed):

  1.
  Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 16, 2004 and as amended by Form 10-K/A Amendment No. 1 filed on September 14, 2004 and Form 10-K/A Amendment No. 2 filed on September 17, 2004;

  2.
  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

  3.
  Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004 filed on August 9, 2004 and as amended by Form 10-Q/A Amendment No. 1 filed on September 14, 2004 and Form 10-Q/A Amendment No. 2 filed on September 17, 2004;

  4.
  Current Report on Form 8-K filed on July 15, 2004;

  5.
  Current Report on Form 8-K filed on September 15, 2004; and

  6.
  The description of our common stock contained in our Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

L. Ray Adams, Vice President, Finance
Oregon Steel Mills, Inc.
1000 SW Broadway, Suite 2200
Portland, Oregon 97205
(503) 223-9228

Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus, or as otherwise set forth in the registration statement.

The information incorporated by reference in this prospectus is an important part of this prospectus. Any statement in a document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such statement.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide information other than that provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Oregon Steel Mills, Inc.:

We have audited the accompanying consolidated balance sheet of Oregon Steel Mills, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oregon Steel Mills, Inc. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with United States generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon
March 5, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Oregon Steel Mills, Inc.

In our opinion, the consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Oregon Steel Mills, Inc. and its subsidiaries at December 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 7 to the financial statements, the Company changed its method of accounting for goodwill in 2002.

/s/ PricewaterhouseCoopers LLP
Portland, Oregon March 3, 2003

OREGON STEEL MILLS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands except per share amounts)

	As of December 31,
	2003	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$5,770	$28,008	$12,278
Trade accounts receivable, less allowance for doubtful accounts of $3,665, $4,346 and $4,299	78,026	84,547	89,132
Inventories	139,623	162,834	132,402
Deferred tax asset	19,545	8,109	17,998
Other	15,596	6,922	7,259

Total current assets	258,560	290,420	259,069

Property, plant and equipment:
Land and improvements	33,337	30,936	30,177
Buildings	54,144	52,653	52,463
Machinery and equipment	817,053	793,537	787,156
Construction in progress	13,654	17,444	9,644

	918,188	894,570	879,440
Accumulated depreciation	(440,607)	(371,192)	(328,386)

Net property, plant and equipment	477,581	523,378	551,054
Goodwill	520	520	32,384
Intangibles, net	11,803	12,377	12,661
Other assets	15,514	17,625	14,408

TOTAL ASSETS	$763,978	$844,320	$869,576

LIABILITIES
Current liabilities:
Current portion of long-term debt	$–	$–	$9,464
Short-term debt	–	–	61,638
Accounts payable	83,310	58,283	81,270
Accrued expenses	48,523	60,616	44,552

Total current liabilities	131,833	118,899	196,924
Long-term debt	301,832	301,428	233,542
Deferred employee benefits	49,887	44,366	32,760
Labor dispute settlement	27,844	–	–
Environmental liability	28,317	30,482	31,350
Deferred income taxes	20,442	16,895	29,102

Total liabilities	560,155	512,070	523,678

Minority interests	16,571	25,260	27,312

Contingencies (Note 16)
STOCKHOLDERS' EQUITY
Capital stock:
Preferred Stock, par value $.01 per share; 1,000 shares authorized; none issued	–	–	–
Common stock, par value $.01 per share; authorized 45,000 shares; 26,398, 25,790 and 25,787 shares issued and outstanding	264	258	258
Additional paid-in capital	227,703	227,639	227,618
Retained earnings (accumulated deficit)	(26,339)	99,610	105,218
Accumulated other comprehensive loss:
Cumulative foreign currency translation adjustment	(3,473)	(8,851)	(9,003)
Minimum pension liability	(10,903)	(11,666)	(5,505)

Total stockholders' equity	187,252	306,990	318,586

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$763,978	$844,320	$869,576

The accompanying notes are an integral part of the consolidated financial statements.

OREGON STEEL MILLS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year Ended December 31,
	2003	2002	2001
Sales
Product sales	$684,413	$850,497	$706,987
Freight	38,884	54,453	54,804
Electricity sales	–	–	19,096

	723,297	904,950	780,887
Costs and expenses:
Cost of sales	713,601	783,940	694,941
Fixed and other asset impairment charges	36,113	–	–
Labor dispute settlement charges	31,089	–	–
Selling, general and administrative expenses	50,477	58,600	64,300
Settlement of litigation	–	–	(3,391)
Gain on sale of assets	(1,835)	(1,283)	(10)
Incentive compensation	354	3,761	244

	829,799	845,018	756,084

Operating income (loss)	(106,502)	59,932	24,803
Other income (expense):
Interest expense	(33,620)	(36,254)	(35,595)
Minority interests	6,108	(3,036)	(339)
Other income, net	1,448	961	3,044

Income (loss) before income taxes	(132,566)	21,603	(8,087)
Income tax benefit (expense)	6,617	(9,244)	2,159

Income (loss) before cumulative effect of change in accounting principle	(125,949)	12,359	(5,928)
Cumulative effect of change in accounting principle, net of tax of $11,264, net of minority interest of $2,632	–	(17,967)	–

Net loss	$(125,949)	$(5,608)	$(5,928)

Basic earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(4.77)	$0.47	$(0.22)
Cumulative effect of change in accounting principle	–	(0.68)	–

Net loss per share	$(4.77)	$(0.21)	$(0.22)

Diluted earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(4.77)	$0.46	$(0.22)
Cumulative effect of change in accounting principle	–	(0.67)	–

Net loss per share	$(4.77)	$(0.21)	$(0.22)

The accompanying notes are an integral part of the consolidated financial statements.

OREGON STEEL MILLS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock			Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss
			Additional Paid-in Capital
	Shares	Amount				Total
Balances, December 31, 2000	25,777	$258	$227,584	$111,146	$(7,343)	$331,645
Net loss	–	–	–	(5,928)		(5,928)
Foreign currency translation adjustment	–	–	–	–	(1,660)	(1,660)
Minimum liability adjustment (Note 11)	–	–	–	–	(5,505)	(5,505)

Comprehensive loss	–	–	–	–	–	(13,093)
Issuance of common stock	10	–	34	–	–	34

Balances, December 31, 2001	25,787	$258	$227,618	$105,218	$(14,508)	$318,586
Net loss	–	–	–	(5,608)	–	(5,608)
Foreign currency translation adjustment	–	–	–	–	152	152
Minimum liability adjustment (Note 11)	–	–	–	–	(6,161)	(6,161)

Comprehensive loss	–	–	–	–	–	(11,617)
Tax benefit on stock options	–	–	15	–	–	15
Issuance of common stock	3	–	6	–	–	6

Balances, December 31, 2002	25,790	$258	$227,639	$99,610	$(20,517)	$306,990
Net loss	–	–	–	(125,949)	–	(125,949)
Foreign currency translation adjustment	–	–	–	–	5,378	5,378
Minimum liability adjustment (Note 11)	–	–	–	–	763	763

Comprehensive loss	–	–		–	–	(119,808)
Tax benefit on stock options	–	–	4	–	–	4
Issuance of common stock	608	6	60	–	–	66

Balances, December 31, 2003	26,398	$264	$227,703	$(26,339)	$(14,376)	$187,252

The accompanying notes are an integral part of the consolidated financial statements.

OREGON STEEL MILLS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net loss	$(125,949)	$(5,608)	$(5,928)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation and amortization	40,809	45,868	46,097
Write off of goodwill	–	17,967	–
Fixed and other asset impairment charges	36,113
Labor dispute settlement charges	31,089
Deferred income taxes, net	(7,889)	9,104	(4,415)
Gain on sale of assets and investments	(1,835)	(1,283)	(10)
Minority interests' share of income (loss)	(6,108)	3,036	339
Other, net	841	394	(1,227)
Changes in current assets and liabilities:
Trade accounts receivable	6,521	4,585	2,017
Inventories	14,381	(30,432)	(2,601)
Income taxes	(115)	609	(134)
Operating liabilities	14,754	4,076	17,963
Other	(7,651)	733	(2,571)

Net cash provided (used) by operating activities	(5,039)	49,049	49,530

Cash flows from investing activities:
Additions to property, plant and equipment	(19,754)	(18,246)	(12,933)
Proceeds from disposal of property and equipment	1,908	1,287	114
Other, net	796	3,201	1,014

Net cash used by investing activities	(17,050)	(13,758)	(11,805)

Cash flows from financing activities:
Net borrowings (repayments) under Canadian bank revolving loan facility	–	(223)	(1,530)
Proceeds from bank debt	92,093	435,061	732,476
Payments on bank and long term debt	(92,173)	(513,734)	(755,613)
Deferred credit facility financing costs	(300)	(1,890)	–
Redemption of 11% notes due 2003	–	(228,250)	–
Issuance of 10% notes due 2009	–	301,255	–
Debt issuance costs	–	(9,903)	–
Issue common stock	66	6	34
Minority share of subsidiary's distribution	(2,953)	(2,035)	(2,524)

Net cash used by financing activities	(3,267)	(19,713)	(27,157)

Effects of foreign currency exchange rate changes on cash	3,118	152	(1,660)

Net increase (decrease) in cash and cash equivalents	(22,238)	15,730	8,908
Cash and cash equivalents at the beginning of year	28,008	12,278	3,370

Cash and cash equivalents at the end of year	$5,770	$28,008	$12,278

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$31,342	$18,341	$27,149
Income taxes	$1,780	$243	$427
Non Cash Activities:
Interest applied to loan balance	$80	$2,499	$6,394

The accompanying notes are an integral part of the consolidated financial statements.

OREGON STEEL MILLS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations

Oregon Steel Mills, Inc. and subsidiaries ("Company") manufactures various specialty and commodity steel products with operations in the United States and Canada. The principal markets for the Company's products are steel service centers, steel fabricators, railroads, oil and gas producers and distributors and other industrial concerns. The Company's products are primarily marketed in the United States west of the Mississippi River and western Canada. The Company also markets products outside North America.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include all wholly-owned and those majority-owned subsidiaries over which the Company exerts management control. Non-controlled majority-owned subsidiaries and affiliates are accounted for using the equity method. Material wholly-owned and majority-owned subsidiaries of the Company are the Camrose Pipe Corporation ("CPC") dba Columbia Structural Tubing ("CST") and through ownership in another corporation holds a 60% interest in Camrose Pipe Company ("Camrose"), and 87% owned New CF&I, Inc. ("New CF&I") which owns a 95.2% interest in CF&I Steel, LP ("CF&I"). The Company also owns directly an additional 4.3% interest in CF&I. In January 1998, CF&I assumed the trade name of Rocky Mountain Steel Mills ("RMSM"). All significant inter-company transactions and account balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues when title passes, the earnings process is substantially complete, and the Company is reasonably assured of the collection of the proceeds from the exchange, all of which generally occur either upon shipment of the Company's products or delivering of the product at the destination specified by customer.

Cash and Cash Equivalents

Cash and cash equivalents include short-term securities that have an original maturity date of 90 days or less.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash in high credit quality investments and limits the amount of credit exposure to any one financial institution. At times, cash balances are in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000. The Company believes that risk of loss on its trade receivables is reduced by ongoing credit evaluation of customer financial condition and requirements for collateral, such as letters of credit and bank guarantees.

Inventory

The Company's inventory consists of raw materials, semi-finished, finished products and operating stores and supplies. At December 31, 2003, inventory was approximately $139.6 million. Effective January 1, 2003, the Company changed the method of computing the market valuation of inventories in applying the lower of manufacturing cost or market (LCM) accounting policy. Under the new accounting method, the Company evaluates the market value of its inventory for potential LCM write-downs at the product group level. The Company believes this change is preferable because it better reflects a more precise measure of expense in the period in which an impairment in value is identified. As of December 31, 2003, the Company recognized approximately $0.9 million of LCM charges. Under the Company's past practices, there would not have been an impairment charge during this period. Manufacturing cost is determined using the average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, including capitalized interest during construction of $1,169,000, $874,000 and $683,000 in 2003, 2002 and 2001, respectively. Depreciation is determined using principally the straight-line and the units of production methods over the estimated useful lives of the assets. The original cost of machinery, which is being depreciated using the units of production method, is approximately $244 million. Total finished goods production for the years ended 2003, 2002 and 2001 were 1,840,000 tons, 2,184,000 tons and 1,942,000 tons, respectively. The estimated useful lives of most of the Company's operating machinery and equipment are from 20 to 30 years. Maintenance and repairs are expensed as incurred and costs of improvements are capitalized. Maintenance and repair expense for 2003, 2002 and 2001 were $58.1 million, $68.0 million and $53.5 million, respectively. Upon disposal, cost and accumulated depreciation are removed from the accounts and gains or losses are reflected in results of operations.

Goodwill and Intangible Assets

The Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and other Intangible Assets," effective January 1, 2002. As required under the transitional accounting provisions of SFAS No. 142, the Company completed the steps required to identify and measure goodwill impairment at each reporting unit. The reporting units were measured for impairment by comparing implied fair value of the reporting units' goodwill with the carrying amount of the goodwill. As a result, the entire goodwill at CF&I was written off in the amount of $31.9 million, and a net charge of $18.0 million (after tax and minority interest) was recognized as a cumulative effect of a change in accounting principle during the first quarter of 2002. In accordance with SFAS No. 142, goodwill is no longer amortized, but is reviewed at least annually for impairment.

Intangible assets consisted of proprietary technology and water rights at CF&I, presented at cost, net of accumulated amortization. The proprietary technology is amortized over their estimated useful lives of sixteen years using the straight-line method, and the water rights are considered indefinite lived.

Impairment of Long-Lived Assets

When events or circumstances indicate the carrying value of a long-lived asset may be impaired, the Company uses an estimate of the future undiscounted cash flows to be derived from the remaining useful life of the asset to assess whether or not the asset is recoverable. If the future undiscounted cash flows to be derived over the life of the asset do not exceed the asset's net book value, the Company then considers estimated fair market value versus carrying value in determining any potential impairment. Impairment charges of $36.1 million were recorded in the second quarter of 2003 related to the impairment of melt shop and other assets at the Portland and Pueblo Mills, as discussed in Note 17 to the Consolidated Financial Statements.

Income Taxes

Deferred income taxes are provided for temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when it is estimated to be more likely than not that some portion of the deferred tax assets will not be realized.

Financial Instruments

The Company uses foreign currency forward exchange contracts occasionally to reduce its exposure to fluctuations in foreign currency exchange rates. Gains and losses on these contracts are deferred and recognized in income as part of the related transaction. As of December 31, 2003, no such contracts were outstanding.

Foreign Currency Translation

Assets and liabilities subject to foreign currency fluctuations are translated into U.S. dollars at the period-end exchange rate, and revenue and expenses are translated at average rates for the period. Translation adjustments are included in "accumulated other comprehensive income," a separate component of stockholders' equity.

Derivative Financial Instruments

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative instruments be recorded on the balance sheet at fair value. The adoption of SFAS No. 133 did not have material effect on the Company's results of operations or its financial position. The Company did not have any derivative financial instruments outstanding at the time of adoption. See disclosure regarding Financial Instruments in Note 8 to the Consolidated Financial Statements.

Stock Option Plans

In 2000, the Company adopted the 2000 Nonqualified Stock Option Plan (the "Plan"). The Plan authorizes the Board of Directors, or a committee appointed by the Board of Directors, to grant options to certain executives and management personnel. 1,000,000 shares of the Company's $.01 par value common stock are issuable under the Plan.

In 2002, the Company adopted the 2002 Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan authorizes the Board of Directors to grant options to individuals who are Non-Employee Directors. 150,000 shares of the Company's $.01 par value common stock are issuable under the Director Plan.

The Company accounts for the stock option plans in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The Company provides pro forma net income (loss) and pro forma earnings (loss) per share disclosure prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation." The Company currently discloses the effects of stock-based employee compensation and does not intend to voluntarily change to the alternative accounting principle prescribed in SFAS No. 148, "Accounting for Stock-Based Compensation—transition and disclosure." The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

	Year Ended December 31,
	2003	2002	2001
	(In thousands except per share amounts)
Net loss, as reported	$(125,949)	$(5,608)	$(5,928)
Add: compensation expense included in net loss	33	–	–
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(223)	(184)	(490)

Pro forma net loss	$(126,139)	$(5,792)	$(6,418)

Loss per share:
Basic—as reported	$(4.77)	$(0.21)	$(0.22)
Basic—pro forma	(4.78)	(0.22)	(0.24)
Diluted—as reported	$(4.77)	$(0.21)	$(0.22)
Diluted—pro forma	(4.78)	(0.22)	(0.24)

Net Income (Loss) Per Share

Basic earnings per share ("EPS") is determined using the weighted average number of common shares outstanding during the period. The diluted EPS calculation assumes that all stock options granted were exercised at the beginning of the period.

For purposes of computing diluted EPS, stock options with an exercise price that exceeded the average fair market value of the common stock for the period were excluded from the diluted weighted average number of common shares. In addition, common stock equivalent shares are excluded from the EPS computation if their effect is antidilutive.

Segment Reporting

In accordance with the criteria of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company operates in a single reportable segment, the steel industry. All of the products of the Company are steel products in finished or semi-finished form. Production is the standard "mini-mill" process where electric arc furnaces are used to melt scrap and other metallics. Liquid steel is cast and cooled, then reheated for additional forming. These processes occur at different locations, but are not dissimilar. The Company markets and sells the majority of its products through its own sales organization to customers primarily in the transportation, construction, or oil and gas industries. The Company distributes product at various locations in the United States and Canada, and as appropriate, through foreign sales agents.

The Company currently has two aggregated operating divisions: the Oregon Steel Division and RMSM Division (see Note 3 for geographic disclosure).

Shipping and Handling Cost

All shipping billed to customers is recorded as revenue with the related cost being recorded under cost of sales. Internal handling costs incurred to store, move, or prepare goods for shipment are recorded under Selling, General, and Administration expenses. For the years of 2003, 2002, and 2001, internal handling costs were $12.3 million, $17.7 million and $17.6 million, respectively.

Reclassifications

Certain reclassifications have been made in prior years to conform to the current year presentation. Such reclassifications do not affect results of operations as previously reported.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. This statement requires that the Company record a liability for the fair value of an asset retirement obligation when the Company has a legal obligation to remove the asset. SFAS No. 143 is effective for the Company beginning January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the consolidated financial statements.

In May 2002, the FASB issued SFAS No. 145, "Recission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections."Among other things, SFAS No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and

Transactions" are met. SFAS No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after May 15, 2002. In mid-July 2002, the Company refinanced its credit facility and redeemed its 11% First Mortgage Notes due 2003, resulting in a $1.1 million extraordinary loss, net of taxes, on the early extinguishment of debt. The amount recognized consisted primarily of the write-off of unamortized fees and expenses. The adoption of SFAS 145 by the Company in 2003 caused a 2002 reclassification of the extraordinary loss from extinguishment of debt to interest expense.

In November 2002, the FASB issued Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for the year ending December 31, 2002, which expand the disclosures required by a guarantor about its obligations under a guarantee. The Company will record the fair value of future material guarantees, if any.

In January 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," ("FIN 46R") which requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46R also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46R applies immediately to variable interest entities created after January 31, 2003 and to existing variable interest entities in the periods beginning after March 31, 2004. Since no variable interest entities have been created since January 31, 2003, the application of FIN 46R had no effect on the Company's financial position and results of operations at December 31, 2003. The Company is currently evaluating the impact of adoption of FIN 46R on the financial position and results of operations for its existing variable interest entities.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 changes the accounting for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is generally effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised), "Employer's Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. SFAS No. 132 (revised) retains and revises the disclosure requirement contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. SFAS No. 132 (revised) generally is effective for fiscal years ending after

December 15, 2003. The company discloses the requirements of SFAS No. 132 (revised) in Note 15 to the Consolidated Financial Statements.

3. Geographic Information

Geographical information was as follows:

	2003	2002	2001
	(In thousands)
Sales to External Customers:
United States	$686,995	$883,462	$729,707
Canada(1)	36,302	21,488	51,180

	$723,297	$904,950	$780,887

Sales by Division:
Oregon Steel Division	$367,365	$575,243	$470,098
RMSM Division	355,932	329,707	310,789

	$723,297	$904,950	$780,887

Assets by Location:
United States	$729,875	$804,021	$792,798
Canada	32,738	38,673	31,670

	$762,613	$842,694	$824,468

Assets by Division:
Oregon Steel Division	$474,548	$534,203	$528,274
RMSM Division	288,065	308,491	296,194

	$762,613	$842,694	$824,468

(1)
Sales attributed to Canada are earned by the Camrose Pipe Mill, which is domiciled there. Revenues attributed to other countries are insignificant.

4. Inventories

Inventories were as follows at December 31:

	2003	2002	2001
	(In thousands)
Raw materials	$5,214	$6,959	$11,419
Semi-finished product	55,864	63,431	51,777
Finished product	49,478	56,997	41,201
Stores and operating supplies	29,067	35,447	28,005

Total inventory	$139,623	$162,834	$132,402

5. Accounts Payable and Accrued Expenses

Accounts payable includes book overdrafts of $9.2 million and $5.1 million at December 31, 2003 and 2001, respectively.

Accrued expenses consist of the following:

	2003	2002	2001
	(In thousands)
Accrued interest	$14,190	$14,192	$1,896
Accrued payroll and benefits	13,379	15,029	11,277
Accrued payables and expenses	6,622	12,046	12,466
Accrued labor dispute settlement	3,287	–	–
Accrued defined benefit plan and post-retirement obligations	2,135	2,492	12,079
Accrued sales taxes	5	8,381	307
Other	8,905	8,476	6,527

Total accrued expenses	$48,523	$60,616	$44,552

6. Debt, Financing Arrangements and Liquidity

      Debt balances were as follows at December 31:

	2003	2002	2001
	(In thousands)
11% First Mortgage Notes due 2003 ("11% Notes")	$–	$–	$228,250
10% First Mortgage Notes due 2009 ("10% Notes")	305,000	305,000	–
Revolving credit facility	–	–	61,638
CF&I acquisition term loan	–	–	14,536
Camrose revolving bank loan	–	–	220

	305,000	305,000	304,644
Less unamortized discount on 10% Notes	(3,168)	(3,572)	–
Less current maturities and short-term debt	–	–	(71,102)

Non-current maturity of long-term debt	$301,832	$301,428	$233,542

On July 15, 2002, the Company issued $305 million of 10% Notes at a discount of 98.772% and an interest rate of 10%. Interest is payable on January 15 and July 15 of each year. The proceeds of this issuance were used to redeem the Company's 11% Notes, (including interest accrued from June 16, 2002 until the redemption date of August 14, 2002), refinance its existing credit agreement, and for working capital and general corporate purposes. The 10% Notes are secured by a lien on substantially all of the property, plant and equipment and certain other assets of the Company (exclusive of CPC and OFP), excluding accounts receivable, inventory, and certain other assets. As of December 31, 2003, the Company had outstanding $305 million of principal amount under the 10% Notes. The Indenture under which the Notes were issued contains restrictions on new indebtedness and various types of disbursements, including dividends, based on the cumulative amount of the Company's net income, as defined. Under these restrictions, there was no amount available for cash dividends at December 31, 2003. New CF&I and CF&I (collectively "Guarantors") guarantee the obligations of the 10% Notes, and those guarantees are secured by a lien on substantially all of the property, plant and equipment and certain assets of the Company and the Guarantors, excluding accounts receivable, inventory, and certain other assets.

As of December 31, 2003, the Company maintained a Credit Agreement, which will expire on June 30, 2005. At December 31, 2003, $5.0 million was restricted under the Credit Agreement, $16.0 million was restricted under the outstanding letters of credit, and $43.8 million was available for use. Amounts under the Credit Agreement bear interest based on either (1) the prime rate plus a margin ranging from 0.25% to 1.00%, or (2) the adjusted LIBO rate plus a margin ranging from 2.50% to 3.25%. Unused commitment fees range from 0.25% to 0.50%. During the year, short-term borrowings ranged from zero to $17 million, at an interest rate of approximately 5%. As of December 31, 2003, there was no outstanding balance due under the Credit Agreement. Had there been an outstanding balance, the average interest rate for the Credit Agreement would have been 5.0%. The unused line fees were 0.75%. The margins and unused commitment fees will be subject to adjustment within the ranges discussed above based on a quarterly leverage ratio. The Credit Agreement contains various restrictive covenants including minimum consolidated tangible net worth amount, a minimum earnings before interest, taxes, depreciation and amortization ("EBITDA") amount, a minimum fixed charge coverage ratio, limitations on maximum annual capital and environmental expenditures, a borrowing availability limitation relating to inventory, limitations on stockholder dividends and limitations on incurring new or additional debt obligations other than as allowed by the Credit Agreement. The Company cannot pay cash dividends without prior approval from the lenders. At December 31, 2003, the Company was in compliance with the Credit Agreement covenants.

Camrose maintains a CDN $15 million revolving credit facility with a Canadian bank, the proceeds of which may be used for working capital and general business purposes of Camrose. The facility is collateralized by substantially all of the assets of Camrose, and borrowings under this facility are limited to an amount equal to the sum of the product of specified advance rates and Camrose's eligible trade accounts receivable and inventories. This facility expires in September 2005. As of December 31, 2003, the interest rate of this facility was 4.5%. Annual commitment fees are 0.25% of the unused portion of the credit line. At December 31, 2003, there was no outstanding balance due under the credit facility. At December 31, 2003, Camrose was in compliance with the revolving credit facility covenants.

As of December 31, 2003, principal payments on debt are due as follows (in thousands):

2004	–
2005-2008	–
2009	305,000

305,000

7. Goodwill and Intangible Assets

      Effective January 1, 2002, the Company adopted SFAS No.142, "Goodwill and Other Intangible Assets." As part of this adoption, the Company ceased amortizing all goodwill and assessed goodwill for possible impairment. As an initial step, the Company tested goodwill impairment within its two business units—the Oregon Steel Division and the RMSM Division. These two business units qualify as reporting units in that they are one level below the Company's single reportable segment (as defined in SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information"). The aggregation of these reporting units, under SFAS No. 131, is appropriate given that both business units operate in a single reportable segment, the steel industry.

As required under the transitional accounting provisions of SFAS No. 142, the Company completed the steps required to identify and measure goodwill impairment at each reporting unit. The reporting units were measured for impairment by comparing implied fair value of the reporting units' goodwill with the carrying amount of the goodwill. As a result, the entire goodwill at the RMSM Division was written off in the amount of $31.9 million, and a net charge of $18.0 million (after tax and minority interest) was recognized as a cumulative effect of a change in accounting principle during the first quarter of 2002. Historical earnings and applying an earnings multiple resulted in the identification of an impairment that was recognized at the reporting units. The implementation of SFAS No. 142 required the use of judgements, estimates and assumptions in the determination of fair value and impairment amounts related to the required testing. Prior to adoption of SFAS No. 142, the Company had historically evaluated goodwill for impairment by comparing the entity level unamortized balance of goodwill to projected undiscounted cash flows, which did not result in an indicated impairment.

Additionally, pursuant to SFAS No. 142, the Company completed its reassessment of finite and indefinite intangible asset lives, which consists of proprietary technology and water rights at the RMSM Division. Based on this reassessment, no adjustment was needed on the proprietary technology or the water rights. The Company does not have any other acquired intangible assets, whether finite or indefinite lived assets.

Listed below are details of the goodwill and intangibles of the Company, including a schedule of what adjusted earnings per share would have been if amortization had not taken place for the year ended December 31, 2001.

The following adjusts reported net loss and loss per share to exclude goodwill amortization for the year ended December 31,2001:

2001
(in thousands)
Goodwill amortization	$(1,036)

Net loss	(5,928)
Add back: Goodwill amortization, net of tax, net of minority interest	582

Adjusted net loss	$(5,346)

Basic loss per share	$(0.22)
Add back: Goodwill amortization, net of tax, net of minority interest	$0.02

Adjusted basic income (loss) per share	$(0.20)

Diluted income (loss) per share	$(0.22)
Add back: Goodwill amortization, net of tax, net of minority interest	$0.02

Adjusted diluted income (loss) per share	$(0.20)

The carrying amount of intangible assets and the associated amortization expenses are as follows:

	As of December 31, 2003
	Gross Carrying Amount	Accumulated Amortization
	(In thousands)
Amortized Intangible Assets:
Proprietary technology(1)	$1,653	$(808)
Water rights(2)	$11,523	$(565)
Aggregate Amortization Expense:	2003	2002
For the year ended	$116	$122
Estimated Amortization Expense:
For the year ended 12/31/04	$110
For the year ended 12/31/05	$110
For the year ended 12/31/06	$110
For the year ended 12/31/07	$110

(1)
Weighted average amortization period is 16 years.

(2)
In accordance with SFAS 142, the Company ceased amortization in 2001

8. Fair Values of Financial Instruments

      The estimated fair values of the Company's financial instruments were as follows as of December 31:

	2003		2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Cash and cash equivalents	$5,770	$5,770	$28,008	$28,008	$12,278	$12,278
Short-term debt	–	–	–	–	61,638	61,959
Long-term debt, including current portion	301,832	287,129	301,428	284,023	243,006	233,834

The carrying amounts of cash or cash equivalents approximate fair value due to their nature. The fair value of short-term debt and long-term debt, including current portion, is estimated based on quoted market prices or by discounting future cash flows based on the Company's incremental borrowing rate for similar types of borrowing arrangements.

On limited occasions, the Company uses foreign currency forward exchange contracts to reduce its exposure to fluctuations in foreign currency exchange rates. Such contracts are typically short-term in duration and relate to specific transactions. At December 31, 2003, the Company had no open forward exchange contracts. During 2003, 2002, and 2001, the use of such contracts has been minimal.

9. Income Taxes

        The geographical components of income (loss) before income taxes are summarized below:

	2003	2002	2001
	(In thousands)
U.S.	$(131,495)	$19,162	$(10,089)
Non-U.S., principally Canada	(1,071)	2,441	2,002

Total income (loss) before taxes	$(132,566)	$21,603	$(8,087)

The income tax benefit (expense) consisted of the following:

	2003	2002	2001
	(In thousands)
Current:
Federal	$(115)	$5,349	$1,851
State	31	(151)	(235)
Foreign	(1,559)	(659)	(169)

	(1,643)	4,539	1,447

Deferred:
Federal	11,710	(10,816)	(3,332)
State	(4,471)	(2,891)	4,742
Foreign	1,021	(76)	(698)

	8,260	(13,783)	712

Income tax benefit (expense)	$6,617	$(9,244)	$2,159

A reconciliation of the statutory benefit (tax) rate to the effective benefit (tax) rate on income before income taxes is as follows:

	2003	2002	2001
U.S. statutory income benefit (tax) rate	35.0%	(35.0)%	35.0%
State taxes, net	(2.2)	(9.2)	5.2
Fines and penalties	(0.0)	(0.1)	(9.4)
Permanent differences	(0.0)	(0.6)	3.0
Tax impact of foreign operations	0.2	4.1	(7.1)
Change in valuation allowance—federal	(28.6)	–	–
Other	0.6	(2.0)	–

	5.0%	(42.8)%	26.7%

The current and noncurrent components of the net deferred tax assets and liabilities were as follows as of December 31:

	2003	2002	2001
	(In thousands)
Net current deferred tax asset:
Assets
Inventories	$2,073	$2,178	$2,423
Accrued expenses	15,617	5,119	3,332
Net operating loss carryforward	120	284	12,073
Other	1,710	1,662	1,351

	19,520	9,243	19,179
Liabilities
Other	(25)	1,134	1,181

Net current deferred tax asset	$19,545	$8,109	$17,998

Net noncurrent deferred income tax liability:
Assets
Postretirement benefits other than pensions	$3,196	$2,984	$2,869
State tax credits	6,359	5,824	5,997
Alternative minimum tax credit	13,485	13,494	18,131
Environmental liability	13,144	13,342	11,960
Net operating loss carryforward	105,409	75,730	68,669
Pension mimimum liability adjustment	7,204	7,579	3,544
Other	15,671	9,686	9,855

	164,468	128,639	121,025
Valuation allowance	(53,427)	(5,162)	(3,424)

	111,041	123,477	117,601

Liabilities
Property, plant and equipment	128,835	138,826	135,324
Cost in excess of net assets acquired	–	–	9,309
Other	2,648	1,546	2,070

	131,483	140,372	146,703

Net noncurrent deferred income tax liability	$20,442	$16,895	$29,102

At December 31, 2003, the Company has state tax credits of $6.4 million expiring 2006 through 2015, which are available to reduce future income taxes payable.

At December 31, 2003, the Company has $267.7 million in federal net operating loss carryforwards expiring in 2012 through 2023. In addition, the Company has $266.9 million in state net operating loss carryforwards expiring in 2004 through 2023.

The Company maintained a valuation allowance of $53.4 million, $5.2 million and $3.4 million at December 31, 2003, 2002, and 2001, respectively, for federal and state net operating loss carryforwards, alternative minimum tax credits and state tax credit carryforwards. The valuation allowance increased by $48.2 million from 2002 to 2003, and increased by $1.8 million from 2001 to 2002. SFAS No. 109, "Accounting of Income Taxes," requires that tax benefits for federal and state net operating loss carryforwards, alternative minimum tax credits and state tax credit carryforwards be recorded as an asset to the extent that management assesses the utilization of such assets to be "more likely than not;" otherwise, a valuation allowance is required to be recorded. Based on this guidance, the Company has recorded a valuation allowance in 2003 due to uncertainties regarding the realization of these deferred tax assets. The Company will continue to reevaluate the need for a valuation allowance in the future. Changes in estimated future taxable income and other underlying factors may lead to adjustments to the valuation allowance in the future.

The Company has indefinitely reinvested approximately $3.2 million of the cumulative undistributed earnings of its foreign subsidiary. Such earnings would be subject to U.S. taxation if repatriated to the U.S. The amount of unrecognized deferred tax liability associated with the undistributed earnings is not expected to be material.

During the year ended December 31, 2003, 2002, and 2001, the Company's tax benefits related to the exercise of employee stock options were immaterial to the Company's Consolidated Financial Statements.

10. Net Income (Loss) Per Share

Basic and diluted net income (loss) per share was as follows:

	2003	2002	2001
	(In thousands, except per share amounts)
Weighted average number of common shares outstanding	26,392	25,790	25,780
Shares of common stock to be issued March 2003	–	598	598

Basic weighted average shares outstanding	26,392	26,388	26,378
Dilutive effect of:
Employee stock options	–	233	–

Weighted average number of common shares outstanding:
Assuming dilution	26,392	26,621	26,378

Net income (loss) before cumulative effect of change in accounting principle	$(125,949)	$12,359	$(5,928)
Cumulative effect of change in accounting principle, net of tax, net of minority interest	–	(17,967)	–

Net loss	$(125,949)	$(5,608)	$(5,928)

Basic income (loss) per share:
Before cumulative effect of change in accounting principle	$(4.77)	$0.47	$(0.22)
Cumulative effect of change in accounting principle	–	(0.68)	–

Basic loss per share	$(4.77)	$(0.21)	$(0.22)

Diluted income (loss) per share:
Before cumulative effect of change in accounting principle	$(4.77)	$0.46	$(0.22)
Cumulative effect of change in accounting principle	–	(0.67)	–

Diluted loss per share	$(4.77)	$(0.21)	$(0.22)

Weighted average common shares outstanding, assuming dilution, includes the incremental shares that would be issued upon the assumed exercise of stock options for the period they were outstanding. For the years of 2003, 2002 and 2001, approximately 595,200, 32,000 and 190,284 shares, respectively, were excluded from the diluted earnings per share calculation, as to include them would have been antidilutive.

11. Employee Benefit Plans

The Company has noncontributory defined benefit retirement plans covering all of its eligible domestic employees. The plans provide benefits based on a participant's years of service and compensation. The Company funds at least the minimum annual contribution required by ERISA. The Company also has noncontributory defined benefit retirement plans covering all of its eligible Camrose employees. The plans provide benefits based on participants' years of service and compensation.

The table below sets forth the funded status of the plans and the amounts recognized in the Company's consolidated balance sheets at December 31. All plans have accumulated benefit obligations in excess of plan assets:

	United States (U.S.) Plans			Canadian Plans
	2003	2002	2001	2003	2002	2001
	(In thousands)			(In thousands)
Change in benefit obligation:
Projected benefit obligation at January 1	$83,971	$76,702	$64,999	$14,258	$14,787	$11,678
Service cost	4,393	3,646	3,030	458	399	313
Interest cost	5,551	5,253	4,765	1,075	925	859
Plan amendments	–	–	–	218	–	273
Benefits paid	(3,677)	(3,135)	(3,074)	(672)	(513)	(648)
Actuarial loss (gain)	9,018	1,505	6,982	454	(1,069)	3,083
Foreign currency exchange rate change	–	–	–	3,240	(271)	(771)

Projected benefit obligation at December 31	99,256	83,971	76,702	19,031	14,258	14,787

Change in plan assets:
Fair value of plan assets at January 1	59,386	56,846	62,085	10,846	12,043	14,102
Actual gain (loss) on plan assets	14,819	(4,837)	(3,365)	1,508	(867)	(1,315)
Company contribution	–	10,512	1,200	753	395	395
Benefits paid	(3,677)	(3,135)	(3,074)	(672)	(513)	(648)
Foreign currency exchange rate change	–	–	–	2,506	(212)	(491)

Fair value of plan assets at December 31	70,528	59,386	56,846	14,941	10,846	12,043

Projected benefit obligation in excess of plan assets	(28,728)	(24,585)	(19,856)	(4,090)	(3,412)	(2,744)
Unrecognized prior service cost	–	26	146	780	474	513
Unrecognized net gain	19,797	21,797	11,090	6,001	5,256	4,874

Net amount recognized	(8,931)	(2,762)	(8,620)	2,691	2,318	2,643
Minimum liability	(16,084)	(17,987)	(7,435)	(2,566)	(1,983)	(2,038)

Total pension liability recognized in consolidated balance sheet	$(25,015)	$(20,749)	$(16,055)	$125	$335	$605

	United States (U.S.) Plans			Canadian Plans
	2003	2002	2001	2003	2002	2001
	(In thousands)			(In thousands)
Components of net periodic benefit cost:
Service cost	4,393	3,646	3,030	458	399	313
Interest cost	5,551	5,253	4,765	1,075	925	859
Expected return on plan assets	(5,079)	(4,713)	(5,152)	(1,012)	(1,010)	(1,144)
Recognized gains / losses	1,278	348	–	316	234	(13)
Recognized prior service cost	26	120	120	33	30	30
Amortization of transition obligation	–	–	73	–	–	–

Net periodic pension cost	$6,169	$4,654	$2,836	$870	$578	$45

For the U.S. plans, the accumulated benefit obligation as of December 31, 2003 and 2002 was $95.5 million and $80.1 million, respectively. The minimum employer contribution for 2003, due in 2004 is $31,000. The Company believes $31,000 will also be its 2004 contribution.

For the Canadian plans, the accumulated benefit obligation as of December 31, 2003 and 2002 was $17.2 million and $12.3 million, respectively. The expected employer contribution for 2004 is $440,000.

For the U.S. plans, assets are invested to maximize returns and minimize the risk to the participants in the plans. This strategy also involves monitoring investment portfolios to ensure appropriate diversification of assets and performance. The Company has established targeted asset allocations for the portfolios. These targets do not represent strict requirements, but are intended as general guidelines. The plans do not invest in securities of the Company. The targeted allocation percentages for 2003 were: 48% U.S. equity, 12% non-U.S. equity, 18% fixed income securities, 10% real estate, and 12% absolute return strategies. Plan assets are invested as follows as of December 31 (U.S. pension plans' measurement date):

	2003	2002
	(In thousands)
Information about U.S. plan assets
Cash	0.0%	2.0%
Corporate stocks	0.0%	9.6%
Fixed income securities	17.5%	19.2%
Real estate funds	9.0%	9.7%
Mutual funds—domestic equities	46.7%	33.1%
Mutual funds—international equities	15.5%	13.1%
Absolute return strategy funds	11.3%	13.3%

Total plan assets	100.0%	100.0%

Improved financial market conditions resulted in improved investment returns in the pension plans for the year 2003. Pension assets continued to be lower than actuarial liabilities, with a net reduction in additional minimum liability of $1.9 million for the U.S. plans. For the Canadian plans, the minimum liability increased by $0.6 million as a result of unfavorable foreign exchange rate fluctuations. The total additional liability is tax-affected when recorded to retained earnings and shown as a component of accumulated other comprehensive income.

The following table sets forth the significant actuarial assumptions for the United States and Canadian pension plans:

	Net Benefit Obligation			Net Benefit Cost
	2003	2002	2001	2003	2002	2001
Discount rate
U.S. plans	6.0%	6.8%	7.0%	6.8%	7.0%	7.5%
Canadian plan	6.5%	6.3%	6.3%	N/A	N/A	N/A
Rate of increase in future compensation levels:
U.S. plans	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Canadian plan	4.5%	4.5%	4.5%	N/A	N/A	N/A
Expected long-term rate of return on plan assets	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%

The expected long-term rate of return on pension plan assets represents the weighted average asset return for each forecasted asset class return over several market cycles.

Postretirement Health Care and Life Insurance Benefits

The Company provides certain health care and life insurance benefits for substantially all of its retired employees. Employees are generally eligible for benefits upon retirement after completion of a specified number of years of service. The benefit plans are unfunded.

The following table sets forth the unfunded status and the amounts recognized at December 31:

	2003	2002	2001
	(In thousands)
Change in benefit obligation:
Accumulated postretirement benefit obligation at January 1	$25,728	$22,542	$22,672
Service cost	557	478	518
Interest cost	1,723	1,512	1,629
Benefits paid	(1,310)	(1,172)	(1,339)
Plan amendment	–	–	(1,913)
Actuarial loss	951	2,434	1,423
Foreign currency exchange rate change	887	(66)	(448)

Accumulated postretirement benefit obligation at December 31	28,536	25,728	22,542

Accumulated benefit obligation in excess of plan assets	(28,536)	(25,728)	(22,542)
Unrecognized transition obligation	1,400	1,596	1,792
Unrecognized prior service cost	411	486	561
Unrecognized net loss	5,718	4,910	2,341

Postretirement liability recognized in consolidated balance sheet	$(21,007)	$(18,736)	$(17,848)

Components of net periodic benefit cost:
Service cost	557	478	518
Interest cost	1,723	1,512	1,629
Recognized gains / losses	45	91	34
Recognized prior service cost	75	75	75
Amortization of transition obligation	196	196	408

Net periodic pension cost	$2,596	$2,352	$2,664

The 2003 changes in Medicare regulations do not apply to the Company's postretirement medical benefits because the plan provides only a fixed benefit to retirees.

The discount rate used for the U.S. plans in determining the accumulated postretirement benefit obligation was 6.0%, 6.8% and 7.0% for 2003, 2002 and 2001, respectively. The Canadian plan used a discount rate of 6.5% for 2003, and 6.3% for 2002 and 2001.

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation for the U.S. and Canadian plans were 9.5% and 9.0%, respectively, for 2003 and assumed to gradually decline to 4.0% for the U.S. plan and 4.5% by 2009 for the Canadian plan. In subsequent years, the health care trend rates for both countries are assumed to remain constant at

4.0% for the U.S. plan and 4.5% for the Canadian plan. A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

	1 percentage point change
	Increase	Decrease
	(In thousands)
Accumulated postretirement benefit obligation	$1,190	$(994)
Service and interest costs	86	(71)

Other Employee Benefit Plans

The Company has an unfunded supplemental retirement plan designed to maintain benefits for eligible non-union domestic employees at the plan formula level. The amount expensed for this plan in 2003, 2002 and 2001 was $214,000, $254,000 and $299,000, respectively. The Company has a similar plan for Canadian employees, and the amount expensed for this plan in 2003, 2002 and 2001 was $57,000, $148,000, and $241,000, respectively. At December 31, 2003, 2002, and 2001, the accumulated benefit obligation for the supplemental retirement plan was $2,333,000, $2,003,000, and $1,884,000, respectively.

The Company has an Employee Stock Ownership Plan ("ESOP") noncontributory qualified stock bonus plan for eligible domestic employees. Contributions to the plan are made at the discretion of the Board of Directors and are in the form of newly issued shares of the Company's common stock. Shares are allocated to eligible employees' accounts based on annual compensation. At December 31, 2003, the ESOP held 545,193 shares of Company common stock.

The Company has profit participation plans under which it distributes quarterly to eligible employees 12% to 20% depending on operating unit, of its pretax income after adjustments for certain non-operating items. Each eligible employee receives a share of the distribution based upon the employee's base compensation in relation to the total base compensation of all eligible employees of the operating unit. The Company may modify, amend or terminate the plans, at any time, subject to the terms of various labor agreements.

The Company has qualified Thrift (401(k)) plans for eligible domestic employees under which the Company matches 25% of the first 4% or 6%, depending on location, of the participants' deferred compensation. The Company's contribution expense in 2003, 2002 and 2001 was $0.6 million, $0.8 million and $1.2 million, respectively.

12. Major Customers

Sales to a single customer, related to a significant pipeline contract, were $166.7 million in 2002.

13. Operating Lease Commitments

At December 31, 2003, the future minimum lease payments under operating leases, primarily for real property, machinery and equipment, are as follows (in thousands):

2004	$4,830
2005	$4,734
2006	$4,608
2007	$4,537
2008	$4,506
Beyond	$23,261

14. Related Party Transactions

Stelco, Inc.

Camrose purchases steel coil and plate under a steel supply agreement with Stelco, Inc. ("Stelco"), a 40% owner of Camrose. Transactions under the agreement are at negotiated market prices. The following table summarizes the transactions between Camrose and Stelco:

	2003	2002	2001
	(In thousands)
Sales to Stelco	$698	$222	$193
Purchases from Stelco	21,389	12,006	23,486
Accounts receivable from Stelco at December 31	–	–	155
Accounts payable to Stelco at December 31	3,982	2,722	227

Under the acquisition agreement for Camrose, either the Company or Stelco may initiate a buy-sell procedure pursuant to which the initiating party establishes a price for Camrose and the other party must either sell its interest at that price or purchase the initiating party's interest at that price.

15. Joint Venture

In June 1999, a wholly-owned subsidiary of the Company and Feralloy Oregon Corporation ("Feralloy") formed Oregon Feralloy Partners (the "Joint Venture") to construct a temper mill and a cut-to-length ("CTL") facility ("Facility") with an annual stated capacity of 300,000 tons to process CTL plate from steel coil produced at the Company's plate mill in Portland, Oregon. The Facility commenced operations in May 2001. The Company has a 60% profit/loss interest and Feralloy, the managing partner, has a 40% profit/loss interest in the Joint Venture. Each partner holds 50% voting rights as owners of the Joint Venture. The Company is not required to, nor does it currently anticipate it will, make other contributions of capital to fund operations of the Joint Venture. However, the Company is obligated to supply a quantity of steel coil for processing through the Facility of not less than 15,000 tons per month. In the event that the three-month rolling average of steel coil actually supplied for processing is less than 15,000 tons and the Joint Venture operates at less than breakeven (as defined in the Joint Venture Agreement), then the Company is required to make a payment to the Joint Venture at the end of the three month period equal to the shortfall. As of December 31, 2003, total assets and total liabilities of the Joint Venture were $15.7 million and $10.1 million, respectively. The Company's investment in the Joint Venture is $3.4 million as of

December 31, 2003. The investment in this non-controlled majority-owned affiliate is accounted for by the equity method.

16. Contingencies

Environmental

All material environmental remediation liabilities for non-capital expenditures, which are probable and estimable, are recorded in the financial statements based on current technologies and current environmental standards at the time of evaluation. Adjustments are made when additional information is available that suggests different remediation methods or periods may be required and affect the total cost. The best estimate of the probable cost within a range is recorded; however, if there is no best estimate, the low end of the range is recorded and the range is disclosed.

Oregon Steel Division

In May 2000, the Company entered into a Voluntary Clean-up Agreement with the Oregon Department of Environmental Quality ("DEQ") committing the Company to conduct an investigation of whether, and to what extent, past or present operations at the Company's Portland Mill may have affected sediment quality in the Willamette River. Based on preliminary findings, the Company is conducting a full remedial investigation ("RI"), including areas of investigation throughout the Portland Mill, and has committed to implement source control if required. The Company's best estimate for costs of the RI study will approximate $985,000 over the next two years. Based on a best estimate, the Company has accrued a liability of $985,000 as of December 31, 2003. The Company has also recorded a $985,000 receivable for insurance proceeds that are expected to cover these RI costs because the Company's insurer is defending this matter, subject to a standard reservation of rights, and is paying these RI costs as incurred. Based upon the results of the RI, the DEQ may require the Company to incur costs associated with additional phases of investigation, remedial action or implementation of source controls, which could have a material adverse effect on the Company's results of operations because it may cause costs to exceed available insurance or because insurance may not cover those particular costs. The Company is unable at this time to determine if the likelihood of an unfavorable outcome or loss is either probable or remote, or to estimate a dollar amount range for a potential loss.

In a related matter, in December 2000, the Company received a general notice letter from the U.S. Environmental Protection Agency ("EPA"), identifying it, along with 68 other entities, as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to contamination in a portion of the Willamette River that has been designated as the "Portland Harbor Superfund Site." The letter advised the Company that it may be liable for costs of remedial investigation and remedial action at the Portland Harbor Superfund Site (which liability, under CERCLA, is joint and several with other PRPs) as well as for natural resource damages that may be associated with any releases of contaminants (principally at the Portland Mill site) for which the Company has liability. At this time, nine private and public entities have signed an Administrative Order of Consent ("AOC") to perform a remedial investigation/feasibility study ("RI/FS") of the Portland Harbor Superfund Site under EPA oversight. The RI/FS is expected to take three to five years to complete. The Company is a member of the

Lower Willamette Group, which is funding that investigation, and it signed a Coordination and Cooperation Agreement with the EPA that binds it to all terms of the AOC. The Company's cost associated with the RI/FS as of December 31, 2003 is approximately $441,000, all of which has been covered by the Company's insurer. As a best estimate of the RI/FS costs for years after 2003, the Company has accrued a liability of $740,000 as of December 31, 2003. The Company has also recorded a $740,000 receivable for insurance proceeds that are expected to cover these RI/FS costs because the Company's insurer is defending this matter, subject to a standard reservation of rights, and is paying these RI/FS costs as incurred. Although the EPA has not yet defined the boundaries of the Portland Harbor Superfund Site, the AOC requires the RI/FS to focus on an "initial study area" that does not now include the portion of the Willamette River adjacent to the Portland Mill. The study area, however, may be expanded. At the conclusion of the RI/FS, the EPA will issue a Record of Decision setting forth any remedial action that it requires to be implemented by identified PRPs. In June 2003, the Company signed a Funding and Participating Agreement whereby it, with nine other industrial and municipal parties, agreed to fund a joint effort with federal, state and tribal trustees to study potential natural resource damages in the Portland Harbor. The Company estimates its financial commitment in connection with this agreement to be approximately $590,000 for years after 2003. Based on this estimate, the Company has accrued a liability of $590,000 as of December 31, 2003. The Company has also recorded a $590,000 receivable for insurance proceeds that are expected to cover these RI/FS costs because the Company's insurer is defending this matter, subject to a standard reservation of rights, and is paying these costs as incurred. This effort is expected to last until 2006. A determination that the Company is a PRP could cause the Company to incur costs associated with remedial action, natural resource damage and natural resource restoration, the costs of which may exceed available insurance or which may not be covered by insurance, which therefore could have a material adverse effect on the Company's results of operations. The Company is unable to estimate a dollar amount range for any related remedial action that may be implemented by the EPA, or natural resource damages and restoration that may be sought by federal, state and tribal natural resource trustees.

On April 18, 2001, the United Steelworkers of America (the "Union"), along with two other groups, filed suit against the Company under the citizen suit provisions of the Clean Air Act ("CAA") in U.S. District Court in Portland, Oregon. The suit alleged that the Company has violated various air emission limits and conditions of its operating permits at the Portland Mill approximately 100 times since 1995. The suit sought injunctive relief and unspecified civil penalties. The parties reached a settlement in April 2003. A Consent Decree has been finalized and approved by the EPA. The U.S. District Court signed and entered the Consent Decree on October 7, 2003. The Consent Decree financial provisions were not material to the operations of the Company.

RMSM Division

In connection with the acquisition of the steelmaking and finishing facilities located at Pueblo, Colorado ("Pueblo Mill"), CF&I accrued a liability of $36.7 million for environmental remediation related to the prior owner's operations. CF&I believed this amount was the best estimate of costs from a range of $23.1 million to $43.6 million. CF&I's estimate of this liability was based on two remediation investigations conducted by environmental engineering consultants, and included costs for the Resource Conservation and Recovery Act facility investigation, a corrective measures study, remedial action, and operation and maintenance associated with the proposed remedial actions. In

October 1995, CF&I and the CDPHE finalized a postclosure permit for hazardous waste units at the Pueblo Mill. As part of the postclosure permit requirements, CF&I must conduct a corrective action program for the 82 solid waste management units at the facility and continue to address projects on a prioritized corrective action schedule which substantially reflects a straight-line rate of expenditure over 30 years. The State of Colorado mandated that the schedule for corrective action could be accelerated if new data indicated a greater threat existed to the environment than was presently believed to exist. At December 31, 2003, the accrued liability was $28.8 million, of which $24.9 million was classified as non-current on the consolidated balance sheet.

The CDPHE inspected the Pueblo Mill in 1999 for possible environmental violations, and in the fourth quarter of 1999 issued a Compliance Advisory indicating that air quality regulations had been violated, which was followed by the filing of a judicial enforcement action ("Action") in the second quarter of 2000. In March 2002, CF&I and CDPHE reached a settlement of the Action, which was approved by the court (the "State Consent Decree"). The State Consent Decree provided for CF&I to pay $300,000 in penalties, fund $1.5 million of community projects, and to pay approximately $400,000 for consulting services. CF&I is also required to make certain capital improvements expected to cost approximately $25 million, including converting to the new single New Source Performance Standards Subpart AAa ("NSPS AAa") compliant furnace discussed below. The State Consent Decree provides that the two existing furnaces will be permanently shut down approximately 16 months after the issuance of a Prevention of Significant Deterioration ("PSD") air permit. CF&I applied for the PSD permit in April 2002 and the draft permit was issued for public comment on October 2, 2003.

In May 2000, the EPA issued a final determination that one of the two electric arc furnaces at the Pueblo Mill was subject to federal NSPS AA. This determination was contrary to an earlier "grandfather" determination first made in 1996 by CDPHE. CF&I appealed the EPA determination in the federal Tenth Circuit Court of Appeals. The issue has been resolved by entry of a Consent Decree on November 26, 2003, and the Tenth Circuit dismissed the appeal on December 10, 2003. In that Consent Decree and overlapping with the commitments made to the CDPHE described above, CF&I committed to the conversion to the new NSPS AAa compliant furnace (demonstrating full compliance 21 months after permit approval and expected to cost, with all related emission control improvements, approximately $25 million), and to pay approximately $450,000 in penalties and fund certain supplemental environmental projects valued at approximately $1.1 million, including the installation of certain pollution control equipment at the Pueblo Mill. The above mentioned expenditures for supplemental environmental projects will be both capital and non-capital expenditures.

In response to the CDPHE settlement and the resolution of the EPA action, CF&I expensed $2.8 million in 2001 for possible fines and non-capital related expenditures. As of December 31, 2003, the accrued liability was approximately $600,000.

In December 2001, the State of Colorado issued a Title V air emission permit to CF&I under the CAA requiring that the furnace subject to the EPA action operate in compliance with NSPS AA standards. This permit was modified in April 2002 to incorporate the longer compliance schedule that is part of the settlement with the CDPHE and the EPA. In September 2002, the Company submitted a request for a further extension of certain Title V compliance deadlines, consistent with a joint petition by the State and the Company for an extension of the same deadlines in the State

Consent Decree. This modification gives CF&I adequate time (at least 15 1/2 months after CDPHE issues the PSD permit) to convert to a single NSPS AAa compliant furnace. Any decrease in steelmaking production during the furnace conversion period when both furnaces are expected to be shut down will be offset by increasing production prior to the conversion period by building up semi-finished steel inventory and to a much lessor degree, if necessary, purchasing semi-finished steel ("billets") for conversion into rod products at spot market prices. Pricing and availability of billets is subject to significant volatility.

In a related matter, in April 2000, the Union filed suit in U.S. District Court in Denver, Colorado, asserting that the Company and CF&I had violated the CAA at the Pueblo Mill for a period extending over five years. The Union sought declaratory judgement regarding the applicability of certain emission standards, injunctive relief, civil penalties and attorney's fees. On July 6, 2001, the presiding judge dismissed the suit. The 10th Circuit Court of Appeals on March 3, 2003 reversed the District Court's dismissal of the case and remanded the case for further hearing to the District Court. The parties to the above-referenced litigation have negotiated what purports to be an agreement to settle the labor dispute and all associated litigation, including that referenced above. See "Labor Matters" for a description of the settlement. If, for any reason, that settlement is not finalized, the Company does not believe the suit will have a material adverse effect on its results of operations; however, the result of litigation such as this is difficult to predict and an adverse outcome with significant penalties is possible.

Labor Matters

CF&I Labor Dispute and Resultant Litigation

The labor contract at CF&I expired on September 30, 1997. After a brief contract extension intended to help facilitate a possible agreement, on October 3, 1997, the Union initiated a strike at CF&I for approximately 1,000 bargaining unit employees. The parties, however, failed to reach final agreement on a new labor contract due to differences on economic issues. As a result of contingency planning, CF&I was able to avoid complete suspension of operations at the Pueblo Mill by utilizing a combination of new hires, striking employees who returned to work, contractors and salaried employees.

On December 30, 1997, the Union called off the strike and made an unconditional offer on behalf of its members to return to work. At the time of this offer, because CF&I had permanently replaced the striking employees, only a few vacancies existed at the Pueblo Mill. Since that time, vacancies have occurred and have been filled by formerly striking employees ("Unreinstated Employees"). As of December 31, 2003, approximately 819 Unreinstated Employees have either returned to work or have declined CF&I's offer of equivalent work. At December 31, 2003, approximately 131 Unreinstated Employees remain unreinstated.

On February 27, 1998, the Regional Director of the National Labor Relations Board ("NLRB") Denver office issued a complaint against CF&I, alleging violations of several provisions of the National Labor Relations Act ("NLRA"). On August 17, 1998, a hearing on these allegations commenced before an Administrative Law Judge ("Judge"). Testimony and other evidence were presented at various sessions in the latter part of 1998 and early 1999, concluding on February 25, 1999. On May 17, 2000, the Judge rendered a decision which, among other things, found CF&I liable for certain unfair labor practices and ordered as remedy the reinstatement of all 1,000 Unreinstated Employees, effective as of December 30, 1997, with back pay and benefits, plus interest, less interim earnings. Since January 1998, the Company has been returning unreinstated strikers to jobs, as positions became open. As noted above, there were approximately 131 Unreinstated Employees as of December 31, 2003. On August 2, 2000, CF&I filed an appeal with the NLRB in Washington, D.C. A separate hearing concluded in February 2000, with the judge for that hearing rendering a decision on August 7, 2000, that certain of the Union's actions undertaken since the beginning of the strike did constitute misconduct and violations of certain provisions of the NLRA. The Union has appealed this determination to the NLRB. In both cases, the non-prevailing party in the NLRB's decision will be entitled to appeal to the appropriate U.S. Circuit Court of Appeals. CF&I believes both the facts and the law fully support its position that the strike was economic in nature and that it was not obligated to displace the properly hired replacement employees.

In the event there is an adverse determination on these issues, Unreinstated Employees could be entitled to back pay, including benefits, plus interest, from the date of the Union's unconditional offer to return to work through the date of their reinstatement or a date deemed appropriate by the NLRB or an appellate court. The number of Unreinstated Employees entitled to back pay may be limited to the number of past and present replacement workers; however, the Union might assert that all Unreinstated Employees should be entitled to back pay. Back pay is generally determined by the quarterly earnings of those working less interim wages earned elsewhere by the Unreinstated Employees. In addition to other considerations, each Unreinstated Employee has a duty to take reasonable steps to mitigate the liability for back pay by seeking employment elsewhere that has comparable working conditions and compensation. Any estimate of the potential liability for back pay will depend significantly on the ability to assess the amount of interim wages earned by these employees since the beginning of the strike, as noted above. Due to the lack of accurate information on interim earnings for both reinstated and Unreinstated Employees and sentiment of the Union towards the Company, it is not currently possible to obtain the necessary data to calculate possible back pay. In addition, the NLRB's findings of misconduct by the Union may mitigate any back pay award with respect to any Unreinstated Employees proven to have taken part or participated in acts of misconduct during and after the strike.

CF&I Labor Dispute Settlement

On January 15, 2004 the Company announced a tentative agreement to settle the labor dispute between the Union and CF&I ("Settlement"). The Settlement is conditioned on, among other things, (1) its approval by shareholders of New CF&I, (2) ratification of a new collective bargaining agreement being executed between CF&I and the Union, (3) approval of the Settlement by the NLRB and the dismissal of cases pending before the NLRB related to the labor dispute and (4) various pending legal actions between the Company, New CF&I and CF&I and the Union being dismissed. The Settlement if approved will provide remedies for all outstanding unfair labor practices between CF&I and the Union and sets the stage for the ratification of a new five-year collective bargaining agreement. The Settlement includes the creation of a labor dispute settlement trust ("Trust") that will hold assets to be contributed by either the Company or CF&I. Assets of the Trust will include: (1) four million shares of the Company's common stock, (2) a cash contribution of $2,500 for each beneficiary of the trust, estimated to be in total $2.5 million, and (3) beginning on the effective date of the Settlement, a ten year profit participation obligation consisting of 25% of CF&I operating income, as defined, not to exceed $3 million per year for years one through five and $4 million per year for years six through ten. The beneficiaries of the Trust are those individuals who (1) as of October 3, 1997 were employees of CF&I and represented by the Union, (2) as of December 31, 1997 had not separated, as defined, from CF&I and (3) are entitled to an allocation as defined in the Trust. The Settlement, certain elements of which will be effected through the new five-year collective bargaining agreement, also includes: (1) early retirement with immediate enhanced pension benefit where CF&I will offer bargaining unit employees an early retirement opportunity based on seniority until a maximum of 200 employees have accepted the offer, the benefit will include immediate and unreduced pension benefits for all years of service (including the period of the labor dispute) and for each year of service prior to March 3, 1993 (including service with predecessor companies) an additional monthly pension of $10, (2) pension credit for the period of the labor dispute whereby CF&I employees who went on strike will be given pension credit for both eligibility and pension benefit determination purposes for the period beginning October 3, 1997 and ending on the latest of said employees actual return to work, termination of employment, retirement or death, (3) pension credit for service with predecessor companies whereby for retirements after January 1, 2004, effective January 2, 2006 for each year of service prior to March 3, 1978 (including service with predecessor companies), CF&I will provide an additional monthly benefit to employees of $12.50, and for retirements after January 1, 2006, effective January 2, 2008 for each year of service between March 3, 1978 and March 3, 1993 (including service with predecessor companies), CF&I will provide an additional monthly benefit of $12.50, and (4) individuals who are members of the bargaining units as of October 3, 1997 will be immediately eligible to apply for and receive qualified long-term disability ("LTD") benefits on a go forward basis, notwithstanding the date of the injury or illness, service requirements or any filing deadlines. The Settlement also includes the Company's agreement to nominate a director designated by the Union on its Board of Directors, and to a broad based neutrality clause for certain of the Company's facilities in the future.

CF&I Labor Dispute Settlement—Accounting

The Company has recorded a charge of $31.1 million in the fourth quarter of 2003 related to the Settlement, the final amount of which is dependant upon the price of the Company's common stock on the effective date of the Settlement. The charge consisted of (1) $23.2 million for the value of 4 million shares of the Company's common stock valued as of December 31, 2003, (2) the cash payment of $2.5 million noted above, and (3) $5.4 million accrual for the LTD benefits noted above. The Company will adjust the amount of the common stock charge, either up or down, for the change in the price of the common stock between December 31, 2003 and the effective date of the Settlement. The accrual for the LTD benefits may also change, as better claims information becomes available. As employees accept the early retirement benefits, the Company will record an additional charge totaling approximately $7.0 million related to these benefits. The enhancements to pension and post-retirement medical benefits for non-early retirees will be accounted for prospectively on the date at which plan amendments occur pursuant to the new five-year collective bargaining agreement in accordance with SFAS 87 and SFAS 106.

Purchase Commitments

Effective January 8, 1990, the Company entered into an agreement, which was subsequently amended on December 7, 1990 and again on April 3, 1991, to purchase a base amount of oxygen produced from a facility located at the Company's Portland Mill. The oxygen facility is owned and operated by an independent third party. The agreement expires in August 2011 and specifies that the Company will pay a base monthly charge that is adjusted annually based upon a percentage change in the Producer Price Index. The monthly base charge at December 31, 2003 was approximately $123,000. A similar contract to purchase oxygen for the Pueblo Mill was entered into on February 2, 1993 by CF&I, and was subsequently amended on August 4, 1994. The agreement specifies that CF&I will pay a base monthly charge that is adjusted annually based upon a percentage change in the Producer Price Index. The monthly base charge at December 31, 2003 was $118,000.

The Company has entered into an agreement, which expires in May 2005, for the purchase of electricity used at the Portland Mill from an independent third party. This commitment specifies that the Company will pay a minimum monthly charge that fluctuates seasonally and which averages $50,000 per month.

Contracts With Key Employees

The Company has agreements with certain officers, which provide for severance compensation in the event that their employment with the Company is terminated subsequent to a defined change in control of the Company.

Other Contingencies

The Company is party to various other claims, disputes, legal actions and other proceedings involving contracts, employment and various other matters. In the opinion of management, the outcome of these matters would not have a material adverse effect on the consolidated financial condition of the Company, its results of operations, and liquidity.

17. Asset Impairments

In May 2003, the Company shut down its Portland Mill melt shop. The determination to close the melt shop was based on 1) the Company's ability to obtain semi-finished slab through purchases from suppliers on the open market, and 2) high energy and raw material costs and the yield losses associated with the inefficient casting technology in use at the Portland Mill. The Company believes that future semi-finished slab purchases for the Portland Mill will meet the production needs of the Portland Mill finishing operation for the remainder of 2004 and into the foreseeable future. The Company intends to maintain the melt shop in operating condition.

In connection with the melt shop closure, the Company has determined the value of the related assets to be impaired. Accordingly, the Company recorded a pre-tax impairment charge to earnings of $27.0 million for the melt shop and other related assets in the quarter ended June 30, 2003. Of this impairment charge recognized, $18.3 million represented impairment of fixed assets and $8.4 million pertained to reduction of dedicated stores and operating supplies to net realizable value. Following the impairment charge, the carrying value of the fixed assets was approximately $1.4 million. The fair value of the impaired fixed assets was determined using the Company's estimate of market prices for similar assets.

As noted in Note 16 above, as part of the settlement with the CDPHE and the EPA, CF&I is required to install one new electric arc furnace, and thus the two existing furnaces with a combined melting and casting capacity of approximately 1.2 million tons through two continuous casters will be shut down. CF&I has determined that the new single furnace operation will not have the capacity to support a two caster operation and therefore CF&I has determined that one caster and other related assets have no future service potential. Accordingly, the Company recorded a pre-tax impairment charge to earnings of $9.1 million in the quarter ended June 30, 2003. Of the impairment charge recognized, $8.1 million represented impairment of fixed assets and $1.0 million pertained to reduction of related stores items to net realizable value. Because it is believed the caster has no salvage value, the carrying value of the fixed assets was zero after the effect of the impairment charge.

18. Capital Stock

Common Stock

In connection with the 1993 acquisition of the assets of CF&I, the Company issued 598,400 shares of its common stock on March 31, 2003 to specified creditors of CF&I Steel. At the date of acquisition, the stock was valued at $11.2 million using the Black-Scholes option pricing model.

Stockholder Rights Plan

The Company has issued preferred stock purchase rights ("Rights") to its common stockholders. The Rights generally become exercisable after a person or group announces a tender offer that would result in that person or group owning 15% or more of the Company's common stock. In that event, a holder will be entitled to buy from the Company a unit consisting of one one-thousandth of a share of participating preferred stock of the Company at a purchase price of $42. The Rights also become exercisable after a person or group acquires 15% or more of the Company's outstanding common stock. In that event, each Right, excluding those held by the acquirer, would become exercisable for preferred stock of the Company having a market value equal to twice the exercise price of the Right. Alternatively, if the Company is acquired in a merger or other business combination, each Right, excluding those held by the acquirer, would be exercisable for common stock of the acquirer having a market value equal to twice the exercise price of the Right. The Company may redeem the Rights prior to a change in control at a price of $.001 per Right. The Rights will expire December 22, 2009 if not exercised prior to that date.

Stock Options

The Company maintains a Non-Qualified Stock Option Plan ("Plan"), effective January 1, 2000. As of December 31, 2003, the Company has granted options to purchase 620,000 shares to certain senior management employees under the provisions of the Plan. The exercise price is the fair value per share on the date of grant. The term of each option is 10 years from grant date. One-half of the options granted vest immediately upon grant, and the remaining one-half vest ratably over a three-year period. At December 31, 2003, there were 380,000 shares reserved for future issuance under the Plan.

The Company also maintains a Non-Employee Director Stock Option Plan ("Director Plan"), effective April 26, 2002. As of December 31, 2003, the Company has granted options to purchase 44,000 shares of its common stock to individuals who are Non-Employee Directors under the provisions of the Director Plan at fair market value on the date of the grant. Options vest over one to three years, one-third of the options granted vest ratably over a three year period, and expire no later than ten years from the date of the grant. At December 31, 2003, there were 106,000 shares reserved for future issuance under the Director Plan.

A summary of option activity is as follows:

	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options Outstanding
Outstanding at beginning of period	628,900	$3.83	599,900	$3.64	188,500	$1.94
New Grants	12,000	$2.33	32,000	$7.25	431,500	$4.37
Exercised	(9,416)	$1.94	(3,000)	$1.94	(10,050)	$3.37
Terminated	(36,284)	$4.40	–	$–	(10,050)	$3.37

Outstanding at end of period	595,200	$3.79	628,900	$3.83	599,900	$3.64
Outstanding but not exercisable	(97,906)	$4.73	(181,193)	$4.26	(270,333)	$3.82

Exercisable at end of period	497,294	$3.61	447,707	$3.66	329,567	$3.48

The estimated fair value as of grant date of options granted in 2003, 2002 and 2001, using the Black-Scholes option pricing model, was as follows:

	2003	2002	2001
The weighted average fair value of options granted during the year per share	$1.65	$4.72	$2.97
Assumptions:
Annualized Dividend Yield	0%	0%	0%
Common Stock Price Volatility	73.8%	64.4%	66.1%
Risk-Free Rate of Return	3.5%	4.9%	4.7%
Expected option term (in years)	7	7	7

A summary of options outstanding at December 31, 2003, was as follows:

				Options Exercisable
	Options Outstanding
					Weighted Average Exercise Price
Range of Exercise Price	Number outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2003
$0.01 to $2.00	163,700	6.82	$1.94	163,700	$1.94
$2.01 to $4.00	220,100	7.79	$3.70	173,424	$3.78
$4.01 to $6.00	179,400	7.30	$4.99	149,506	$4.99
$6.01 to $7.25	32,000	8.32	$7.25	10,664	$7.25

	595,200			497,294

19. Sales of Subsidiary's Common Stock

In 1994, New CF&I sold a 10% equity interest to a subsidiary of Nippon Steel Corporation ("Nippon"). In connection with the sale, New CF&I and the Company entered into a stockholders' agreement with Nippon pursuant to which Nippon was granted a right to sell all, but not less than all, of its equity interest in New CF&I back to New CF&I at the then fair market value in certain circumstances. Those circumstances include, among other things, a change of control, as defined, in New CF&I, certain changes involving the composition of the board of directors of New CF&I, and the occurrence of certain other events that are within the control of New CF&I or the Company. The Company also agreed not to transfer voting control of New CF&I to a nonaffiliate except in those circumstances where Nippon is offered the opportunity to sell its interest in New CF&I to the transferee at the same per share price obtained by the Company. New CF&I retains a right of first refusal in the event that Nippon desires to transfer its interest in New CF&I to a nonaffiliate. During 1995, the Company sold a 3% equity interest in New CF&I to the Nissho Iwai Group under substantially the same terms and conditions of the Nippon transaction. The Company believes that it is not probable that the conditions that would permit a subsidiary stock redemption will occur.

20. Unusual and Nonrecurring Items

Settlement of Litigation

Operating income for 2001 includes $3.4 million in proceeds from a settlement of outstanding litigated claims with certain graphite electrode suppliers.

Proceeds from Insurance Company

Other income for 2001 includes $2.3 million received from the Company's life insurance provider due to its de-mutualization capital structure change into a public company.

OREGON STEEL MILLS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands except per share amounts)

	June 30, 2004	December 31, 2003
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$52,958	$5,770
Trade accounts receivable, less allowance for doubtful accounts of $4,497 and $3,665	93,013	80,190
Inventories	154,435	139,623
Deferred income taxes	7,741	19,545
Other	9,551	15,596

Total current assets	317,698	260,724

Property, plant and equipment:
Land and improvements	33,391	33,337
Buildings	59,207	54,144
Machinery and equipment	839,089	817,053
Construction in progress	13,149	13,654

	944,836	918,188
Accumulated depreciation	(462,647)	(440,607)

Net property, plant and equipment	482,189	477,581

Goodwill	520	520
Intangibles, net	11,662	11,803
Other assets	11,488	15,514

TOTAL ASSETS	$823,557	$766,142

LIABILITIES
Current liabilities:
Current portion of long-term debt	$2,000	$–
Accounts payable	77,880	73,006
Accrued expenses	59,282	60,991

Total current liabilities	139,162	133,997
Long-term debt	309,550	301,832
Deferred employee benefits	49,500	49,887
Labor dispute settlement	63,522	27,844
Environmental liability	27,271	28,317
Deferred income taxes	7,979	20,442
Other long-term liabilities	256	–

Total liabilities	597,240	562,319

Minority interests	17,199	16,571

Contingencies (Note 10)
STOCKHOLDERS' EQUITY
Preferred stock, par value $.01 per share; 1,000 shares authorized; none issued	–	–
Common stock, par value $.01 per share; 45,000 shares authorized, 26,656 and 26,398 shares issued and outstanding	266	264
Additional paid-in capital	228,747	227,703
Accumulated deficit	(4,794)	(26,339)
Accumulated other comprehensive loss:
Cumulative foreign currency translation adjustment	(4,198)	(3,473)
Minimum pension liability	(10,903)	(10,903)

Total stockholders' equity	209,118	187,252

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$823,557	$766,142

The accompanying notes are an integral part of the consolidated financial statements.

OREGON STEEL MILLS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Sales:
Product Sales	$269,936	$179,220	$511,746	$346,151
Freight	11,833	10,674	22,419	19,425

	281,769	189,894	534,165	365,576
Costs and expenses:
Cost of sales	212,772	190,006	427,372	359,607
Labor dispute settlement adjustment (Note 10)	31,868	–	38,868	–
Fixed and other asset impairment charges (Note 12)	–	36,113	–	36,113
Selling, general and administrative expenses	13,774	12,434	27,683	24,925
Gain on sale of assets	(30)	(213)	(293)	(274)
Incentive compensation	3,042	117	5,088	339

	261,426	238,457	498,718	420,710

Operating income (loss)	20,343	(48,563)	35,447	(55,134)
Other income (expense):
Interest expense, net	(8,461)	(8,352)	(17,029)	(16,561)
Minority interests	1,259	459	1,614	2,462
Other income	836	2,204	1,472	735

Income (loss) before income taxes	13,977	(54,252)	21,504	(68,498)
Income tax benefit	43	2,305	41	7,525

Net income (loss)	$14,020	$(51,947)	$21,545	$(60,973)

Basic income (loss) per share	$0.53	$(1.97)	$0.81	$(2.31)
Diluted income (loss) per share	$0.52	$(1.97)	$0.81	$(2.31)
Weighted average common shares and common share equivalents outstanding:
Basic	26,583	26,388	26,535	26,388
Diluted	26,848	26,388	26,704	26,388

The accompanying notes are an integral part of the consolidated financial statements.

OREGON STEEL MILLS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2004	2003
Cash flows from operating activities:
Net income (loss)	$21,545	$(60,973)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	19,499	21,691
Labor dispute settlement adjustment (Note 10)	35,720	–
Fixed and other asset impairment charges (Note 12)	–	36,113
Deferred income taxes, net	(546)	(7,442)
Gain on sale of assets	(293)	(274)
Minority interests	(1,614)	(2,462)
Changes in current assets and liabilities:
Trade accounts receivable	(12,823)	23,250
Inventories	(14,812)	3,414
Operating liabilities	921	(12,390)
Other, net	8,411	1,121

Net cash provided by operating activities	56,008	2,048

Cash flows from investing activities:
Additions to property, plant and equipment	(9,461)	(11,618)
Proceeds from disposal of property and equipment	115	582
Other, net	(30)	(479)

Net cash used by investing activities	(9,376)	(11,515)

Cash flows from financing activities:
Proceeds from bank debt	186,097	–
Payments on bank and long term debt	(186,097)	–
Minority share of subsidiary's distribution	–	(1,436)
Issuance of common stock	934	–

Net cash provided (used) by financing activities	934	(1,436)

Effects of foreign currency exchange rate	(378)	2,619

Net increase (decrease) in cash and cash equivalents	47,188	(8,284)
Cash and cash equivalents at the beginning of period	5,770	33,050

Cash and cash equivalents at the end of period	$52,958	$24,766

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$15,275	$15,642
Income taxes	$778	$217
Non-cash activities:
See Note 11 for a description of the non-cash consolidation of Oregon Feralloy Partners

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

(Unaudited)

1. Basis of Presentation

The consolidated financial statements include the accounts of Oregon Steel Mills, Inc. and its subsidiaries ("Company"), which include wholly owned Camrose Pipe Corporation ("CPC"), which does business as Columbia Structural Tubing and which, through ownership in another corporation, holds a 60 percent interest in Camrose Pipe Company ("Camrose"); a 60 percent interest in Oregon Feralloy Partners ("OFP"); and 87 percent owned New CF&I, Inc. ("New CF&I") which owns a 95.2 percent interest in CF&I Steel, L.P. ("CF&I"). The Company also directly owns an additional 4.3 percent interest in CF&I. In January 1998, CF&I assumed the trade name Rocky Mountain Steel Mills ("RMSM"). New CF&I owns a 100 percent interest in the Colorado and Wyoming Railway Company, which is a short-line railroad servicing RMSM. All significant inter-company balances and transactions have been eliminated.

The unaudited financial statements include all adjustments, consisting of normal recurring accruals and other charges as described in Note 10, "Contingencies—Labor Matters—CF&I Labor Dispute Settlement—Accounting" and in Note 12, "Asset Impairments", which, in the opinion of management, are necessary for a fair presentation of the interim periods. Results for an interim period are not necessarily indicative of results for a full year. Reference should be made to the Company's 2003 Annual Report on Form 10-K for additional disclosures including a summary of significant accounting policies.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," ("FIN 46R") which requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46R also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46R applied immediately to variable interest entities created after January 31, 2003 and to existing variable interest entities in the periods ending after March 15, 2004. The Company adopted FIN 46R on January 1, 2004. The financial statement impact was to increase current assets by $1.7 million, increase net property, plant and equipment by $15 million, decrease other assets by $3.5 million, increase current liabilities by $3.4 million, increase long-term debt by $7.5 million (consisting of bank debt) and increase minority interest by $2.3 million. See Note 11, "Joint Venture and Adoption of FIN 46R—Consolidation of Variable Interest Entities" for additional disclosures.

In December 2003, the FASB issued SFAS No. 132 (revised), "Employer's Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. SFAS No. 132 (revised) retains and revises the disclosure requirement contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. SFAS No. 132 (revised) generally is effective for fiscal years ending after December 15, 2003. The Company discloses the requirements of SFAS No. 132 (revised) in Note 8, "Employee Benefit Plans."

Reclassifications

Certain reclassifications have been made to the prior periods to conform to the current year presentation. Such reclassifications do not affect results of operations as previously reported.

2. Stock-Based Compensation

The Company has two stock-based compensation plans to make awards of options to officers, key employees and non-employee directors. The Company accounts for its plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. No stock-based compensation cost is reflected in net income from these plans, as all options granted under these plans had exercise prices equal to the market value of the underlying common stock at the date of grant. Options have a term of ten years and generally vest over one to three years from the date of the grant.

The following tables illustrate the effect on net income and earnings per share as if the Black-Scholes fair value method described in SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, had been applied to the Company's stock option plans.

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
	(In thousands, except per share amounts)
Net income (loss), as reported	$14,020	$(51,947)	$21,545	$(60,973)
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects.	(281)	(70)	(311)	(125)

Pro forma net income (loss)	$13,739	$(52,017)	$21,234	$(61,098)

Income (loss) per share:
Basic—as reported	$.53	$(1.97)	$.81	$(2.31)
Basic—pro forma	$.52	$(1.97)	$.80	$(2.32)
Diluted—as reported	$.52	$(1.97)	$.81	$(2.31)
Diluted—pro forma	$.51	$(1.97)	$.80	$(2.32)

The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
Annualized Dividend Yield	0%	0%	0%	0%
Common Stock Price Volatility	76.6%	73.8%	76.6%	73.8%
Risk Free Rate of Return	4.1%	3.5%	4.1%	3.5%
Expected option term (in years)	7	7	7	7

3. Inventories

Inventories are stated at the lower of manufacturing cost or market value with manufacturing cost determined under the average cost method. The components of inventories are as follows:

	June 30, 2004	December 31, 2003
	(In thousands)
Raw materials	$15,361	$5,214
Semi-finished product	64,101	55,864
Finished product	45,725	49,478
Stores and operating supplies	29,248	29,067

Total inventory	$154,435	$139,623

4. Comprehensive Income (Loss)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
	(In thousands)		(In thousands)
Net income (loss)	$14,020	$(51,947)	$21,545	$(60,973)
Foreign currency translation adjustment	(216)	2,478	(378)	2,619

Comprehensive income (loss)	$13,804	$(49,469)	$21,167	$(58,354)

5. Debt, Financing Arrangements, and Liquidity

Debt balances were as follows:

	June 30, 2004	December 31, 2003
	(In thousands)
10% First Mortgage Notes due 2009	$305,000	$305,000
Less unamortized discount on 10% Notes	(2,950)	(3,168)
Oregon Feralloy Partners Term Loan	9,500	–

Total debt outstanding	311,550	301,832
Less current portion of Oregon Feralloy Partners Term Loan	(2,000)	–

Non-current maturity of long-term debt	$309,550	$301,832

On July 15, 2002, the Company issued $305 million of 10% First Mortgage Notes due 2009 ("10% Notes") at a discount of 98.772% and an interest rate of 10%. Interest is payable on January 15 and July 15 of each year. The 10% Notes are secured by a lien on substantially all of the property, plant and equipment, and certain other assets of the Company (exclusive of CPC and OFP), excluding accounts receivable, inventory, and certain other assets. As of June 30, 2004, the Company had outstanding $305 million of principal amount under the 10% Notes. The Indenture under which the Notes were issued contains restrictions on new indebtedness and various types of disbursements, including dividends, based on the cumulative amount of the Company's net income, as defined. Under these restrictions, there was no amount available for cash dividends at June 30, 2004. New CF&I and CF&I (collectively, the "Guarantors") guarantee the obligations of the 10% Notes, and those guarantees are secured by a lien on substantially all of the property, plant and equipment and certain other assets of the Guarantors, excluding accounts receivable, inventory, and certain other assets.

On March 29, 2000, OFP entered into a 7-year $14 million loan agreement for the purchase of certain processing assets and for the construction of a processing facility. Amounts outstanding under the loan agreement bear interest based on the prime rate plus a margin ranging from 1.84% to 3.00%, and as of June 30, 2004, there was $9.5 million of principal outstanding of which $2.0 million was classified as current. The loan is secured by all the assets of OFP. The creditors of OFP have no recourse to the general credit of the Company. Effective January 1, 2004, the Company included the OFP loan balance in the consolidated balance sheet as a result of the adoption of FIN 46R. See Note 11, "Joint Venture and Adoption of FIN 46R—Consolidation of Variable Interest Entities."

As of June 30, 2004, Oregon Steel Mills, Inc., New CF&I, Inc., CF&I Steel, L.P., and Colorado and Wyoming Railway Company ("Borrowers") maintained a $65 million revolving credit agreement ("Credit Agreement"), which will expire on June 30, 2005. At June 30, 2004, $5.0 million was restricted under the Credit Agreement, $15.4 million was restricted under outstanding letters of credit, and $44.6 million was available for use. Amounts under the Credit Agreement bear interest based on either (1) the prime rate plus a margin ranging from 0.25% to 1.00%, or (2) the adjusted LIBO rate plus a margin ranging from 2.50% to 3.25%. Unused commitment fees range from 0.25% to 0.75%. During the quarter ended June 30, 2004, there was a total of $11.5 million of short-term borrowings under the Credit Agreement with an average daily balance of $0.3 million. As of June 30, 2004, there was no outstanding balance due under the Credit Agreement. Had there been an outstanding balance, the average interest rate for the Credit Agreement would have been 5.0%. The unused commitment fees were 0.75% for the quarter ended June 30, 2004. The margins and unused commitment fees will be subject to adjustment within the ranges discussed above based on a quarterly leverage ratio. The Credit Agreement contains various restrictive covenants including minimum consolidated tangible net worth amount, a minimum earnings before interest, taxes, depreciation and amortization amount, a minimum fixed charge coverage ratio, limitations on maximum annual capital and environmental expenditures, a borrowing availability limitation relating to inventory, limitations on stockholder dividends and limitations on incurring new or additional debt obligations other than as allowed by the Credit Agreement. The Company cannot pay cash dividends without prior approval from the lenders.

Camrose maintains a CDN $15 million revolving credit facility with a Canadian bank, the proceeds of which may be used for working capital and general business purposes of Camrose. The facility is collateralized by substantially all of the assets of Camrose, and borrowings under this facility are limited to an amount equal to the sum of the product of specified advance rates and Camrose's eligible trade accounts receivable and inventories. This facility expires in September 2005. As of June 30, 2004, the interest rate of this facility was 3.75%. Annual commitment fees are 0.25% of the unused portion of the credit line. At June 30, 2004, there was no outstanding balance due under the credit facility.

As of June 30, 2004, principal payments on debt are due as follows (in thousands):

2004	$1,000
2005	2,000
2006	2,000
2007	4,500
2008	–
2009	305,000

$314,500

6. Income Taxes

The effective income tax benefit rate was less than 1% for the three and six months ended June 30, 2004, as compared to a tax benefit rate of 4.2% and 11.0% in the corresponding periods in 2003. The effective income tax rate for the three and six months ended June 30, 2004 varied from the combined state and federal statutory rate principally because the Company reversed a portion of the valuation allowance, established in 2003, for certain federal and state net operating loss carry-forwards, state tax credits, and alternative minimum tax credits.

SFAS No. 109, "Accounting for Income Taxes," requires that tax benefits for federal and state net operating loss carry-forwards, state tax credits, and alternative minimum tax credits each be recorded as an asset to the extent that management assesses the utilization of such assets to be "more likely than not"; otherwise, a valuation allowance is required to be recorded. Based on this guidance, the Company reduced the valuation allowances by $7.3 million and $10.5 million, respectively, in the three and six months ended June 30, 2004 due to less uncertainty regarding the realization of deferred tax assets. At June 30, 2004, the valuation allowance for deferred tax assets was $42.9 million.

The Company will continue to evaluate the need for valuation allowances in the future. Changes in estimated future taxable income and other underlying factors may lead to adjustments to the valuation allowances.

7. Net Income (Loss) per Share

The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings per Share." SFAS No. 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of shares of common stock outstanding. For purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of shares of common stock outstanding and the number of dilutive common stock equivalents such as stock options, as determined using the treasury stock method.

Shares used in calculating basic and diluted earnings per share for the three-month and six-month periods ended June 30, are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
	(In thousands, except per share amounts)
Basic weighted average shares outstanding	26,583	26,388	26,535	26,388
Dilutive effect of:
Employee stock options	265	–	169	–

Weighted average number of shares outstanding:
Assuming dilution	26,848	26,388	26,704	26,388

Net income (loss)	$14,020	$(51,947)	$21,545	$(60,973)

Basic income (loss) per share:	$.53	$(1.97)	$.81	$(2.31)
Diluted income (loss) per share:	$.52	$(1.97)	$.81	$(2.31)

8. Employee Benefit Plans

The Company has noncontributory defined benefit retirement plans, certain health care and life insurance benefits, an Employee Stock Ownership Plan, and qualified Thrift (401(k)) plans covering all of its eligible domestic employees.

Components of net periodic benefit cost related to the defined benefit and certain health care and life insurance benefit plans were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
	(In thousands)		(In thousands)
Service cost	$1,169	$1,329	$2,338	$2,658
Interest cost	2,152	2,090	4,305	4,181
Expected return on plan assets	(1,748)	(1,547)	(3,497)	(3,095)
Recognized net loss	420	419	840	838
Amortization of transition asset	49	49	98	98
Amortization of prior service cost	31	45	62	91

Total net periodic benefit cost	$2,073	$2,385	$4,146	$4,771

9. Concentrations

The Company's Portland mill purchases steel slab from a number of foreign producers. Any interruption or reduction in the supply of steel slab may make it difficult or impossible to satisfy customers' delivery requirements, which could have a material adverse effect on the Company's results of operations. Thus far in 2004, the Company's major suppliers of steel slab have been Ispat Mexicana S.A. de C. V. of Mexico and Companhia Siderúrgica de Tubarão of Brazil. Any interruption of supply from these suppliers could have a material adverse effect on the Company's results of operations. Most of the steel slabs the Company purchases are delivered by ship. Any disruption to port operations, including those caused by a labor dispute involving longshoreman or terrorism, could materially impact the supply or the cost of steel slabs, which could have a material adverse effect on the Company's production, sales levels and profitability.

10. Contingencies

Environmental

All material environmental remediation liabilities for non-capital expenditures, which are probable and estimable, are recorded in the financial statements based on current technologies and current environmental standards at the time of evaluation. Adjustments are made when additional information is available that suggests different remediation methods or periods may be required and affect the total cost. The best estimate of the probable cost within a range is recorded; however, if there is no best estimate, the low end of the range is recorded and the range is disclosed.

Oregon Steel Division

In May 2000, the Company entered into a Voluntary Clean-up Agreement with the Oregon Department of Environmental Quality ("DEQ") committing the Company to conduct an investigation of whether, and to what extent, past or present operations at the Company's Portland mill may have affected sediment quality in the Willamette River. Based on preliminary findings, the Company is conducting a full remedial investigation ("RI"), including areas of investigation throughout the Portland mill, and has committed to implement source control if required. The Company's best estimate for costs of the RI study is $853,000 over the next two years. Accordingly, the Company has accrued a liability of $853,000 as of June 30, 2004. The Company has also recorded a $853,000 receivable for insurance proceeds that are expected to cover these RI costs because the Company's insurer is defending this matter, subject to a standard reservation of rights, and is paying these RI costs as incurred. Based upon the results of the RI, the DEQ may require the Company to incur costs associated with additional phases of investigation, remedial action or implementation of source controls, which could have a material adverse effect on the Company's results of operations because it may cause costs to exceed available insurance or because insurance may not cover those particular costs. The Company is unable at this time to determine if the likelihood of an unfavorable outcome or loss is either probable or remote, or to estimate a dollar amount range for a potential loss.

In a related matter, in December 2000, the Company received a general notice letter from the U.S. Environmental Protection Agency ("EPA"), identifying it, along with 68 other entities, as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to contamination in a portion of the Willamette River that has been designated as the "Portland Harbor Superfund Site." The letter advised the Company that it may be liable for costs of remedial investigation and remedial action at the Portland Harbor Superfund Site (which liability, under CERCLA, is joint and several with other PRPs) as well as for natural resource damages that may be associated with any releases of contaminants (principally at the Portland mill site) for which the Company has liability. At this time, nine private and public entities have signed an Administrative Order on Consent ("AOC") to perform a remedial investigation/feasibility study ("RI/FS") of the Portland Harbor Superfund Site under EPA oversight. The RI/FS is expected to be completed in 2008. Although we did not sign the original AOC, the Company is a member of the Lower Willamette Group, which is funding that investigation, and it signed a Coordination and Cooperation Agreement with the EPA that binds it to all terms of the AOC. The Company's cost associated with the RI/FS as of June 30, 2004 is approximately $441,000, all of which has been covered by the Company's insurer. As a best estimate of the Company's share of the remaining RI/FS costs, the Company has accrued a liability of $860,000 as of June 30, 2004. The Company has also recorded a $860,000 receivable for insurance proceeds that are expected to cover these RI/FS costs because the Company's insurer is defending this matter, subject to a standard reservation of rights, and is paying these RI/FS costs as incurred. At the conclusion of the RI/FS, the EPA will issue a Record of Decision setting forth any remedial action that it requires to be implemented by identified PRPs. In addition, in June 2003, the Company signed a Funding and Participating Agreement whereby the Company, with nine other industrial and municipal parties, agreed to fund a joint effort with federal, state and tribal trustees to study potential natural resource damages in the Portland Harbor. The Company estimates its financial commitment in connection with this agreement to be approximately $591,000. Based on this estimate, the Company has accrued a liability of $591,000 as of June 30, 2004. The Company has also recorded a $591,000 receivable for insurance proceeds that are expected to cover these RI/FS costs because the Company's insurer is defending this matter, subject to a standard reservation of rights, and is paying these costs as incurred. This effort is expected to last until 2006. In connection with these matters, the Company could incur additional costs associated with investigation, remedial action, natural resource damage and natural resource restoration, the costs of which may exceed available insurance or which may not be covered by insurance, which therefore could have a material adverse effect on the Company's results of operations. The Company is unable to estimate a dollar amount range for any related remedial action that may be implemented by the EPA, or natural resource damages and restoration that may be sought by federal, state and tribal natural resource trustees.

In 2003, the wastewater treatment system at the Napa pipe mill overflowed on at least two occasions. These overflows are being investigated by several governmental agencies, including the EPA and the Napa County Department of Environmental Management. In connection with these matters, the Company expects to undertake certain capital improvements, and may be subject to fines or penalties. Based on currently available information, the Company does not believe these matters will be material to the Company's results of operations or cash flows.

RMSM Division

In connection with the acquisition of the steelmaking and finishing facilities located at Pueblo, Colorado ("Pueblo mill"), CF&I accrued a liability of $36.7 million for environmental remediation related to the prior owner's operations. CF&I believed this amount was the best estimate of costs from a range of $23.1 million to $43.6 million. CF&I's estimate of this liability was based on two remediation investigations conducted by environmental engineering consultants, and included costs for the Resource Conservation and Recovery Act facility investigation, a corrective measures study, remedial action, and operation and maintenance associated with the proposed remedial actions. In October 1995, CF&I and the CDPHE finalized a postclosure permit for hazardous waste units at the Pueblo mill. As part of the postclosure permit requirements, CF&I must conduct a corrective action program for the 82 solid waste management units at the facility and continue to address projects on a prioritized corrective action schedule which substantially reflects a straight-line rate of expenditure over 30 years. The State of Colorado mandated that the schedule for corrective action could be accelerated if new data indicated a greater threat existed to the environment than was currently believed to exist. At June 30, 2004, the accrued liability was $27.5 million, of which $23.8 million was classified as non-current on the Company's consolidated balance sheet.

The CDPHE inspected the Pueblo mill in 1999 for possible environmental violations, and in the fourth quarter of 1999 issued a Compliance Advisory indicating that air quality regulations had been violated, which was followed by the filing of a judicial enforcement action ("Action") in the second quarter of 2000. In March 2002, CF&I and CDPHE reached a settlement of the Action, which was approved by the court (the "State Consent Decree"). The State Consent Decree provided for CF&I to pay $300,000 in penalties, fund $1.5 million of community projects, and to pay approximately $400,000 for consulting services. CF&I is also required to make certain capital improvements expected to cost approximately $25 million, including converting to the new single New Source Performance Standards Subpart AAa ("NSPS AAa") compliant furnace discussed below. The State Consent Decree provides that the two existing furnaces will be permanently shut down approximately 16 months after the issuance of a Prevention of Significant Deterioration ("PSD") air permit. The PSD permit was issued June 21, 2004.

In May 2000, the EPA issued a final determination that one of the two electric arc furnaces at the Pueblo mill was subject to federal NSPS AA. This determination was contrary to an earlier "grandfather" determination first made in 1996 by CDPHE. CF&I appealed the EPA determination in the federal Tenth Circuit Court of Appeals. The issue has been resolved by entry of a Consent Decree on November 26, 2003, and the Tenth Circuit dismissed the appeal on December 10, 2003. In that Consent Decree and overlapping with the commitments made to the CDPHE described above, CF&I committed to the conversion to the new NSPS AAa compliant furnace (demonstrating full compliance 21 months after permit approval and expected to cost, with all related emission control improvements, approximately $25 million), and to pay approximately $450,000 in penalties and fund certain supplemental environmental projects valued at approximately $1.1 million, including the installation of certain pollution control equipment at the Pueblo mill. The above mentioned expenditures for supplemental environmental projects will be both capital and non-capital expenditures. Under this settlement and the settlement with the CDPHE, the Company is subject to certain stipulated penalties if it fails to comply with the terms of the settlement. In March 2004, the CDPHE notified CF&I of alleged violations of the State Consent Decree relating to opacity. In June 2004, the CDPHE assessed stipulated penalties of $270,000. On July 26, 2004, CF&I sought review of the determination. As a result, the Company has incurred, and may in the future incur, additional penalties related to this matter. To date, such penalties (which relate to alleged violations of opacity standards) have not been material to the Company's results of operations and cash flows; however, the Company cannot be assured that future penalties will not be material.

In response to the CDPHE settlement and subsequent alleged violations and the resolution of the EPA action, CF&I expensed $2.8 million in 2001 and $132,000 in the second quarter of 2004 for possible fines and non-capital related expenditures. As of June 30, 2004, the remaining accrued liability was approximately $306,000.

In December 2001, the State of Colorado issued a Title V air emission permit to CF&I under the CAA requiring that the furnace subject to the EPA action operate in compliance with NSPS AA standards. The Title V permit has been modified several times and gives CF&I adequate time (at least 15 1/2 months after CDPHE issues the PSD permit) to convert to a single NSPS AAa compliant furnace. Any decrease in steelmaking production during the furnace conversion period when both furnaces are expected to be shut down will be offset by increasing production prior to the conversion period by building up semi-finished steel inventory and to a much lesser degree, if necessary, purchasing semi-finished steel ("billets") for conversion into rod products at spot market prices. Pricing and availability of billets is subject to significant volatility.

In a related matter, in April 2000, the United Steelworkers of America ("Union") filed suit in the United States District Court in Denver, Colorado, asserting that the Company and CF&I had violated the CAA at the Pueblo mill for a period extending over five years. The Union sought declaratory judgement regarding the applicability of certain emission standards, injunctive relief, civil penalties and attorney's fees. On July 6, 2001, the presiding judge dismissed the suit. The 10th Circuit Court of Appeals on March 3, 2003 reversed the District Court's dismissal of the case and remanded the case for further hearing to the District Court. The parties to the above-referenced litigation have negotiated a tentative settlement of the labor dispute and all associated litigation, including this Union suit. See "Labor Matters" for a description of the tentative settlement.

Labor Matters

CF&I Labor Dispute and Resultant Litigation

The labor contract at CF&I expired on September 30, 1997. After a brief contract extension intended to help facilitate a possible agreement, on October 3, 1997, the Union initiated a strike at CF&I for approximately 1,000 bargaining unit employees. The parties, however, failed to reach final agreement on a new labor contract due to differences on economic issues. As a result of contingency planning, CF&I was able to avoid complete suspension of operations at the Pueblo mill by utilizing a combination of new hires, striking employees who returned to work, contractors and salaried employees.

On December 30, 1997, the Union called off the strike and made an unconditional offer on behalf of its members to return to work. At the time of this offer, because CF&I had permanently replaced the striking employees, only a few vacancies existed at the Pueblo mill. Since that time, vacancies have occurred and have been filled by formerly striking employees ("Unreinstated Employees"). As of June 30, 2004, approximately 827 Unreinstated Employees have either returned to work or have declined CF&I's offer of equivalent work. At June 30, 2004, approximately 123 Unreinstated Employees remain unreinstated.

On February 27, 1998, the Regional Director of the National Labor Relations Board ("NLRB") Denver office issued a complaint against CF&I, alleging violations of several provisions of the National Labor Relations Act ("NLRA"). On August 17, 1998, a hearing on these allegations commenced before an Administrative Law Judge ("Judge"). Testimony and other evidence were presented at various sessions in the latter part of 1998 and early 1999, concluding on February 25, 1999. On May 17, 2000, the Judge rendered a decision which, among other things, found CF&I liable for certain unfair labor practices and ordered as remedy the reinstatement of all 1,000

Unreinstated Employees, effective as of December 30, 1997, with back pay and benefits, plus interest, less interim earnings. Since January 1998, the Company has been returning unreinstated strikers to jobs, as positions became open. As noted above, there were approximately 123 Unreinstated Employees as of June 30, 2004. On August 2, 2000, CF&I filed an appeal with the NLRB in Washington, D.C. A separate hearing concluded in February 2000, with the judge for that hearing rendering a decision on August 7, 2000, that certain of the Union's actions undertaken since the beginning of the strike did constitute misconduct and violations of certain provisions of the NLRA. The Union has appealed this determination to the NLRB. In both cases, the non-prevailing party in the NLRB's decision will be entitled to appeal to the appropriate U.S. Circuit Court of Appeals. CF&I believes both the facts and the law fully support its position that the strike was economic in nature and that it was not obligated to displace the properly hired replacement employees.

In the event there is an adverse determination on these issues, Unreinstated Employees could be entitled to back pay, including benefits, plus interest, from the date of the Union's unconditional offer to return to work through the date of their reinstatement or a date deemed appropriate by the NLRB or an appellate court. The number of Unreinstated Employees entitled to back pay may be limited to the number of past and present replacement workers; however, the Union might assert that all Unreinstated Employees should be entitled to back pay. Back pay is generally determined by the quarterly earnings of those working less interim wages earned elsewhere by the Unreinstated Employees. In addition to other considerations, each Unreinstated Employee has a duty to take reasonable steps to mitigate the liability for back pay by seeking employment elsewhere that has comparable working conditions and compensation. Any estimate of the potential liability for back pay will depend significantly on the ability to assess the amount of interim wages earned by these employees since the beginning of the strike, as noted above. Due to the lack of accurate information on interim earnings for both reinstated and Unreinstated Employees and sentiment of the Union towards the Company, it is not currently possible to obtain the necessary data to calculate possible back pay. In addition, the NLRB's findings of misconduct by the Union may mitigate any back pay award with respect to any Unreinstated Employees proven to have taken part or participated in acts of misconduct during and after the strike.

CF&I Labor Dispute Settlement

On January 15, 2004 the Company announced a tentative agreement to settle the labor dispute between the Union and CF&I ("Settlement"). The Settlement is conditioned on, among other things, (1) its approval by stockholders of New CF&I, (2) ratification of a new collective bargaining agreement being executed between CF&I and the Union, (3) approval of the Settlement by the NLRB and the dismissal of cases pending before the NLRB related to the labor dispute and (4) various pending legal actions between the Company, New CF&I and CF&I and the Union being dismissed. The Settlement, if approved, will provide remedies for all outstanding unfair labor practices between CF&I and the Union and sets the stage for the ratification of new five-year collective bargaining agreements. The Settlement includes the creation of a labor dispute settlement trust ("Trust") that will hold four million shares of the Company's registered common stock after issuance by the Company. As part of the Settlement, the Company will agree to give the Trust certain piggy back and demand registration rights. The Settlement also includes payment by the Company of: (1) a cash contribution of $2,500 for each beneficiary, estimated to be in total

$2.5 million and (2) beginning on the effective date of the Settlement, a ten year profit participation obligation consisting of 25% of CF&I's quarterly profit, as defined, for years 2004 and 2007 through 2013, and 30% for years 2005 and 2006, not to exceed $3 million per year for 2004 through 2008 and $4 million per year for 2009 through 2013. The beneficiaries are those individuals who (1) as of October 3, 1997 were employees of CF&I and represented by the Union, (2) as of December 31, 1997 had not separated, as defined, from CF&I and (3) are entitled to an allocation as defined in the Trust. The Settlement, certain elements of which will be effected through the new five-year collective bargaining agreement, also includes: (1) early retirement with immediate enhanced pension benefit where CF&I will offer bargaining unit employees an early retirement opportunity based on seniority until a maximum of 200 employees have accepted the offer, the benefit will include immediate and unreduced pension benefits for all years of service (including the period of the labor dispute) and for each year of service prior to March 3, 1993 (including service with predecessor companies) an additional monthly pension of $10, (2) pension credit for the period of the labor dispute whereby CF&I employees who went on strike will be given pension credit for both eligibility and pension benefit determination purposes for the period beginning October 3, 1997 and ending on the latest of said employees actual return to work, termination of employment, retirement or death, (3) pension credit for service with predecessor companies whereby for retirements after January 1, 2004, effective January 2, 2006 for each year of service prior to March 3, 1978 (including service with predecessor companies), CF&I will provide an additional monthly benefit to employees of $12.50, and for retirements after January 1, 2006, effective January 2, 2008 for each year of service between March 3, 1978 and March 3, 1993 (including service with predecessor companies), CF&I will provide an additional monthly benefit of $12.50, and (4) individuals who are members of the bargaining units as of October 3, 1997 will be immediately eligible to apply for and receive qualified long-term disability ("LTD") benefits on a go forward basis, notwithstanding the date of the injury or illness, service requirements or any filing deadlines. The Settlement also includes the Company's agreement to nominate a director designated by the Union on its Board of Directors, and to a broad based neutrality clause for certain of the Company's facilities in the future.

On March 12, 2004, the Union membership at CF&I voted to accept the proposed Settlement and a new five-year collective bargaining agreement. The Settlement is still conditioned on the approval of the Settlement by the NLRB and the dismissal of cases pending before the NLRB related to the labor dispute, and the dismissal of various pending legal actions between the Company, New CF&I and CF&I and the Union.

CF&I Labor Dispute Settlement—Accounting

The Company recorded charges of $31.1 million in the fourth quarter of 2003, $7 million in the first quarter of 2004, and an additional charge of $31.9 million in the second quarter of 2004, of which $23.2 million, $7 million, and $28.7 million, respectively, were non-cash, related to the tentative agreement to issue four million shares of Company common stock to the Trust as part of the Settlement. The non-cash portion of the charge in the second quarter of 2004 is a result of adjusting the previously recorded value at March 31, 2004 of the four million shares of Company common stock ($30.2 million at $7.56 per share) to market at June 30, 2004. The closing of the Company's common stock on the New York Stock Exchange at June 30, 2004 was $14.74 per share, resulting in an additional labor dispute settlement charge of $28.7 million for the second quarter of 2004. The

Company will continue to adjust the common stock charge portion of the Settlement at the end of each quarter either up or down for the change in the price of the Company's common stock through the effective date of the Settlement. In addition, as part of the Settlement, the Company agreed, under certain circumstances, to pay on behalf of the Trust, certain expenses that would otherwise be incurred by the Trust related to the issuance of the four million shares. Accordingly, the Company recorded an additional charge in the second quarter of 2004 of approximately $3.2 million as part of the cost of Settlement related to the issuance of the shares to the Trust. As of June 30, 2004, the liability accrued for all these settlement charges totals $70.0 million, with $63.5 million classified as long-term on the balance sheet. The accrual for the LTD benefits ($5.3 million at June 30, 2004) may also change, as better claims information becomes available. As employees accept the early retirement benefits, the Company expects to record an additional charge during 2004 estimated at approximately $6.8 million related to these benefits. The enhancements to pension and post-retirement medical benefits for non-early retirees will be accounted for prospectively on the date at which plan amendments occur pursuant to the new five-year collective bargaining agreements in accordance with SFAS No. 87 and SFAS No. 106. In addition to these charges, the Company recorded $1.4 million, and $3.0 million, for the three and six months ended June 30, 2004, for selling, general and administrative expenses incurred under the profit participation component of the Settlement.

Purchase Commitments

Effective January 8, 1990, the Company entered into an agreement, which was subsequently amended on December 7, 1990 and again on April 3, 1991, to purchase a base amount of oxygen produced from a facility located at the Company's Portland mill. The oxygen facility is owned and operated by an independent third party. The agreement expires in August 2011 and specifies that the Company will pay a base monthly charge that is adjusted annually based upon a percentage change in the Producer Price Index. The monthly base charge at June 30, 2004 was approximately $129,000. See Note 12, "Asset Impairments" for potential costs related to this contract. A similar contract to purchase oxygen for the Pueblo mill was entered into on February 2, 1993 by CF&I, and was subsequently amended on August 4, 1994. The agreement specifies that CF&I will pay a base monthly charge that is adjusted annually based upon a percentage change in the Producer Price Index. The monthly base charge at June 30, 2004 was $119,000.

The Company has entered into an agreement, which expires in May 2005, for the purchase of electricity used at the Portland mill from an independent third party. This commitment specifies that the Company will pay a minimum monthly charge that fluctuates seasonally and which averages $50,000 per month.

Other Contingencies

The Company is party to various other claims, disputes, legal actions and other proceedings involving contracts, employment and various other matters. In the opinion of management, the outcome of these matters would not have a material adverse effect on the consolidated financial condition of the Company, its results of operations, and liquidity.

11. Joint Venture and Adoption of FIN 46R—Consolidation of Variable Interest Entities

In June 1999, a wholly owned subsidiary of the Company and Feralloy Oregon Corporation ("Feralloy") formed OFP to construct a temper mill and a cut-to-length ("CTL") facility ("Facility") with an annual stated capacity of 300,000 tons to process CTL plate from steel coil produced at the Company's plate mill in Portland, Oregon. The Facility commenced operations in May 2001. The Company has a 60% profit/loss interest and Feralloy, the managing partner, has a 40% profit/loss interest in OFP. Each partner holds 50% voting rights as an owner of OFP. The Company is not required to, nor does it currently anticipate it will, make other contributions of capital to fund operations of OFP. However, the Company is obligated to supply a quantity of steel coil for processing through the Facility of not less than 15,000 tons per month. In the event that the three month rolling average of steel coil actually supplied for processing is less than 15,000 tons and OFP operates at less than breakeven (as defined in the Joint Venture Agreement), then the Company is required to make a payment to OFP at the end of the three-month period equal to the shortfall. During the second quarter of 2004, the Company did not supply the minimum steel required to OFP and OFP did not operate at breakeven. Consequently, during the second quarter of 2004, the Company expensed and recorded an obligation to OFP of approximately $34,000.

The Company adopted FIN 46R "Consolidation of Variable Interest Entities" on January 1, 2004, for its OFP operation. The cumulative impact of the adoption of this accounting standard on retained earnings was zero. OFP primarily owns land improvements, a building, equipment and other operating assets, all of which is collateral for the $9.5 million bank debt of OFP. The creditors of OFP have no recourse to the general credit of the Company. The financial statement impact was to increase current assets by $1.7 million, increase net property, plant and equipment by $15 million, decrease other assets by $3.5 million, increase current liabilities by $3.4 million, increase long-term debt by $7.5 million (consisting of bank debt) and increase minority interest by $2.3 million.

12. Asset Impairments

In May 2003, the Company shut down its Portland mill melt shop. The determination to close the melt shop was based on 1) the Company's ability to obtain steel slab through purchases from suppliers on the open market, and 2) high energy and raw material costs and the yield losses associated with the inefficient casting technology in use at the Portland mill. The Company continues to maintain the melt shop in operating condition but is also exploring other alternatives and has contracted with a third party to market the melt shop equipment to suitable buyers.

In connection with the melt shop closure, the Company has determined the value of the related assets to be impaired. Accordingly, in the second quarter of 2003, the Company recorded a pre-tax impairment charge to earnings of $27.0 million for the melt shop and other related assets. Of this impairment charge recognized, $18.3 million represented impairment of fixed assets and $8.4 million pertained to reduction of dedicated stores and operating supplies to net realizable value. Following the impairment charge, the carrying value of the fixed assets was approximately $1.4 million. The fair value of the impaired fixed assets was determined using the Company's estimate of market prices for similar assets. Associated with the operations of the melt shop is an oxygen purchase contract which cannot be used in current operations and therefore does not provide a current benefit to the Company unless the Company decides to restart the melt shop. In the future, if the Company determines the melt shop will not reopen, or decides to terminate the associated oxygen purchase contract, it will incur an expense for contract termination costs. The

Company estimates the cancellation and buyout costs could range from $3.0 million to $5.5 million, depending on negotiation of a settlement. None of the future costs of the contract have been accrued as of June 30, 2004, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" as the Company has not effectively ceased its rights under the contract.

As discussed in Note 10, "Contingencies" above, part of the settlement with the CDPHE and the EPA requires CF&I to install one new electric arc furnace, and thus the two existing furnaces with a combined melting and casting capacity of approximately 1.2 million tons through two continuous casters will be shut down. CF&I has determined that the new single furnace operation will not have the capacity to support a two caster operation and therefore CF&I has determined that one caster and other related assets have no future service potential. Accordingly, in the second quarter of 2003, the Company recorded a pre-tax impairment charge to earnings of $9.1 million. Of this impairment charge recognized, $8.1 million represented impairment of fixed assets and $1.0 million pertained to reduction of related stores items to net realizable value. Because it is believed the caster has no salvage value following the impairment charge, the carrying value of the fixed assets was zero after the effect of the impairment charge.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee, the NASD filing fee, and the NYSE listing fee.

SEC registration fee	$16,173
NASD filing fee	13,265
NYSE listing fee	60,488
Printing expenses	125,000
Legal fees and expenses	120,000
Accountants' fees and expenses	60,000
Transfer agent and registrar fees and expenses	8,000
Blue Sky fees and expenses	5,000
Miscellaneous	5,000

Total	$412,926

Item 15. Indemnification of Directors and Officers.

The Company is a Delaware corporation. Section 145 of the General Corporation Law of the State of Delaware (the "GCL") provides, in summary, that a corporation may indemnify a director, officer, employee or agent of a corporation (i) in the case of third-party claims, against certain expenses incurred by such person in connection with any action, suit or proceeding brought or threatened against such person by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) in the case of actions by or in the right of the corporation, against certain expenses incurred by such person in connection with the defense or settlement of such an action, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that, in the case of actions by or in the right of the corporation, if such person is adjudged to be liable to the corporation, no indemnification can be made unless a court determines that such person is fairly and reasonably entitled to indemnification. Indemnification also is authorized with respect to any criminal action or proceeding where, in addition to the criteria stated under (i) above, a director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful. Section 145 of the GCL furthermore provides that a corporation must indemnify a director, officer, employee or agent of the corporation to the extent that he or she is successful on the merits or otherwise in defending any of the actions, suits or proceedings described above.

The Registrant's Restated Certificate of Incorporation (the "Restated Certificate") and Bylaws provide for the indemnification by the Registrant of directors, officers, employees and agents to the fullest extent permitted by Section 145 of the Delaware GCL. Additionally, Section 145 of the Delaware GCL permits a corporation to purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liability asserted against such persons and incurred by such persons, or arising out of such persons' status as such. The Registrant maintains an insurance policy covering its directors and officers against such liability.

The Registrant also has entered into indemnification agreements with certain directors and executive officers. The agreements provide that the Registrant will indemnify the director or officer to the fullest extent allowed by the Restated Certificate and applicable law. In addition, the agreements provide that the Registrant will indemnify the director or officer for all expenses and liabilities relating to any proceeding in which the director or officer is made a party by reason of being an agent of the Registrant. The agreements also provide for mandatory insurance coverage for the director or officer.

Section 102 of the Delaware GCL provides that a corporation, in its Certificate of Incorporation, may eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, other than liability for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) any transaction from which the director derived an improper personal benefit and (4) unlawful payment of dividends or unlawful stock purchases or redemptions. The Restated Certificate provides for the elimination, to the fullest extent permitted by law, of personal liability of its directors for monetary damages for breach of fiduciary duty as a director. Reference is made to the Restated Certificate of Incorporation filed as exhibit 3.1 to our Form 10-Q for the period ended June 30, 2003.

Item 16. Exhibits.

See Exhibit Index on page following signatures.

Item 17. Undertakings.

  (a)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

  (b)
  We hereby undertake that:

  (i)
  For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective;

  (ii)
  For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (iii)
  For the purpose of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on September 20, 2004.

OREGON STEEL MILLS, INC.
/s/ JAMES E. DECLUSIN James E. Declusin, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Date: September 20, 2004	/s/ JAMES E. DECLUSIN James E. Declusin, President, Chief Executive Officer and Director (Principal Executive Officer)
Date: September 20, 2004	/s/ L. RAY ADAMS L. Ray Adams, Chief Financial Officer, Vice President—Finance and Treasurer (Principal Financial Officer)
Date: September 20, 2004	/s/ JEFF S. STEWART Jeff S. Stewart, Corporate Controller (Principal Accounting Officer)
Date: September 20, 2004	* Harry L. Demorest, Director
Date: September 20, 2004	* Carl W. Neun, Director
Date: September 20, 2004	* William P. Kinnune, Director
Date: September 20, 2004	* David L. Parkinson, Director
Date: September 20, 2004	* Stephen P. Reynolds, Director
Date: September 20, 2004	* William Swindells, Chairman of the Board and Director
Date: September 20, 2004	* Frank M. Walker, Director
Date: September 20, 2004	* Brett Wilcox, Director
*By:	/s/ L. RAY ADAMS L. Ray Adams Attorney-in-Fact

Exhibit Index

1.1****	Form of Underwriting Agreement.
3.1	Restated Certificate of Incorporation of the Company, as amended. (Filed as exhibit 3.1 to Form 10-Q for the period ended June 30, 2003.)
3.2	Bylaws of the Company (as amended and restated on May 1, 2003). (Filed as exhibit 3.2 to Form 10-Q for the period ended June 30, 2003.)
4.1	Specimen Common Stock Certificate. (Filed as exhibit 4.1 to Form S-1 Registration Statement 33-38379.)
4.2	Rights Agreement between Oregon Steel Mills, Inc. and ChaseMellon Shareholder Services, LLC (now Mellon Investor Services, LLC), as Rights Agent. (Filed as Exhibit 1 to the Company's Registration Statement on Form 8-A (SEC Reg. No. 1-9987).)
4.3	Indenture, dated as of July 15, 2002, by and among Oregon Steel Mills, Inc., U.S. Bank National Association, as trustee, and New CF&I, Inc., and CF&I Steel, L.P., as guarantors. (Filed as exhibit 4.1 to the Registration statement on Form S-4 (SEC Reg. No. 333-98249).)
4.4	First Amendment to Oregon Steel Mills, Inc. Indenture. (Filed as Exhibit 4.2 to Form 10-Q for the period ended September 30, 2002.)
4.5	Exchange and Registration Rights Agreement, dated July 15, 2002, between Oregon Steel Mills, Inc., and Goldman, Sachs & Co. (Filed as exhibit 4.2 to the Registration Statement on Form S-4 (SEC Reg. No. 333-98249).)
4.6	Security Agreement, dated as of July 15, 2002, between Oregon Steel Mills, Inc., and U.S. Bank National Association. (Filed as exhibit 4.3 to the Registration Statement on Form S-4 (SEC Reg. No. 333-98249).)
4.7	Security Agreement, dated as of July 15, 2002, between CF&I Steel, L.P. and U.S. Bank National Association. (Filed as exhibit 4.4 to the Registration Statement on Form S-4 (SEC Reg. No. 333-98249).)
4.8	Security Agreement, dated as of July 15, 2002, between New CF&I, Inc. and U.S. Bank National Association. (Filed as exhibit 4.5 to the Registration Statement on Form S-4 (SEC Reg. No. 333-98249).)
4.9	Intercreditor Agreement, dated July 15, 2002 between U.S. Bank National Association and Textron Financial Corporation. (Filed as exhibit 4.6 to the Registration Statement on Form S-4 (SEC Reg. No. 333-98249).)
4.10	Form of Deed of Trust, Assignment of Rents and Leases and Security Agreement. (Filed as exhibit 4.7 to the Registration Statement on Form S-4 (SEC Reg. No. 333-98249).)
4.11	Form of Global Note. (Filed as exhibit 4.8 to the Registration Statement on Form S-4 (SEC Reg. No. 333-98249).)
4.12	Guarantee of CF&I Steel, L.P. (Filed as exhibit 4.9 to the Registration Statement on Form S-4 (SEC Reg. No. 333-98249).)
4.13	Guarantee of New CF&I, Inc. (Filed as exhibit 4.10 to the Registration Statement on Form S-4 (SEC Reg. No. 333-98249).)
5.1	Opinion of Schwabe, Williamson & Wyatt, P.C. (and Consent).
10.1**	Form of Indemnification Agreement between the Company and its directors. (Filed as exhibit 10.3 to Form 10-Q for the period ended June 30, 2003.)
10.2**	Form of Indemnification Agreement between the Company and its executive officers. (Filed as exhibit 10.2 to Form 10-Q for the period ended June 30, 2003.)
10.3	Agreement for Electric Power Service between the Registrant and Portland General Electric Company. (Filed as exhibit 10.20 to the Registration Statement on Form S-1 (SEC Reg. No. 33-20407).)

10.4**	Form of Key Employee Contract between the Company and its executive officers. (Filed as exhibit 10.2 to Form 10-Q for the period ended September 30, 2000.)
10.5	Summary of Rights to Purchase Participating Preferred Stock. (Filed as exhibit 2 to the Company's Registration Statement on Form 8-A (SEC Reg. No. 1-9987).)
10.6	Form of Rights Certificate and Election to Purchase. (Filed as exhibit 3 to the Company's Registration Statement on Form 8-A (SEC Reg. No. 1-9987).)
10.7**	2002 Annual Incentive Plan for certain of the Company's management employees. (Filed as exhibit 10.11 to Form 10-K for the period ended December 31, 2001.)
10.8**	2000 Non-Qualified Stock Option Plan. (Filed as exhibit 99.1 to the Company's Registration Statement on Form S-8 (SEC Reg. No. 333-68732).)
10.9**	2002 Non-Employee Director's Stock Option Plan. (Filed as exhibit 99.1 to the Company's Registration Statement on Form S-8 (SEC Reg. No. 333-86980).)
10.10***	Credit Agreement, dated as of July 12, 2002, among Oregon Steel Mills, Inc., New CF&I, Inc., CF&I Steel, L.P. and Colorado & Wyoming Railway Company as borrowers, the financial institutions that are or may from time to time become parties thereto, as Lenders, Textron Financial Corporation, as Agent for the Lenders, and GMAC Business Credit LLC, as Co-Managing Agent. (Filed as exhibit 10.1 to the Registration Statement on Form S-4 (SEC Reg. No. 333-98249).)
10.11	Amendment No. 1 to Credit Agreement dated as of December 13, 2002. (Filed as exhibit 10.11 on Form 10-K for the period ended December 31, 2002.)
10.12	Amendment No. 2 to Credit Agreement, dated as of June 30, 2003. (Filed as exhibit 10.1 on Form 10-Q for the period ended June 30, 2003.)
10.13	Security Agreement, dated as of July 12, 2002, among Oregon Steel Mills, Inc., New CF&I, Inc., CF&I Steel, L.P. and the Agent for the Lenders. (Filed as exhibit 10.2 to the Registration Statement on Form S-4 (SEC Reg. No. 333-98249).)
10.14	Employment Agreement dated August 1, 2003, between the Company and James E. Declusin. (Filed as exhibit 10.1 on Form 10-Q for the period ended September 30, 2003.)
10.15	Separation Agreement and General Release dated September 16, 2003, between the Company and its subsidiaries and Joe E. Corvin. (Filed as exhibit 10.2 on Form 10-Q for the period ended September 30, 2003.)
10.16	Amendment No. 3 to Credit Agreement dated as of September 26, 2003. (Filed as exhibit 10.3 on Form 10-Q for the period ended September 30, 2003.)
10.17	Amendment No. 4 to Credit Agreement dated as of November 13, 2003. (Filed as exhibit 10.4 on Form 10-Q for the period ended September 30, 2003.)
10.18†***	Rocky Mountain Steel Mills Labor Dispute Settlement Agreement and Attachment J.
10.19†	Modification Agreement dated as of September 10, 2004.
10.20†	Rocky Mountain Steel Mills—United Steelworkers of America Back Pay Trust Agreement.
23.1	Consent of Independent Registered Public Accounting Firm—KPMG LLP.
23.2	Consent of Independent Registered Public Accountants—PricewaterhouseCoopers LLP.
23.3	Consent of Schwabe, Williamson & Wyatt, P.C. is contained in Exhibit 5.1.
23.1†	Powers of Attorney of directors and officers of the Registrant are included on the signature page of the Registration Statement.

†
Previously filed.

**
Management contract or compensatory plan.

***
Certain Exhibits and Schedules to this Exhibit are omitted. A list of omitted Exhibits is provided in the Exhibit and the Registrant agrees to furnish to the Commission as a supplement a copy of any omitted Exhibits or Schedules upon request.

****
To be filed by amendment.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS THAT WE FILE WITH THE SEC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
OREGON STEEL MILLS, INC. CONSOLIDATED BALANCE SHEETS (In thousands except per share amounts)
OREGON STEEL MILLS, INC. CONSOLIDATED STATEMENTS OF INCOME (In thousands, except per share amounts)
OREGON STEEL MILLS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OREGON STEEL MILLS, INC. CONSOLIDATED BALANCE SHEETS (In thousands except per share amounts)
OREGON STEEL MILLS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)
Notes to Consolidated Financial Statements (Unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Exhibit Index